UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended____________________________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 30, 2020

For the transition period from ___________ to ___________

Commission file number:

Diginex Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Singapore
(Jurisdiction of incorporation or organization)

35/F Two International

Finance Street, Central

Hong Kong

(Address of principal executive offices)

Richard Byworth
Chief Executive Officer
35F International Finance Centre,

8 Finance Street

Central, Hong Kong
Telephone: +852 2248 0600

Email: ir@diginex.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	EQOS	The Nasdaq Stock Market LLC
Warrants	EQOSW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

On October 6, 2020, the issuer had 31,688,392 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [  ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]
Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [  ]

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INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purpose of this report only, references in this report to:

●	“Diginex,” “we,” “us,” “our,” the “Company,” or “Singapore NewCo” are to Diginex Limited, a Singapore public company limited by shares; and
●	“Business Combination” is to the transactions effected pursuant to (i) the Merger Agreement, dated October 8, 2019, by and among Diginex, DIGITAL INNOVATIVE LIMITED, a British Virgin Islands business company (“BVI NewCo”), and 8i Enterprises Acquisition Corp., a British Virgin Islands business company (“JFK”), and the Plan of Merger, dated as of September 30, 2020, entered into between BVI NewCo and JFK, whereby BVI NewCo merged with and into JFK with JFK being the surviving entity and a wholly-owned subsidiary of Diginex, and (ii) the Share Exchange Agreement, dated as of July 9, 2019, as amended by the Amendment and Joinder to Share Exchange Agreement, Second Amendment to the Share Exchange Agreement, Third Amendment to the Share Exchange Agreement, and Fourth Amendment to Share Exchange Agreement, dated October 8, 2019, January 28, 2020, May 6, 2020, and June 24, 2020, respectively, by and among JFK, Diginex Limited, a Hong Kong company (“Diginex Hong Kong”), the shareholders of Diginex Hong Kong (the “Sellers”), Pelham Limited, a Hong Kong company, as representative of the Sellers, Diginex and BVI NewCo, pursuant to which JFK acquired all of the issued and outstanding ordinary shares of Diginex Hong Kong owned by the Sellers in exchange for the issuance to the Sellers of an aggregate of 25,000,000 Diginex ordinary shares.

Forward-Looking Information

This report includes statements that express Diginex’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Diginex. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of Diginex to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include those generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report, including:

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities, and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to maintain access to content and manage license relationships, and to invest in growth initiatives and pursue acquisition opportunities;
●	financial performance;
●	operational risk;
●	fluctuations in exchange rates between the foreign currencies in which we typically do business and the U.S. Dollar;
●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources;
●	costs related to the Business Combination; and
●	the ability of to recognize the potential benefits of the Business Combination.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

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Part I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Diginex’s directors and executive officers immediately following the consummation of the Business Combination are the individuals indicated below. Each person listed below maintains a business address at 35/F Two International Finance Street, Central, Hong Kong.

Name	Age	Position
Richard Byworth	44	Chief Executive Officer and Director
Paul Ewing	47	Chief Financial Officer and Director
Chi-Won Yoon	61	Chairman and Director
Lisa Theng	53	Director
Richard Petty	50	Director
Paul Smith	61	Director
Andrew Watkins	53	Director

Richard Byworth has served as Chief Executive Officer of Diginex since August 2018. Mr. Byworth served as Managing Director at Nomura from September 2007 to March 2018 where he ran Multistrategy Sales for Asia Pacific product globally. Over a 14-year period, he led Nomura’s Asia distribution initiative, building and maintaining the number one franchises in convertible bonds and flow derivatives. From September 2000 to December 2004, Mr. Byworth worked at Nomura in London as a proprietary trader running dispersion portfolios in equity derivatives and convertible bond risk arbitrage. From August 1999 to August 2000, Mr. Byworth worked at BNP Paribas, and has experience in providing advice to a number of Fintech start-ups. Since December 2017, Mr. Byworth has also served as a board adviser to Privatemarket.io, a secondary private equity marketplace. Mr. Byworth holds a Bachelor’s degree in French with Management from Royal Holloway, University of London.

Paul Ewing has been the Chief Financial Officer at Diginex since August 2018. Mr. Ewing has spent more than a decade working in Asia and was the regional Chief Financial Officer at ICAP Electronic Broking (“ICAP”) from November 2006 to November 2010, as well as Chief Operating Officer for ICAP’s electronic broking division from November 2010 to December 2013. From December 2013 to August 2017, Mr. Ewing was Chief Financial Officer of APAC Broking for ICAP plc. From September 2017 to July 2018, Mr. Ewing served as the Chief Financial Officer for RKR Capital, a proprietary trading business with a focus on financial markets and digital assets. Mr. Ewing holds a degree from Manchester University and is a member of the Institute of Chartered Accountants of England and Wales.

Chi-Won Yoon has been the Chairman of Diginex since August 2020. Prior to joining Diginex, Mr. Yoon was the Executive Vice Chairman of UBS Wealth Management. In this position, Mr Yoon was responsible for developing and enhancing long-term strategic relationships with key clients globally. He retired from UBS in 2019. Mr. Yoon also served as a President and CEO of UBS AG, Asia Pacific, and was a member of the UBS Group Executive Board from 2009 to 2015. In his capacity, he oversaw the entire firm in 13 countries around the region and was responsible for UBS’s three main divisions: Investment Banking, Wealth Management and Global Asset Management. Mr. Yoon joined UBS in 1997 and established the equity derivatives business. He then held various positions in the investment bank including Head of Equities and Head of Securities Asia Pacific. He also served as the Hong Kong Country Head. Mr. Yoon has been in financial services since 1986 when he started in equity derivatives. Prior to joining UBS, Mr. Yoon worked at Lehman Brothers in New York and Hong Kong, and before that at Merrill Lynch in New York. Before embarking on a Wall Street career, Mr. Yoon worked as an electrical engineer in satellite communications. Mr. Yoon holds a bachelor’s degree in electrical engineering from M.I.T. and a master’s degree in finance from M.I.T.’s Sloan School of Management.

Lisa Theng is currently the Managing Partner of CNPLaw LLP and has been in practice since 1991. She has extensive experience in corporate litigation prior to focusing her practice in the areas of Corporate M&A, Corporate Advisory and Corporate and Commercial services. She is also a Commissioner for Oaths and Notary Public appointed by the Supreme Court of the Republic of Singapore.

In the area of corporate law, she has advised both Singapore and foreign companies in major acquisitions and disposal transactions and has also advised on investment and other corporate agreements. Her major clients comprise public listed companies and multi-national corporations in Singapore and in the region. Ms. Theng has advised healthcare, electronics, technology, engineering, oil and gas, logistics, manufacturing, exhibition, publishing, food and leisure and entertainment companies and private equity and venture capitalist houses on a range of issues. These issues include restructurings, investments, joint ventures, corporate governance and compliance, and acquisitions.

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In the area of corporate advisory, Ms. Theng has advised listed companies and their audit committees and boards in relation to potential disputes, irregularities, fraud and issues involving directors and shareholders; an example, Ms. Theng has advised the audit committee of a listed company in Singapore over the fraudulent acts of its managing director and advised the board in relation to ensuring good corporate governance in the company. Her other experiences include cross-border joint ventures and mergers and acquisitions in the region.

Ms. Theng started her career with Colin Ng & Partners in 1991, and between 2000 and 2006, she was an equity partner of Chui Sim Goh & Lim. She returned to Colin Ng & Partners in July 2006 as an equity partner and became the Head of Corporate Advisory Practice Group and Head of Dispute Resolution Practice Group. Ms. Theng became joint managing partner in 2011 and managing partner in 2017. The firm changed its name to CNPLaw LLP on April 16, 2019.

Ms. Theng obtained a Degree of Bachelor of Laws from the National University of Singapore in July 1990. She is an advocate and solicitor of the Supreme Court of Singapore and has been in practice since 1991.

Richard Petty is a member of the B20 serving on the Finance and Infrastructure taskforce. He is a Board Member of International Federation of Accountants (“IFAC”), a member of IFAC’s Public Policy and Regulatory Advisory Group, and a former member of IFAC’s Planning and Finance Group. Mr. Petty is immediate past Chairman of the Australian Chamber of Commerce Hong Kong & Macau and a former Chairman of CPA Australia. Mr. Petty has been a key adviser on significant projects and investments in Asia, working closely with several governments and the private sector.

Mr. Petty has served on the faculty of several business schools, most recently as Executive Director International and Professor of Accounting and Finance at Macquarie Graduate School of Management (until 2018). He remains active in academia as an academic board chair and visiting professor. Mr. Petty has been author or co-author of many academic and professional works and has been awarded as a researcher, an editor of academic works, and as an educator. He has served on the editorial boards of several academic journals.

Mr. Petty is Chairman of the Australian International School Hong Kong and senior adviser to several private equity and investment firms. He has served on the boards of other companies, both publicly listed and privately held. Richard holds several degrees including a PhD. He is a Fellow of Chartered Accountants Australia and New Zealand, CPA Australia, and the Australian Institute of Company Directors.

Paul Smith was most recently President and Chief Executive Officer of CFA Institute from January 2015 to September 2019, prior to which he was its Managing Director and Head of Asia Pacific region from October 2012 to January 2015. While at CFA Institute, Mr. Smith lead the organization’s global growth to a record number of candidates, members and local societies, and expanded the organization’s presence in India and China. Since January 2004, Mr. Smith has been the Chief Executive Officer of Warlencourt Limited, Grimani Ltd and Broadwell Investments. Mr. Smith also holds external directorships at Manulife Global Fund, Panah Fund Ltd, Enhanced Investment Products and Firth Investment Management. Mr. Smith received his Master of Arts in Modern History from Merton College at Oxford University. Paul is a Fellow of the Institute of Chartered Accountants of England and Wales.

Andrew Watkins was a Partner for 20 years with PricewaterhouseCoopers (“PwC”) Hong Kong and Mainland China. During this time, he held a number of senior leadership roles. Most recently, from July 2016 to June 2019, Mr. Watkins was the Chief Technology & Disruption Officer and member of the Management Board for PwC Hong Kong and Mainland China. In this role he was responsible for driving the identification and commercialization of new digital and technology based business models - helping the firm to adopt a business strategy that was optimized for the digital age and to find ways to not only manage disruption, but lead it. From May 2012 to June 2016, Mr. Watkins served as the Chief Executive Officer of the China and Hong Kong Consulting business, was a member of the Global Consulting Leadership Team and the China/HK Advisory Leadership Team. Prior to that, from 2006, he was the Asia-Pacific Risk Assurance (“RA”) Leader and member of the Global RA leadership team, the China/HK RA Leader and a member of the China/HK Assurance Leadership Team. Mr. Watkins has more than 28 years of professional services experience and has worked with a wide range of companies and organizations in Hong Kong, China and across Asia-Pacific.

B. Advisers

Shook Lin & Bok LLP (1 Robinson Road, #18-00 AIA Tower, Singapore 048542) acts as Singapore counsel to Diginex. Winston & Strawn LLP (200 Park Avenue, New York, New York 10166 USA) acts as United States securities counsel to Diginex.

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C. Auditors

From the Company’s inception through the consummation of the Business Combination, UHY LLP (1185 Avenue of the Americas, New York, New York 10036 USA) (“UHY”) has acted as the Company’s independent registered public accounting firm. Upon and following the consummation of the Business Combination, UHY has and will continue to act as the Company’s independent registered public accounting firm.

Item 2. Offer Statistics and Expected Timetable

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth selected historical financial information derived from Diginex’s audited combined and consolidated financial statements as of March 31, 2020, 2019 and 2018. Historical results are not necessarily indicative of the results to be expected for future periods.

The information is only a summary and should be read in conjunction with Diginex’s audited combined and consolidated financial statements and related notes, and the section titled “Operating and Financial Review and Prospects.”

	Year ended March 31, 2020	Year ended March 31, 2019	Period from June 1, 2017 to March 31, 2018
	USD	USD	USD
CONTINUING OPERATIONS
Revenue	494,622	950,064	-

General and administrative expenses	(42,984,644)	(18,885,901)	(1,232,607)

OPERATING LOSS	(42,490,022)	(17,935,837)	(1,232,607)

Other (losses) gains, net	(382,808)	30,628,170	(21,879)
Impairment losses on financial assets, net	(12,553,919)	(39,090,851)	-
Impairment of goodwill	-	(457,818)	-
Finance (costs) income, net	(1,851,527)	(1,139,211)	12
Share of loss of an associate	-	(12,270,686)	-

LOSS BEFORE TAX	(57,278,276)	(40,266,233)	(1,254,474)
Income tax expense	-	-	(27,680)

LOSS FROM CONTINUING OPERATIONS	(57,278,276)	(40,266,233)	(1,282,154)

DISCONTINUED OPERATIONS
(Loss) profit from discontinued operation (attributable to the ordinary equity holders of the Company)	(857,554)	56,986,946	997,077

(LOSS) PROFIT FOR THE YEAR/PERIOD	(58,135,830)	16,720,713	(285,077)

(Loss) profit attributable to:
Owners of the Company	(57,716,069)	16,810,157	(285,077)
Non-controlling interests	(419,761)	(89,444)	-

	(58,135,830)	16,720,713	(285,077)

(LOSS) PER SHARE FOR (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic (loss) earnings per share	(53.12)	(40.52)	(1.26)
(LOSS) EARNINGS PER SHARE FOR (LOSS) PROFIT FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic (loss) earnings per share	(0.80)	57.35	0.98
(LOSS) EARNINGS PER SHARE FOR (LOSS) PROFIT ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic (loss) earnings per share	(53.92)	16.83	(0.28)
DIVIDEND PER SHARE DECLARED	-	20.24	-
WEIGHTED AVERAGE SHARES OUTSTANDING
Used as the denominator in calculating basic (loss) earnings per share	1,078,231	993,604	1,020,400

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Combined and Consolidated Statements of Financial Position Data, USD:

	As of March 31,
	2020	2019	2018
Cash and cash equivalents	988,836	740,061	6,111,657
Total assets	21,234,770	21,453,276	11,365,373
Current liabilities	24,154,572	14,522,755	1,093,119
Non-current liabilities	945,374	3,078,331	—
Accumulated losses	(68,186,372)	(10,094,383)	(285,077)
Total (deficit) equity	(3,856,176)	3,852,190	10,272,254

B. Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness (i) on a historical basis for Diginex Hong Kong as of June 30, 2020 and (ii) on an as adjusted basis after giving effect to the Business Combination using the unaudited balance sheet of Diginex Hong Kong as at June 30, 2020 and the audited statement of financial position of JFK as at July 31, 2020.

	Historical	Pro Forma Combined
Short-term debt	$1,721,859	1,721,859
Long-term debt	10,734,376	—
Total shareholders’ equity	(5,289,528)	27,189,027
Total capitalization	$7,166,707	28,910,886

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Shareholders should carefully consider the following risk factors, together with all of the other information included in this Form 20-F. These risks could have a material adverse effect on the business, financial conditioning and results of operations of Diginex, and could adversely affect the trading price of Diginex’s securities following the Business Combination.

Risks Related to Diginex’s Business and Industry

Diginex has a limited operating history and has incurred operating losses since its inception as it has been investing in the build out of its business lines. Its business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.

Diginex has a limited operating history on which an investor might evaluate its performance. It is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and financing sources and lack of revenues, any of which could have a material adverse effect on Diginex and may force it to reduce or curtail its operations. Diginex is not currently profitable and has incurred operating losses since its inception. There is no assurance that Diginex will achieve a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of its operations. Even if Diginex accomplishes its objectives, it may not generate positive cash flows or profits.

Furthermore, Diginex’s business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction, including those applicable due to its use of distributed ledger technology, and are not assured to be profitable. In the year ended March 31, 2020, the business generated revenue, though not at a material level. Diginex may fail to develop its business lines or produce a return for its investors. It is possible that some of Diginex’s business lines may be difficult to enter and/or it may become evident that a particular business line is not a productive use of capital or time. This could result in Diginex modifying its business and focus away from such business lines. For Diginex’s business lines that have access to client or counterparty assets, the regulatory requirements associated with shutting down such businesses may be costly and expose Diginex to inquiries, investigations, lawsuits and proceedings by clients, counterparties, other third parties and regulatory and other governmental agencies.

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From time to time, Diginex may also launch new business lines, offer new products and services within existing business lines or undertake other strategic projects. For example, Diginex is currently working to launch the investment products business (the “Investment Products Business”). There are substantial risks and uncertainties associated with these efforts and Diginex could invest significant capital and resources into such efforts. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to Diginex’s customers. Initial timetables for the development and introduction of new business lines or new products or services and price and profitability targets may not be met. New products or services may need to be initially launched on a limited basis prior to their full launch. In addition, Diginex’s revenues and costs may fluctuate because new business lines, products and services generally require startup costs while revenues take time to develop, which may adversely impact Diginex’s results of operations.

If Diginex is unable to successfully build its business while controlling expenses, its ability to continue in business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetize assets. There can be no guarantee that Diginex will be able to raise funding in sufficient quantity or at acceptable terms to fund the continued development of its business lines.

The occurrence of any of the foregoing risks would have a material adverse effect on Diginex’s business, financial condition and results of operations.

Digital Assets and distributed ledger technology may not be widely adopted.

Digital Assets are a new asset class that, as of yet, have not been widely adopted, particularly by institutional investors and corporate securities issuers (the “Digital Assets”). The majority of Diginex’s business lines rely, or will rely, on the acceptance and use by such investors and issuers of Digital Assets at a scale to create demand for Diginex’s products and services sufficient to make Diginex’s business lines commercially viable. Though Diginex believes that the anticipated benefits of Digital Assets will create such demand, there can be no assurance that this will occur, or if it does occur that it will be in the near term.

Furthermore, the growth of the distributed ledger industry in general, as well as the protocol technology on which Diginex will rely, is subject to a high degree of uncertainty. The factors affecting the further development of these protocols and, therefore, Digital Assets, include, without limitation:

●	worldwide growth in the adoption and use of Digital Assets and distributed ledger technology and its associated protocols;

●	government and quasi-government regulation of Digital Assets and distributed ledger technology and their use, or restrictions on or regulation of access to and operation of distributed ledger technology or similar systems;

●	the maintenance and development of the open-source software protocol of smart contracts;

●	banking restrictions on companies operating in this industry;

●	changes in consumer demographics and public tastes and preferences;

●	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;

●	general economic conditions and the regulatory environment relating to Digital Assets; and

●	a decline in the popularity or acceptance of Digital Assets.

The distributed ledger industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of distributed ledger technology and Digital Assets may have a materially adverse effect on Diginex’s business plans.

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Diginex’s business lines may require regulatory licenses and qualifications that Diginex does not currently have and that may be costly and time-consuming to obtain and, even if obtained, may subsequently be revoked.

Diginex’s business lines involve certain activities which require regulatory licenses and qualifications such as custody services, broker-dealer services, securities trading, asset management and advisory activities. These activities are subject to material, costly and constraining financial regulation in jurisdictions worldwide. The process of acquiring and maintaining these licenses and qualifications will be costly and time-consuming, will occupy material management attention and is not certain to be successful. Diginex may not meet the requirements for such licenses or qualifications, including, for example, minimum capital requirements, or may fail to secure discretionary approval of relevant regulatory bodies. A failure or delay in receiving approval for a license or qualification, or approval that is more limited in scope than initially requested, could have a significant and negative effect on Diginex, including the risk that a competitor gains a first-mover advantage.

In particular, Diginex is or will be seeking the below licenses.

●	Jersey:
	○	Exchange Business
		●	Class A Investment Business pursuant to the Financial Services (Jersey) Law 1998
●	Singapore:
	○	Exchange Business
		●	Major Payment Institution license pursuant to the Payment Services Act
	○	Exchange Business
		●	Recognized Market Operator license pursuant to the Securities and Futures Act
	○	Digivault and Capital Markets
		●	Capital Market Services License pursuant to the Securities and Futures Act
●	Hong Kong:
	○	Capital Markets Business
		●	Type 1 Dealing in Securities License pursuant to the Securities and Futures Ordinance

●	United Kingdom:
	○	Digivault
		●	Safeguarding and Administering Investments license pursuant to the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001

●	FCA registration under the MLRs (Money Laundering, Terrorist Financing and Transfers of Funds (Information on the Payer) Regulations 2017)
●	FCA Small Payment Institution under the Payment Services Regulations 2017

●	Dubai:
	○	Capital Markets Business
		●	Category 4 Investment Advisor license pursuant to Regulatory Law 2004

The law and regulation surrounding the operation of Diginex’s businesses with respect to Digital Assets is unclear, uncertain, rapidly evolving and not assured to develop in a way that is favorable to Diginex. The anticipated business activities of Diginex may cause regulatory bodies to delay, or refuse to issue, licenses and qualifications to Diginex that it would otherwise receive. For example, a regulatory authority may delay or refuse to issue a broker-dealer license to Diginex due to concerns about its focus on digital securities as opposed to more traditional securities. There is a risk that Diginex’s business could be outlawed in jurisdictions in which it seeks to do business, which could materially affect Diginex’s ability to expand its business and become profitable.

When a decision to enter a jurisdiction is made, Diginex utilizes local law firms to ensure it is informed of the local regulatory requirements needed to operate therein. Diginex also maintains regular face-to-face contact with the regulators in the jurisdictions in which it holds or wishes to seek licenses. In addition, to ensure that Diginex maintains regulatory compliance, Diginex has built internal capabilities to monitor regulatory changes as well as obtaining supplementary support from external experts. Diginex’s business lines are developing a regulatory roadmap to identify additional relevant licenses and qualifications they will need to operate; however, this has been done for only a small number of jurisdictions and significant further investment will be needed. This may result in unplanned costs and/or delayed or cancelled launches into particular jurisdictions.

Diginex’s senior management originate from multi-jurisdictional regulated financial service institutions. As such, Diginex’s senior management have accumulated experience in operating within a regulated environment and understand the importance of compliance with regulations, including securities. However, Diginex’s senior management do not have direct experience of dealing with regulatory requirements in relation to Digital Assets.

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Diginex may be unable to establish partnerships with entities to satisfy regulatory requirements.

To the extent it is unable or not cost-effective to procure the necessary licenses or qualifications to conduct its business in jurisdictions any of Diginex’s business lines seek to enter, Diginex plans to partner with existing entities that have such licenses or qualifications to enable it to offer its products and services. However, there can be no assurance that it will be able to do so, or that it will be able to do so now, in the future or at an acceptable price. Prospective partners may (i) not exist, (ii) be unwilling or unable to engage in activities involving distributed ledger technology, (iii) not offer terms that are acceptable to Diginex, (iv) have a conflict of interest with one or more of Diginex’s business lines that makes such a partnership impermissible, (v) be otherwise unable or unwilling to partner with Diginex, or (vi) terminate their relationship with Diginex. If Diginex is not able to establish and maintain such partnerships, it may be unable to pursue its business in certain jurisdictions which could have a material adverse effect on its business, financial condition and results of operations.

Diginex may be unable to maintain partnerships with entities to satisfy regulatory requirements.

Where Diginex does not obtain licenses, and seeks to build partnerships with regulated firms such as Starmark Investment Management Limited in the United Kingdom, which provides regulatory coverage for the capital markets business (the “Capital Markets Business”) through an umbrella licensing scheme, a risk exists that a partner may lose its own regulatory status for reasons beyond Diginex’s control, or a partner may choose to exit from a partnership that it establishes with Diginex, either of which may leave Diginex without regulatory cover to provide services within the market the partner supports.

Changes in law or regulation could subject Diginex to further material, costly and constraining regulation, licensing qualifications and other requirements.

Legal or regulatory changes or interpretations of Diginex’s existing and planned activities could require the licensing or qualification of Diginex, or impose costly and contradictory regulatory burdens on Diginex, outside of management’s current expectations. In addition, jurisdictions that do not currently require licensing or qualifications to conduct Diginex’s existing and planned activities may adopt regulatory regimes that do require them. For example, in June 2019, the Financial Action Task Force adopted new guidance on the registration and licensing requirements that should be applicable to Digital Assets and entities that provide services for the holders and issuers of Digital Assets. Among other things, this guidance urges countries which do not yet have regulatory systems in place to mitigate the issues presented by the potential misuse of Digital Assets to create them rapidly using a risk-based approach. Such additional requirements could cause Diginex to incur additional expenses, which could materially and adversely affect its business, financial condition and results of operations. In addition, even where activities have been approved and obtained necessary licenses, a change in the legal framework may render such activities illegal or no longer economically sustainable.

Diginex faces substantial litigation and regulatory risks.

As an enterprise whose material business lines include financial services, Diginex depends to a significant extent on its relationships with its clients and its reputation for integrity and high-caliber professional services. As a result, if a client is not satisfied with Diginex’s services or if there are allegations of improper conduct, including improper conduct by any of Diginex’s partners, by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to Diginex, or if there is negative publicity and press speculation about Diginex, whether or not valid, it may harm Diginex’s reputation and may be more damaging to Diginex than to businesses in other, non-financial industries.

Many of Diginex’s business lines are subject to significant regulation and oversight, including periodic examination by regulatory authorities. Diginex could be the subject of inquiries, investigations, sanctions, cease and desist orders, terminations of licenses or qualifications, lawsuits and proceedings by counterparties, clients, other third parties and regulatory and other governmental agencies, which could lead to increased expenses or reputational damage. Responding to inquiries, investigations, audits, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of senior management. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

The risks described above may be greater for companies in the distributed ledger industry as it is relatively new and clients, counterparties and regulators are expected to need significant education to understand the mechanics of products and services that rely on distributed ledger technology.

Furthermore, while Diginex maintains insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts refundable. Even if Diginex believes a claim is covered by insurance, insurers may dispute Diginex’s entitlement for a variety of different reasons, which may affect the timing and, if the insurers prevail, the amount of Diginex’s recovery. Any claims or litigation, even if fully indemnified or insured, could damage Diginex’s reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

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If Diginex and/or any governmental agency believe that it has accepted capital contributions by, or is otherwise holdings assets of, any person or entity that is acting directly or indirectly in violation of any money laundering or corruption laws, rules, regulations, treaties, sanctions or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker or senior foreign political figure(s) suspected in engaging in foreign corruption, Diginex and/or such governmental agency may “freeze the assets” of such person or entity. Diginex may also be required to report and remit or transfer those assets to a governmental agency. Any such action may harm Diginex’s reputation and materially and adversely affect its business, financial condition and results of operations.

If Diginex is unable to successfully identify, hire and retain skilled individuals, it will not be able to implement its growth strategy successfully.

Diginex’s growth strategy is based, in part, on its ability to attract and retain highly skilled senior financial service professionals and software engineers. To date, Diginex has been able to locate and engage such employees; however, because of competition from other firms, Diginex may face difficulties in recruiting and retaining professionals of a caliber consistent with its business strategy in the future. If Diginex is unable to successfully identify and retain qualified professionals, it could materially and adversely affect Diginex’s business, financial condition and results of operations.

Competition, including from new market entrants in the future, may cause Diginex’s revenue and earnings to decline.

Diginex has entered and is entering into multiple business lines that have traditionally been dominated by large businesses that have access to substantially greater resources than Diginex. Many of these businesses and other competitors have significant competitive advantages, including longer operating histories, the ability to leverage their sales efforts and marketing expenditures across a broader portfolio of services, greater global presence, more established third-party relationships, greater brand recognition, greater financial strength, greater numbers of company and investor clients, larger research and development teams, larger marketing budgets and other advantages over Diginex.

While Diginex believes its focus on providing products and services that take advantage of distributed ledger technology differentiates it from many such competitors, many of its business lines have relatively low barriers to entry and Diginex anticipates that such barriers to entry will become lower in the future. Diginex currently expects that, as Digital Assets become more mainstream, additional competitors, potentially in large numbers, may begin to provide equivalent products and services. A number of investment banks have already participated in the issuance of Digital Assets and are continuing to grow their expertise. In addition, the introduction of new technologies, as well as regulatory changes, may significantly alter the competitive landscape for Diginex’s business lines. This could lead to fee compression or require Diginex to spend more to modify or adapt its offerings to attract and retain customers and remain competitive with the products and services offered by new competitors in the industry. Increased competition on the basis of any of these factors, including competition leading to fee reductions, could materially and negatively impact Diginex’s business, financial condition and results of operations.

Some market participants may oppose the development of distributed ledger-based technology products and services like those central to Diginex’s business lines, which could adversely affect Diginex’s ability to do business.

Many participants in the financial industry (including certain regulators) and other industries may oppose the development of products and services that utilize distributed ledger technology. The market participants who may oppose such products and services may include entities with significantly greater resources, including financial resources and political influence, than Diginex has. The ability of Diginex to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for Diginex to operate.

Diginex may not successfully develop technology to service its business lines.

Diginex relies heavily on the use of technology that it has created or plans to create by itself or with other third-parties as much of the existing technology for the financial services business was not built to service Digital Assets, which require a unique set of considerations. If Diginex’s technology solutions do not work as planned, or do not meet or continue to meet the level of quality required by Diginex, its clients or its regulators, it may make transacting business less efficient, more expensive and potentially prone to errors, thereby reducing the positive effects Diginex seeks to make available to its clients through the adoption of distributed ledger technology.

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Diginex may not be able to keep pace with rapidly changing technology and client or regulatory requirements.

Diginex’s success depends on its ability to develop new products and services for its business lines, while improving the performance and cost-effectiveness of its existing products and services, in each case in ways that address current and anticipated client and regulatory requirements. Such success is dependent upon several factors, including functionality, competitive pricing, licensing and integration with existing and emerging technologies. The distributed ledger industry is characterized by rapid technological change, and new technologies could emerge that might enable Diginex’s competitors to offer products and services with better combinations of price and performance, or that better address client requirements, than Diginex’s products and services. Competitors may be able to respond more quickly and effectively than Diginex can to new or changing opportunities, technologies, standards or client requirements.

Due to the significant lead time involved in bringing a new product or service to market, Diginex is required to make a number of assumptions and estimates regarding the commercial feasibility of new products and services. As a result, it is possible that Diginex may introduce a new product or service that uses technologies that have been displaced by the time of launch, addresses a market that no longer exists or is smaller than previously thought or otherwise is not competitive at the time of launch. The expenses or losses associated with an unsuccessful product or service development or launch, or a lack of market acceptance of Diginex’s new products and services, could adversely affect Diginex’s business, financial condition or results of operations.

Diginex’s ability to attract new clients and increase revenue from existing clients also depends on its ability to deliver any enhanced or new products and services to its clients in a format where they can be easily and consistently deployed by most or all clients without significant client service. If Diginex’s clients believe that deploying its products and services would be overly time-consuming, confusing or technically challenging, then Diginex’s ability to grow its business would be substantially harmed.

Cybersecurity incidents and other systems and technology problems may materially and adversely affect Diginex.

Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The distributed ledger industry is a particular target for cybersecurity incidents, which may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to Diginex’s systems or Diginex’s clients’ or counterparties’ information, or exchanges on which Diginex trades, all of which may include confidential information. These individuals or groups include employees, third-party service providers, customers and hackers. The information and technology systems used by Diginex and its service providers are vulnerable to unauthorized access, damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; fraud; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Recently, the virtual currency exchange industry has become a significant target for fraud. To date, Diginex has only experienced phishing incidents, none of which have been material. While Diginex will deploy a range of defenses, it is possible Diginex could suffer an impact or disruption that could materially and adversely affect Diginex. The security of the information and technology systems used by Diginex and its service providers may continue to be subjected to cybersecurity threats that could result in material failures or disruptions in Diginex’s business. If these systems are compromised, become inoperable for extended periods of time or cease to function properly, Diginex or a service provider may have to make a significant investment to fix or replace them. As a company whose material business lines include financial services, Diginex has and will continue to have access to sensitive, confidential information of clients and counterparties and, in certain business lines, access to such clients and counterparties’ assets, which makes the cybersecurity risks identified above more important than they may be to other non-financial services companies.

Concerns about Diginex’s practices with regard to the collection use, disclosure, or safekeeping of confidential information, personal data, and assets, even if unfounded, could adversely affect its operating results. Furthermore, failures of Diginex’s cybersecurity system could harm Diginex’s reputation, subject it to legal claims and otherwise materially and adversely affect Diginex’s business, financial condition and results of operations.

Diginex’s business lines rely on vendors and third-party service providers.

Diginex’s operations could be interrupted or disrupted if Diginex’s vendors and third-party service providers, or even the vendors of such vendors and third-party service providers, experience operational or other systems difficulties, terminate their service, fail to comply with regulations, raise their prices or dispute key intellectual property rights sold or licensed to, or developed for, Diginex. Diginex may also suffer the consequences of such vendors and third-party providers’ mistakes. Diginex outsources some of its operational activities and accordingly depends on relationships with many vendors and third-party service providers. For example, Diginex relies on vendors and third parties for certain services, including know-your-customer (“KYC”) and anti-money laundering (“AML”) background checks, and systems development and maintenance. The failure or capacity restraints of vendors and third-party services, a cybersecurity breach involving any third-party service providers or the termination or change in terms or price of a vendors and third-party software license or service agreement on which Diginex relies could interrupt Diginex’s operations. Replacing vendors and third-party service providers or addressing other issues with Diginex’s vendors and third-party service providers could entail significant delay, expense and disruption of service. As a result, if these vendors and third-party service providers experience difficulties, are subject to cybersecurity breaches, terminate their services, dispute the terms intellectual property agreements, or raise their prices, and Diginex is unable to replace them with other vendors and service providers, particularly on a timely basis, Diginex’s operations could be interrupted. If an interruption were to continue for a significant period, Diginex’s business, financial condition and results of operations could be adversely affected. Even if Diginex can replace vendors and third-party providers, it may be at a higher cost to Diginex, which could also adversely affect Diginex’s business, financial condition and results of operations.

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Finally, notwithstanding Diginex’s efforts to implement and enforce strong policies and practices regarding third-party service providers, Diginex may not successfully detect and prevent fraud, incompetence or theft by its third-party service providers, which could adversely affect Diginex’s business, financial condition and results of operations.

Competitors will likely attempt to imitate Diginex’s services, products and technology. If Diginex is unable to protect or preserve its proprietary rights, its business may be harmed.

As Diginex’s business continues to expand, its competitors will likely imitate its products, services, and technology, which could harm Diginex’s business. Only a portion of the intellectual property used in the operation of Diginex’s business lines is patentable, and therefore it will rely significantly on trade secrets, trade and service marks and copyright. Diginex also relies on trade secret protection and confidentiality agreements with its employees, consultants, suppliers, third-party service providers, and others to protect its intellectual property and proprietary rights. Nevertheless, the steps Diginex takes to protect its intellectual property and proprietary rights against infringement or other violation may be inadequate and it may experience difficulty in effectively limiting the unauthorized use of its patents, trade secrets, trade and service marks, copyright and other intellectual property and proprietary rights worldwide. Diginex also cannot guarantee that others will not independently develop technology with the same or similar function to any proprietary technology it relies on to conduct its business and differentiate itself from competitors.

Diginex could incur significant costs and management distraction in pursuing claims to enforce its intellectual property and proprietary rights through litigation, and defending any alleged counterclaims. If Diginex is unable to protect or preserve the value of its patents, trade secrets, trade and service marks, copyright, or other intellectual property and proprietary rights for any reason, its brand and reputation could be damaged and its business, financial condition and results of operations could be materially adversely affected.

Diginex may face the risk that one or more competitors have or will obtain patents covering technology critical to the operation of one or more of its business lines and that it may infringe on the intellectual property rights of others.

If one or more other persons, companies or organizations obtains a valid patent covering technology critical to the operation of one or more of Diginex’s business lines, there can be no guarantee that such an entity would be willing to license such technology at acceptable prices or at all, which could have a material adverse effect on Diginex’s business, financial condition and results of operations. Moreover, if for any reason Diginex were to fail to comply with its obligations under an applicable agreement, it may be unable to operate, which would also have a material adverse effect on Diginex’s business, financial condition and results of operations.

Due to the fundamentally open-source nature of distributed ledger technology, Diginex may not always be able to determine that it is using or accessing protected information or software. For example, there could be issued patents of which Diginex is not aware that its products infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may currently be pending applications of which Diginex is unaware that may later result in issued patents that its products infringe.

Diginex could expend significant resources defending against patent infringement and other intellectual property right claims, which could require it to divert resources away from operations. Any damages Diginex is required to pay or injunctions against its continued use of such intellectual property in resolution of such claims may cause a material adverse effect to its business, financial condition and results of operations.

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Managing different business lines could present conflicts of interest.

Diginex has built and continues to develop an ecosystem of products and services. While Diginex will take steps to prevent or mitigate conflicts of interests, there are certain inherent and potential conflicts of interest in managing different business lines. Due to the broad scope of Diginex’s anticipated business lines, potential conflicts of interest include situations where its services to a particular client, or Diginex’s own investments or other interests, conflict, or are perceived to conflict, with the interests of another client, as well as situations where one or more of Diginex’s business lines have access to material non-public information that may not be shared with its other business lines and situations where Diginex may be an investor in an entity with which it also has an advisory or other relationship. Furthermore, the allocation of investment opportunities among its investors could also present a conflict of interest. In managing these different conflicts, fiduciary duty obligations may require Diginex to resolve conflicts in favor of clients over itself or other third parties. Employees and executives may also have conflicts of interest in allocating their time and activity between the business lines. Appropriately identifying and dealing with conflicts of interest is complex and difficult, and Diginex’s reputation could be damaged and the willingness of clients to enter into transactions with Diginex may be affected if Diginex fails, or appears to fail, to identify, disclose and deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions. As a result, failures to appropriately identify and address potential conflicts of interest could materially adversely affect Diginex’s business, financial condition and results of operations.

Diginex could be the victim of employee misconduct.

In recent years, there have been a number of highly publicized cases involving fraud, conflicts of interest, or other misconduct by employees, and there is a risk that an employee of, or contractor to, Diginex or any of its affiliates could engage in misconduct that adversely affects Diginex’s business. It is not always possible to deter such misconduct, and the precautions Diginex takes to detect and prevent such misconduct may not be effective in all cases. Misconduct by an employee of, or contractor to, Diginex or any of its affiliates, or even unsubstantiated allegations of such misconduct, could result in direct financial harm to Diginex.

Diginex’s loss of access to its private keys or its experience of a data loss relating to its Digital Asset investments could adversely affect Diginex.

Certain Digital Assets are controllable only by the possessor of the private key or keys relating to the “digital wallet” in which the Digital Asset is held. Private keys must be safeguarded and kept private in order to prevent a third party from accessing the Digital Assets while held in such wallet. To the extent a private key is lost, destroyed or otherwise compromised by Diginex or another digital party and no backup of the private key is accessible, Diginex will be unable to access the Digital Assets held in the related digital wallet. Any loss of private keys relating to digital wallets used to store Diginex’s Digital Assets could adversely affect its business, financial condition and results of operations.

In addition, if Diginex’s Digital Assets are lost, stolen or destroyed under circumstances rendering a party liable to Diginex, the responsible party may not have the financial resources sufficient to satisfy Diginex’s claims.

Diginex may not be able to effectively manage its growth.

As Diginex grows its business, its employee headcount and the scope and complexity of its business lines may increase dramatically. Diginex only has a limited operating history at its current scale and its management team does not have substantial tenure working together. Consequently, if Diginex’s business grows at a rapid pace, it may experience difficulties maintaining this growth and building the appropriate processes and controls. Growth may increase the strain on resources, cause operating difficulties, including difficulties in sourcing, logistics, maintaining internal controls, marketing, designing products and services and meeting customer needs.

In addition, Diginex is seeking to run many business lines and, while these business lines are anticipated to be complimentary, there can be no assurance that Diginex will be able to effectively deliver internal or external resources effectively to each business line as and when needed, particularly when multiple business lines are experiencing high levels of need at the same time. Finally, many of Diginex’s business lines are interlinked. For example, the Capital Markets Business is expected to be closely related to Digivault and the Exchange Business (the “Exchange Business”). Delays or the inability to roll out products in one business line may pose corresponding issues in other business lines.

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If Diginex does not adapt to meet these challenges, it could have a material adverse effect on its business, financial condition and results of operations.

Operational risk may materially and adversely affect Diginex’s performance and results.

Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems or external events. Diginex’s exposure to operational risk arises from routine processing errors, as well as extraordinary incidents, such as major systems failures or legal and regulatory matters. Because Diginex’s business lines are reliant on both technology and human expertise and execution, Diginex is exposed to material operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of third-party service providers, counterparties or other third parties, failed or inadequate processes, design flaws and technology or system failures and malfunctions.

Operational errors or significant operational delays could have a materially negative impact on Diginex’s ability to conduct its business or service its clients, which could adversely affect results of operations due to potentially higher expenses and lower revenues, create liability for Diginex or its clients or negatively impact its reputation. Recurring operational issues may also raise concerns among regulators regarding Diginex’s governance and control environment.

Diginex may not be effective in mitigating risk.

Diginex is establishing risk management and oversight policies and procedures to provide a sound operational environment for the types of risk to which it is subject, including operational risk, credit risk, market risk and liquidity risk. However, as with any risk management framework, there are inherent limitations to Diginex’s current and future risk management strategies, including risks that it has not appropriately anticipated or identified and that certain policies may be insufficient when used in connection with Digital Assets. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If Diginex’s risk management framework proves ineffective or if Diginex’s enterprise-wide management information is incomplete or inaccurate, it could suffer unexpected losses or fail to generate the expected revenue, which could materially and adversely affect its business, financial condition and results of operations.

The regulation of Digital Assets and distributed ledger technology continues to evolve in every jurisdiction, and regulatory changes or actions may restrict the use of Digital Assets, the operation of distributed ledger technology that supports such Digital Assets and platforms that facilitate the trading of such Digital Assets.

As distributed ledger technology and Digital Assets have grown in popularity and in market size, governments, regulators and self-regulators (including law enforcement and national security agencies) around the world are examining the operations of distributed ledger technology and Digital Asset issuers, users, investors and platforms. To the extent that any government or quasi-governmental agency exerts regulatory authority over the Digital Asset industry in general, the issuance of Digital Assets, and trading and ownership of and transactions involving the purchase and sale or pledge of such Digital Assets, may be adversely affected, which could materially and adversely affect Diginex’s business, financial condition and results of operations.

The prices of Digital Assets are extremely volatile. Fluctuations in the price of Digital Assets could materially and adversely affect Diginex’s business.

The prices of virtual currencies, such as bitcoin and ether, and other Digital Assets have historically been subject to dramatic fluctuations and are highly volatile. A decrease in the price of a single Digital Asset may cause volatility in the entire Digital Asset industry. For example, a security breach that affects purchaser or user confidence in bitcoin or ether may affect the industry as a whole. This volatility may adversely affect interest in and demand for the products and services Diginex seeks to offer, which would materially and adversely affect Diginex’s business, financial condition and results of operations.

Distributed ledger networks, Digital Assets and the exchanges on which such assets are traded are dependent on internet infrastructure and susceptible to system failures, security risks and rapid technological change.

The success of distributed ledger technology-based products and services will depend on the continued development of a stable infrastructure, with the necessary speed, data capacity and security, and complementary products such as high-speed networking equipment for providing reliable internet access and services. Digital Assets have experienced, and are expected to continue to experience, significant growth in the number of users and amount of content. There is no assurance that the relevant public infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of distributed ledger technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make Digital Assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could materially and adversely affect Diginex’s business, financial condition and results of operation.

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Furthermore, Digital Assets are created, issued, transmitted, and stored according to protocols run by nodes within the blockchain network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to Diginex. Finally, advancements in quantum computing could break the cryptographic rules of protocols which support certain Digital Assets.

Malicious actors could manipulate distributed ledger networks and smart contract technology upon which Digital Assets rely and increase the vulnerability of the distributed ledger networks.

If a malicious actor, including a state-sponsored actor, is able to hack or otherwise exert unilateral control over a particular distributed ledger network, or the Digital Assets on such a network, that actor could attempt to divert assets from that distributed ledger or otherwise prevent the confirmation of transactions recorded on that distributed ledger. Such an event could materially and adversely affect Diginex’s business. Digital Assets have been the subject of attempted manipulation by hackers to use them for malicious purposes. For example, misuses could occur if a malicious actor obtains a majority of the processing power controlling the Digital Asset validating activities and altering the distributed ledger on which Digital Asset transactions rely. Moreover, if the award for solving transaction blocks for a particular Digital Asset declines, and transaction fees are not sufficiently high, the incentive to continue validating distributed ledger transactions would decrease and could lead to a stoppage of validation activities. The collective processing power of that distributed ledger would be reduced, which would adversely affect the confirmation process for transactions by decreasing the speed of the adaptation and adjustment in the difficulty for transaction block solutions. Such slower adjustments would make the distributed ledger network more vulnerable to malicious actors’ obtaining control of the processing power over distributed ledger network processing.

The network contributors for certain Digital Assets could propose amendments to the network protocols and software for Digital Assets that, if accepted and authorized by the network for the Digital Assets, could adversely affect Diginex.

The networks for certain Digital Assets are based on a protocol governing the peer-to-peer interactions between computers connected to each other within that network. The development team for a network (if any) might propose and implement amendments to a network’s source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect Diginex’s business.

Banks or other third-party services providers may decline to provide services to companies engaged in distributed ledger-related businesses, including Diginex.

A number of companies that provide distributed ledger technology-related products and services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to distributed ledger technology-related companies, including Diginex, for a number of reasons, such as perceived compliance risks or costs. Similarly, continued general banking difficulties may decrease the utility or value of Digital Assets or harm public perception of those assets. In addition to banks, other third-party service providers including accountants, lawyers and insurance providers may also decline to provide services to companies engaged in distributed ledger technology-related businesses because of the perceived risk profile associated with such businesses or the lack of regulatory certainty. The failure of distributed ledger technology-related businesses to be banked or obtain services could materially and adversely affect Diginex’s business, financial condition and results of operation.

The extent to which Digital Assets are used to fund criminal or terrorist enterprises or launder the proceeds of illegal activities could materially impact Diginex’s business.

The potential, or perceived potential, for anonymity in transfers of Digital Assets, as well as the decentralized nature of distributed ledger networks, has led some terrorist groups and other criminals to solicit certain Digital Assets for capital raising purposes. As Digital Assets have grown in both popularity and market size, government authorities have been examining the operations of distributed ledger technology and Digital Assets, their users, investors and exchanges, concerning the use of Digital Assets for the purpose of laundering the proceeds of illegal activities or funding criminal or terrorist enterprises. In addition to the current market, new distributed ledger networks or similar technologies may be developed to provide more anonymity and less traceability.

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The use of Digital Assets for illegal purposes, or the perception of such use, even if such use does not involve Diginex’s services or products, could result in significant damage to Diginex’s reputation, damage to the reputation of Digital Assets and a loss of confidence in the services provided by the distributed ledger technology community as a whole.

Political or economic crises may motivate large-scale sales of Digital Assets, which would result in a reduction in values and materially and adversely affect Diginex.

As an alternative to fiat currencies that are backed by central governments, virtual currencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of Digital Assets either globally, regionally or locally. Large-scale sales of certain Digital Assets could result in a reduction in their value and could materially and adversely affect Diginex’s business, financial condition and results of operations.

Economic, political and market conditions, both in Hong Kong and worldwide, can adversely affect Diginex’s business, results of operations and financial condition.

Diginex’s business is influenced by a range of factors that are beyond its control and that it has no comparative advantage in forecasting. These include, among others:

●	general economic and business conditions;

●	overall demand for Diginex’s products and services; and

●	general legal, regulatory and political developments.

Macroeconomic developments, including the developments associated with the United Kingdom’s vote to exit the European Union, known as Brexit, evolving trade policies between the U.S. and international trade partners, including the People’s Republic of China (the “PRC”) or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political or market conditions could negatively affect Diginex’s business, operating results and financial conditions and/or any of its third-party service providers. Furthermore, any general weakening of, and related declining confidence in, the global economy or the curtailment of government or corporate spending could cause potential clients to delay, decrease or cancel purchases of Diginex’s products and services and the adoption of distributed ledger technology in general.

While Diginex is shifting its incorporation from Hong Kong to Singapore in connection with the Business Combination, a material element of Diginex’s operations are expected to remain in Hong Kong. Hong Kong has been governed by the basic law, which guarantees a high degree of autonomy from the PRC in certain matters until 2047. If the PRC were to exert its authority to alter the economic, political or legal structures or the existing social policy of Hong Kong, investor and business confidence in Hong Kong could be negatively affected, which in turn could negatively affect markets and business performance and have an adverse effect on Diginex. There is uncertainty as to the political, economic and social status of Hong Kong. Hong Kong’s evolving relationship with the PRC’s central government in Beijing has been a source of political unrest that has periodically resulted in large-scale protests, including those that have arisen since March 2019 in response to an extradition bill proposed by the Hong Kong government, which was subsequently waived. These protests created disruptions for businesses operating in Hong Kong and have negatively impacted the overall economy however, the frequency and intensity of protests have declined since the passing of the Security Law.

Diginex’s business lines and its acceptance of currencies other than the U.S. Dollar will subject it to currency risk.

Nearly all of Diginex’s business occurs, and is anticipated to occur in the medium term, outside of the U.S. As a result, some of Diginex’s expenses are, and are anticipated to be, denominated in currencies other than the U.S. dollar. Because Diginex’s financial statements are presented in U.S. dollars, it must translate non-U.S. dollar denominated revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. These fluctuations may materially impact the translation of Diginex’s non-U.S. results of operations and financial condition.

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Furthermore, increases or decreases in the value of the currencies Diginex receives may affect its operating results and the value of its assets and liabilities.

Due to the nature of Diginex’s business, Diginex may at some point choose to relocate certain sections of its operations from Hong Kong.

The main operations of Diginex’s business are currently located in Hong Kong. It is possible that Diginex may decide to relocate certain operations from Hong Kong to Singapore or another jurisdiction in the future. In doing so, it is also possible that Diginex may not be able to retain certain expert staff. If Diginex loses the services of any member of management or other such key personnel as a result of relocating, it may not be able to find suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could materially disrupt Diginex’s business and growth.

Force majeure events may materially and adversely affect the business continuity of Diginex.

Diginex may be affected by events beyond its control, including acts of nature, fires, floods, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, civil unrest, change in overall legal framework and labor strikes. Some such events may adversely affect the ability of Diginex or a counterparty to Diginex to perform its obligations. In addition, the cost to Diginex of repairing or replacing its damaged reputation or assets as a result of such an event could be considerable. Certain events such as war or an outbreak of an infectious disease could have a broader negative impact on the world economy and international business activity generally, or in any location in which Diginex may invest or conduct its business specifically.

Diginex is susceptible to general economic conditions, natural catastrophic events and public health crises, that could adversely affect Diginex’s operating results in the near future.

Diginex is subject to the impact of natural catastrophic events, such as earthquakes, floods, public health crisis, such as disease outbreaks, epidemics, or pandemics, and all these could result in a decrease or sharp downturn of economies, including the markets and business locations in the current and future periods of Diginex.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and the world. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern”. On March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic”. During 2020, Hong Kong, Singapore and governments around the world took a number of actions, including prohibiting residents from free travel, encouraging employees of enterprises to work from home, cancelling public activities, and closing corporate offices. In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities.

Diginex has taken a series of measures in response to the outbreak to protect its employees, including, among others, temporary closure of some offices, remote working arrangements for its employees and travel restrictions or suspension. In general, COVID-19 reduced the efficiency of its operations, which resulted in a shortfall against revenue projects for the first three quarters of 2020. The extent to which COVID-19 impacts Diginex’s results of operations during the remainder of 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

Any further potential impact to Diginex’s results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond Diginex’s control. Diginex may experience impact from quarantines, market downturns and changes in customer behavior related to the pandemic and impact on its workforce if the virus continues to spread. One or more of Diginex customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Given the general slowdown in economic conditions, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the financial services industry, Diginex can provide no assurance that it can launch new products and services or that it will reach its anticipated growth rate. Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but Diginex’s financial condition and operating results for 2020 have been and may continue to be impacted and those beyond may also be adversely affected.

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Risks Related to the Asset Management Business

Changes in the value of Diginex’s assets under management (“AUM”) may cause revenue and earnings to decline.

The asset management business (the “Asset Management Business”) is expected to be primarily comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees which are normally expressed as a percentage of returns to the client. Numerous factors, including price movements in the assets in the markets in which Diginex manages assets, could cause:

●	the value of assets AUM, or the returns that Diginex realizes on AUM, to decrease;

●	the withdrawal of funds from any products offered by Diginex in favor of products offered by competitors; or

●	a decrease in the value of seed or co-investment capital or a decrease in the amount of such capital available to invest.

The occurrence of any of these events may cause Diginex’s AUM, revenue and earnings, if any, to decline and may negatively impact the success of the Asset Management Business.

The Asset Management Business is highly regulated and regulators may apply or interpret these regulations with respect to Digital Assets in novel and unexpected ways.

Asset management is a highly regulated business subject to numerous legal and regulatory requirements. These regulations are intended to protect customers whose assets are under management and, as such, may limit Diginex’s ability to develop, expand or carry out its asset management business in the intended manner. Furthermore, the funds in which Diginex invests will be subject to regulatory regimes that are not clear or are not yet developed. To the extent that there is any ambiguity as to whether an asset under the management of a fund in which Diginex invests is deemed a security, the applicability of many regulations to such fund, will not be clear and could indirectly adversely affect the Asset Management Business. Furthermore, Diginex must address conflicts of interest, as well as the perception of conflicts of interest, between itself (including the other business lines of Diginex) and its clients and funds. In particular, Diginex will be required to act in the best interest of its clients and funds, which may include allocating opportunities to its clients and funds rather than to its own principal business lines. In addition, regulators have substantial discretion in determining what is in the best interest of a client of a fund and have increased their scrutiny of potential conflicts. Appropriately dealing with conflicts of interest is complex and if Diginex fails, or appears to fail, to deal appropriately with any of these conflicts of interest, it may face reputational damage, litigation, regulatory proceedings, or penalties, fines or sanctions, any of which may have a material and negative impact on Diginex’s business, financial condition and results of operations. In addition, to the extent that Diginex is required to obtain client or investor consent in connection with any potential conflict, any failure or delay in obtaining such consent may have a material and negative impact on Diginex’s ability to take advantage of certain business opportunities.

Diginex’s investments in other investment vehicles may be subject to substantial risk.

On behalf of itself and its managed funds, Diginex may make direct or indirect investments in pooled investment vehicles, which may expose Diginex to all of the risks of those vehicles’ investments. The values of pooled investment vehicles are subject to change as the values of their respective assets fluctuate. To the extent that Diginex invests in managed pooled investment vehicles, the performance of Diginex’s investments in such vehicles will be dependent on the investment and research abilities of persons other than Diginex. The securities offered by such vehicles typically are not registered under applicable securities laws and are offered in transactions that are exempt from registration.

The Digital Assets funds in which Diginex invests are by their nature small and unproven.

Given that Diginex may invest in funds with little or no track record, there is a risk that such funds may not generate the returns anticipated by Diginex and may even result in the complete loss of the investment allocated to such funds.

Risks Related to the Trading Business

Short sales of Digital Assets may be especially risky.

Diginex may make short sales of Digital Assets. In such a short sale, Diginex would sell Digital Assets that it does not own, typically borrowed from a third party. Borrowing and lending markets for Digital Assets are currently limited and are unlikely to become as developed and stable as those for securities or other established assets in the near term, if ever, which exposes Diginex to risks.

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Because Diginex would remain liable to return any Digital Assets that it borrowed, Diginex would be required to purchase an equivalent amount of Digital Assets prior to the date on which delivery to the third party is required. Diginex will incur a loss as a result of a short sale if the price of the Digital Assets increases between the date of the short sale and the date on which Diginex replaces the borrowed Digital Assets. The amount of any loss will be increased by the amount of the premium or interest that Diginex may be required to pay in connection with a short sale. Short selling exposes Diginex to unlimited risk with respect to the borrowed Digital Assets because of the lack of an upper limit on the prices to which those Digital Assets can rise. Purchasing Digital Assets to close out a short position can itself cause the price of the Digital Assets to rise further, thereby exacerbating any losses. Under adverse market conditions, Diginex may have difficulty purchasing Digital Assets to meet its short sale delivery obligations, and may have to sell other Digital Assets to raise the necessary capital at a time when it would be unfavorable to do so. If a request for return of borrowed assets occurs at a time when other short sellers are receiving similar requests, a “short squeeze” can occur, and Diginex may be compelled to replace borrowed Digital Assets previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received in originally selling the assets short. In addition, Diginex may have difficulty purchasing assets to meet its delivery obligations if the assets sold short by Diginex have a limited daily trading volume or limited market capitalization. Short sales by Diginex and “short” derivative positions are forms of investment leverage, and the amount of Diginex’s potential loss is theoretically unlimited.

Diginex’s trades in options may be subject to substantial risk.

Diginex may trade in options on Digital or non-Digital Assets. Purchasing and writing put and call options are highly specialized activities that entail greater-than-ordinary investment risks. An investment in an option may be subject to greater fluctuation than an investment in the underlying asset. An uncovered call writer’s loss is theoretically unlimited. The ability to trade in or exercise options may be restricted in the event that trading in the underlying asset becomes restricted. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of over-the-counter options (options not traded on exchanges) are generally established through negotiation with the other party to the option contract. While this type of arrangement allows greater flexibility to tailor an option, over-the-counter options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. As of this writing, the availability of exchange-traded and over-the-counter options on Digital Assets is limited, so terms may be unfavorable in comparison to those available for more firmly established types of options.

Diginex’s trades in derivatives may be subject to substantial risk.

Derivatives are financial instruments, the value of which is based on the value of one or more reference assets or indicators, such as a security, currency, interest rate or index. Diginex’s use of derivatives may involve risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Moreover, although the value of a derivative is based on an underlying asset or indicator, a derivative typically does not carry the same rights as would be the case if Diginex invested directly in the underlying asset.

Derivatives are subject to a number of risks, such as potential changes in value in response to market developments, and the risk that a derivative transaction may not have the effect that Diginex anticipated. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not achieve the desired correlation with the underlying asset or indicator. Derivative transactions may be highly volatile, and Diginex could lose more than the amount it invests. Moreover, derivative transactions permit Diginex to create investment leverage, which may exacerbate any losses on these positions. A liquid secondary market may not always exist for Diginex’s derivative positions at any time, and Diginex may not be able to initiate or liquidate a derivative position at an advantageous time or price, which may result in significant losses.

In addition, derivative products are specialized instruments that require investment techniques and risk analyses that differ from those associated with direct investments. The use of a derivative requires an understanding not only of the underlying instrument but also of the derivative itself. In particular, the complexity of derivatives requires the maintenance of adequate controls to monitor the transactions entered into and the ability to assess the risk that a derivative adds to Diginex’s portfolio.

Diginex’s trades in currencies may be subject to substantial risk.

Diginex may trade currencies in the interbank market, a global network of commercial banking institutions that make markets in foreign currencies. There is no limitation on daily price moves of contracts traded through banks and dealers. Banks and dealers may require Diginex to deposit margin with respect to such trading. Banks and dealers are not required to continue to make markets in currencies.

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There have been periods during which certain banks have refused to quote prices for currency contracts or have quoted prices with an unusually wide bid-ask spread. Arrangements to trade currency contracts may be made with only one or a few banks, and liquidity problems might therefore be greater than if such arrangements were made with numerous banks. The imposition of credit controls by government authorities might limit such trading to less than that which Diginex would otherwise undertake. In respect of such trading, Diginex is subject to the risk of bank failure or the inability of, or refusal by, a bank to perform with respect to such contracts. Most, if not all, of these contracts are directly affected by changes in interest rates. The effects of governmental intervention may also be particularly significant at certain times in the interbank market.

Diginex’s trading transactions may be subject to credit risk.

Credit risk is the risk that an issuer of a security or a counterparty will be unable or unwilling to satisfy payment or delivery obligations when due and the related risk that the value of a trade may decline because of concerns about the issuer’s or the counterparty’s ability to make such payments. In addition to the risk of an issuer of a security in which Diginex trades failing or declining to perform on an obligation under the security, Diginex is exposed to the risk that third parties, including trading counterparties, exchanges, custodians, administrators and other financial intermediaries that may owe Diginex money, securities or other assets will not perform their obligations. Any of these parties might default on their obligations to Diginex because of bankruptcy, lack of liquidity, dispute, operational failure or other reasons, in which event Diginex may lose all or substantially all of the value of any such trading transaction. To the extent Diginex trades on exchanges that specialize in Digital Asset futures and derivatives, it is exposed to the credit risk of that exchange.

Diginex is not obligated to hedge its exposures, and, if it does, hedging transactions may be ineffective or reduce Diginex’s overall performance.

Diginex is not obligated to, and often times may not, hedge its exposures. However, from time to time, it may use a variety of financial instruments and derivatives, such as options, swaps and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of Diginex’s investment or trading assets resulting from fluctuations in the securities markets and changes in interest rates; protect Diginex’s unrealized gains in the value of its investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of Diginex’s liabilities or assets; protect against any increase in the price of any assets that Diginex anticipates purchasing at a later date; or to any other end that Diginex deems appropriate. The success of any hedging activities by Diginex will depend, in part, on its ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of Diginex’s hedging strategy will also be subject to its ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while Diginex may enter into hedging transactions to seek to reduce risk, such transactions may actually increase risk or result in a poorer overall performance for Diginex than if it had not engaged in such hedging transactions.

Diginex may make, or otherwise be subject to, trade errors.

Errors may occur with respect to trades executed by Diginex Access or by or on behalf of Diginex. Trade errors can result from a variety of situations, including, for example, when the wrong asset is purchased or sold or when the wrong quantity is purchased or sold. Trade errors frequently result in losses, which could be material. To the extent that an error is caused by a third party, Diginex may seek to recover any losses associated with the error, although there may be contractual or other limitations on any third party’s liability with respect to such error.

Diginex’s trading orders may not be executed in a timely matter.

Diginex’s trading strategies depend on the ability to establish and maintain an overall market position in a combination of financial instruments. Diginex’s trading orders may not be executed in a timely and efficient manner because of various circumstances, including, for example, trading volume surges or systems failures attributable to Diginex or its counterparties, brokers, dealers, agents or other service providers. In such an event, Diginex might only be able to acquire or dispose of some, but not all, of the components of its positions, or if the overall positions were to need adjustments, Diginex might not be able to make such adjustments. As a result, Diginex would not be able to achieve its desired market position, which may result in a loss. In addition, Diginex can be expected to rely heavily on electronic execution systems (and may rely on new systems and technology in the future), which may be subject to certain systemic limitations or mistakes, causing the interruption of trading orders made by Diginex.

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Diginex is exposed to losses due to lack of perfect information.

As a facilitation trader in Digital Assets, Diginex will trade in a variety of assets with a number of different counterparties. Diginex may at times trade with others who have information that is more accurate or complete than Diginex’s, and as a result Diginex may accumulate unfavorable positions at unfavorable prices preceding large price movements in a given instrument. If the frequency or magnitude of these events increases, Diginex’s losses would likely increase correspondingly, which could have a material and adverse effect on Diginex.

Diginex Access is exposed to failure of technology partners.

Diginex Access relies on other technology providers, namely FIS and Itiviti (defined below), to provide certain services as part of the product. Should these services no longer be available, for whatever reason, Diginex Access may no longer be able to service those customers under contract.

Risks Related to the Investment Products Business

Regulatory authorities may never permit, or severely limit the ability of, Diginex to issue investment products.

Numerous regulatory authorities may need to permit Diginex to issue investment products. If any regulatory authority, or other authority whose permission is required, such as a stock exchange listing authority, objected to the investment products or to certain aspects of them, such regulatory authority could prevent the investment products from ever becoming issued, or if permitted to rescind such permission, in that jurisdiction. The regulatory landscape that Diginex needs to navigate in order to provide investment products is complex, extensive and changing, and Diginex may never be able to do so successfully.

Furthermore, laws and regulations may change over time. Therefore, even if Diginex were to acquire necessary approvals or licenses, an ongoing threat to Diginex’s business would remain that such permission to operate could be subsequently revoked or materially altered over time, which could have a material adverse effect on the Investment Products Business and its customers.

Competition will likely increase in investment products referencing Digital Assets.

While the Digital Asset industry is at an early stage, there are examples in several countries of securitized products or collective investment schemes being created in order to provide exposure to Digital Assets. These, as well as those companies who provide access to Digital Asset exchanges, including several significant exchanges, present competition to the Investment Products Business. Such competition is likely to grow as new entrants emerge, including large financial institutions such as investment banks, which have greater resources, technology and distribution channels than Diginex. Such increased competition could result in, among other things, the Investment Products Business losing market share, the emergence of superior products and to compression of margins, any of which could have a material and adverse effect on the Investment Products Business’ business, financial condition and results of operations.

Diginex may be unable to establish distributor networks necessary to successfully grow the business.

A material component of the sales strategy of the Investment Products Business involves reaching agreements with distributors. There can be no guarantee that such distribution agreements will be executed and there is a risk that distributors reject Diginex’s proposals and/or do not wish to engage in the distribution of products linked to Digital Assets.

The failure to accurately describe investment products may lead to financial and regulatory exposure.

The business plan of the Investment Products Business will seek clients of varying expertise, including retail clients, to whom the greatest duty of care may be owed and to whom the greatest regulatory protection may be given. If an investment product is not described accurately or completely, either in print or orally, investors may not be able to make an informed decision as to the risk profile of the investment product, which may result in litigation, regulatory fines, investigations and restitution. Even if such inaccurate disclosure is alleged but not proven, the Investment Products Business and Diginex may face significant reputational damage as a result. Any of the above may have a material adverse effect on the business, financial condition and operations results of Diginex.

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The Investment Products Business is subject to technology failure.

The Investment Products Business will utilize and rely on technology, and such technology is potentially subject to failure and errors. Applications are expected to be used to price products and if pricing models were inaccurate, products could be issued at prices considerably different to fair value, resulting in a loss to Diginex and/or potential harm to investors which could cause financial restitution to clients and potential regulatory sanctions and fines. There is also a risk for subsequent valuations of products being potentially inaccurate and/or a mis-estimation of the way in which such products should be risk managed and hedged. Furthermore, the Investment Products Business intends to list products on various exchanges and some exchanges may require market making to ensure there is liquidity available to investors. Diginex would therefore require market making systems with a very high degree of automation, and, if such systems were to malfunction, Diginex could be in breach of various regulations and face fines as well as potentially having to compensate investors who may have suffered as a result. Such ‘market making’ activities would also include the issuance of new securities which requires automation and cohesive technology required to create the product and to automatically execute the underlying exposure in the correct way, which, if erroneous, could cause Diginex to be either under or over hedged in such a product and to potentially face resulting losses.

Risks Related to the Capital Markets Business

Diginex may be unable to establish issuer and investor networks necessary to successfully execute offerings.

The Capital Markets Business is being developed to assist issuers seeking to access global capital markets through issuing digital securities. To this end, the Capital Markets business will advise, issue and distribute offerings of digital securities from its clients to investors.

To be successful, Diginex will have to source offerings from clients and there can be no assurance that it will be able to do so. Thus far, there have been limited issuers willing to explore the possibility of making use of distributed ledger technology for their securities offerings. Furthermore, it will be important that the offerings Diginex assists on offer attractive terms and trustworthy clients, both to be able to execute the transactions and receive payments and to demonstrate the ability to use digital securities on high quality offerings that will be attractive to larger market participants.

Furthermore, Diginex will have to source investors to participate in offerings. There is still significant education required for investors on the potential of digital securities. There can be no assurance that, even if Diginex sources high quality offerings from issuers, it can source investors, particularly institutional investors, many of which have investment mandates that do not include digital securities, to purchase the digital securities offered.

If Diginex is not able to source either attractive offerings and/or investors to participate in them, it could have a material adverse effect on its business, results of operation and financial condition.

The Capital Markets Business is highly dependent on the closing of offerings to produce revenue.

Placement agents, brokers, underwriters and other participants and advisors to issuers in the capital markets industry generally receive payment as a percentage of the total capital raised in an offering. Such fees are where the Capital Markets Business expects to make the majority of its revenue. As a result, successfully hitting revenue targets is highly dependent on a very small number of transactions closing, particularly in the near term as the Capital Markets Business is in its early stages. Failure to close offerings and receive fees could have a material adverse effect on Diginex’s business, results of operation and financial condition.

The development of digital securities poses technological and regulatory challenges and Diginex may not be able to successfully develop, market and launch such tokens.

The development of digital securities requires significant technical expertise on the part of Diginex or its sub-contractors in order to be operational and secure. Diginex may not have or may not be able to obtain the technical skills, expertise, or regulatory approvals needed to successfully create or market digital securities. Even if successfully developed and created, digital securities may not meet investor expectations. Furthermore, digital securities may experience technical failures or fail to fulfil their primary goal.

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Digital securities may not be widely adopted and may have limited users.

It is possible that digital securities will not be used by a large number of issuers, broker-dealers or holders or that there will be limited public interest in the continued creation and development of digital securities. Such a lack of use or interest could negatively impact the Capital Markets Business.

Specific legal and regulatory risks exist in the provision of advice and assistance in regard to the issuance and distribution of digital securities that may give rise to claims against Diginex.

Providing advice and assistance in regard to the issuance and distribution of digital securities raises legal and regulatory risk in each of the jurisdictions that Diginex seeks to do business. The legal and regulatory landscape relating to offerings of digital securities is uncertain and subject to both change and inconsistencies. Such a challenging landscape could result in Diginex providing advice and service in jurisdictions where it has no regulatory coverage to do so. Furthermore, digital securities may be distributed in jurisdictions or to investors that are not permitted to receive such digital securities pursuant to local laws.

Diginex expects the key markets for its Capital Markets Business will include the following (with the related license that will be required to operate):

●	Hong Kong (Type 1 Dealing in Securities License);
●	Singapore (Capital Markets Services License); and
●	Dubai (DFSA Category 4 Investment Advisor).

If licenses are not obtained for the Capital Markets Business to provide its services in these jurisdictions, Diginex will seek to partner with local firms.

Diginex does not intend to effect any transactions in, nor induce or attempt to induce the purchase or sale of any security with any U.S. persons without ensuring that it is acting in compliance with U.S. laws relating to the offer and sale of securities. To the extent that in the future Diginex seeks to effect any transactions in, or induce or attempt to induce the purchase or sale of any security with any U.S. person, Diginex will either seek to register as a U.S. broker-dealer as required by Section 15(b) of the Exchange Act, or partner with a U.S. broker-dealer.

Risks Related to the Exchange Business

The development of the Exchanges (defined below) poses financial, technological and regulatory challenges and Diginex may not be able to successfully develop, market and launch the Exchanges.

The Exchange Business will cover two distinct regulatory profiles, Virtual Currency Exchange (“VCE”) and Digital Securities Exchange (“DSE”) (VCE and DSE, together, the “Exchanges”), with the VCE recently launched. The development of the Exchanges requires significant capital funding, expertise on the part of Diginex’s management and time and effort in order to be successful. Diginex may have to make changes to the specifications for any number of reasons or it may be unable to develop the Exchanges in a way that realizes those specifications or any form of a functioning network. The Exchanges, even if successfully developed and maintained, may not meet investor expectations. For example, there can be no assurance that the Exchanges will provide less expensive or more efficient trading than is possible on currently available trading platforms for traditional assets (or even other Digital Asset exchanges). Furthermore, the Exchanges may experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Exchanges and the assets being traded on the Exchanges.

There can be no guarantee that the Exchange Business by itself or together with Diginex’s other business lines will be able to produce sufficient cash flows to fund the capital requirements and expenditures necessary to run the Exchanges. Furthermore, Diginex may not have or may not be able to obtain the technical skills, expertise, or regulatory approvals needed to successfully develop the Exchanges. While Diginex has sought to retain and continues to competitively recruit experts, there may, from time to time, be a scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain development of the Exchanges. In addition, there are significant legal and regulatory considerations that will need to be addressed in order to develop and maintain the Exchanges and addressing such considerations will require significant time and resources. For example, the Exchanges will need systems in place to ensure the necessary KYC and AML checks are performed on both clients and digital wallets. There can be no assurance that Diginex will be able to develop the Exchanges in a way that fully achieves its goals and satisfies the complex regulatory requirements that will be applicable to it. If Diginex is not successful in its efforts to develop the Exchanges in a way that is compliant with all regulatory and legal requirements, and demonstrate to users the utility and value of such an exchange, or there is not sufficient demand for the Digital Assets required for the Exchanges to be commercially viable, the Exchange Business may not be viable, which could have an adverse effect on the Diginex’s business, financial condition and results of operations.

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Regulatory authorities may never permit the Exchanges to become operational.

Numerous regulatory authorities may need to permit the Exchanges to become operational. If any regulatory authority objected to the Exchanges or to certain aspects of them, such regulatory authority could prevent the Exchanges from ever becoming operational, or continuing to operate, in that jurisdiction. The regulatory landscape that Diginex needs to navigate is complex, extensive and changing, and Diginex may never be able to do so successfully.

Regulatory authorities may not permit the Exchanges to list certain products.

Diginex intends to develop multiple products and to make such products available on the Exchanges. Regulatory authorities may not permit the Exchanges to list certain products or may restrict the markets or demographics to which products can be offered (e.g. to restrict retail customer involvement). Such restrictions may adversely impact projected revenues. Additionally, should products be inadvertently offered in jurisdictions where regulatory approval is required and where no such approval has been received, regulatory action may be taken against Diginex.

Diginex’s offer of products other than spot on its exchange may be subject to substantial risk.

Digital Assets futures and derivatives are or may be deemed regulated financial instruments or fall under other regulatory frameworks in many jurisdictions. Diginex may not have applied for appropriate license and may not be able to offer, or continue offering, such products.

Due to their novel and specialized nature, Digital Assets futures and derivatives substantially increase the risk of losses for Diginex and for Diginex’s clients and customers which in turn increases the risk of litigation against Diginex. Diginex’s risk mitigation strategies, if any, may not be adequate or sufficient.

Diginex’s exchange operations may be subject to credit risk.

Credit risk is the risk that a borrower or a counterparty will be unable or unwilling to satisfy payment or delivery obligations when due and the related risk that the transaction may not happen or the value of a transaction may decline because of concerns about the borrower’s or the counterparty’s ability to make such payments. In addition to the risk of a borrower declining to perform on an obligation under the loan, Diginex is exposed to the risk that third parties, including transaction counterparties, exchanges, custodians, administrators and other financial intermediaries that may owe Diginex money or other assets will not perform their obligations. Any of these parties might default on their obligations to Diginex because of bankruptcy, lack of liquidity, dispute, operational failure or other reasons, in which event Diginex may suffer unexpected losses. In addition to the credit risk on its own exchange, to the extent Diginex relies on third parties that specialize in Digital Asset futures and derivatives, it is exposed to the credit risk of those third parties.

The Exchanges may not be widely adopted and may have limited users.

It is possible that the Exchanges will not be used by a large number of issuers, broker-dealers or holders of Digital Assets or that there will be limited public interest in the continued creation and development of Digital Asset exchanges. Such a lack of use or interest could negatively impact the volumes of the Exchanges.

Alternative Digital Asset exchanges may be established that compete with or are more widely used than the Exchanges.

It is possible that Digital Asset exchanges exist or could be established that utilize the same or similar protocols as those underlying the Exchanges or that facilitate services that are materially similar to the services provided by the Exchanges. The Exchanges may face competition from any such alternative networks, which could negatively impact the Exchanges and have a material adverse effect on Diginex’s business, financial condition and results of operations.

There are already several Digital Asset exchanges that the VCE will compete with. If the VCE is unable to offer features that differentiate it from such competitors, or such competitors create pricing pressure that results in lower-than-anticipated revenues, the VCE may not be viable, which could have a material adverse effect on Diginex’s business, financial condition and results of operations.

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The Exchanges, and any distributed ledger technology on which they rely, may be the target of cyber-attacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Digital Assets that trade on the Exchanges. If such attacks occur or security is compromised, this could expose Diginex to liability and reputational harm, could seriously curtail the utilization of Digital Assets, cause a decline in the market price of the affected Digital Assets and result in claims against Diginex.

The Exchanges, their structural foundation, and the software applications and other interfaces or applications upon which they rely or will rely (including distributed ledger technology), are unproven, and there can be no assurances that the Exchanges and the creation, transfer or storage of Digital Assets on those system will be uninterrupted or fully secure, which may result in impermissible transfers, a complete loss of investors’ Digital Assets on those systems or an unwillingness of market participants to access, adopt and utilize Digital Assets or the Exchanges. Further, the Exchanges and any technology, including distributed ledger technology, on which they rely may also be the target of cyber-attacks seeking to identify and exploit weaknesses, which may result in the loss or theft of Digital Assets, which, in turn, may materially and adversely affect the adoption and success of the Exchanges and Diginex. Any of these risks could have a material adverse effect on Diginex’s business, financial condition and results of operations.

The unregulated nature and lack of transparency surrounding the operations of some Digital Asset exchanges may cause the marketplace to lose confidence in such exchanges.

Digital Asset exchanges are relatively new and, in some cases, unregulated. Furthermore, while some exchanges provide information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many other exchanges do not. As a result, the marketplace may lose confidence in the less transparent or unregulated exchanges, including prominent exchanges that handle a significant volume of trading in Digital Assets. In recent years, there have been a number of Digital Asset exchanges that have closed because of fraud, business failure or security breaches. Additionally, larger Digital Asset exchanges have been targets for hackers and malware and may be targets of regulatory enforcement actions. A lack of stability in these exchange markets and the temporary or permanent closure of such exchanges may reduce confidence in the Digital Asset marketplace in general and result in greater volatility in the price of Digital Assets. These potential consequences could materially and adversely affect the adoption and success of the Exchanges.

Risks Related to Digivault (the “Custody Business” or “Digivault”)

Development of the Custody Business poses financial, technological and regulatory challenges and Diginex may not be able to successfully develop and market the custody solutions.

The continued development of the custody solutions, known as Kelvin and Helios, which have now launched, requires significant capital funding, expertise on the part of Diginex’s management and time and effort in order to be successful. Digivault may have to make changes to the specifications of the custody solutions for any number of reasons and it may be unable to further develop the service in a way that realizes those specifications. The custody solutions, even if successfully developed and maintained, may not meet investor expectations. For example, there can be no assurance that the custody solutions will provide less expensive or more efficient services than are currently available for traditional assets (or even other Digital Assets). Furthermore, the custody solutions may experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Digital Assets being held.

There can be no assurance that Digivault by itself or together with Diginex’s other business lines will be able to produce sufficient cash flows to fund the ongoing capital requirements and expenditures necessary to run the custody solutions. Digivault may not have or may not be able to obtain the technical skills, expertise, or regulatory approvals needed to successfully further develop the custody solutions. While Diginex has sought to retain and continues to competitively recruit experts, there may, from time to time, be a scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the custody solutions. In addition, there are significant legal and regulatory considerations that will need to be addressed in order to develop and maintain the custody solutions, and addressing such considerations will require significant time and resources. Despite launching both Kelvin and Helios, there can be no assurance that Digivault will be able to develop the custody solutions in such a way as to fully achieves its goals and satisfy the complex regulatory requirements that are applicable to them and acquire the necessary licenses to operate. If Diginex is not successful in its efforts to develop and maintain the custody solutions in ways that are compliant with all regulatory and legal requirements, and demonstrate to users the utility and value of such a service, or if there is not sufficient demand for the custody solutions for them to be commercially viable, Digivault may not be feasible, which could have a material adverse effect on Diginex’s business, financial condition and results of operations.

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Numerous regulatory authorities may never permit the custody solutions to become operational.

Numerous regulatory authorities may need to permit the custody solutions to operate in different jurisdictions. If any regulatory authority objected to the custody solutions or to certain aspects of them, such regulatory authority could prevent them from ever becoming operational, or continuing to operate, in that jurisdiction. The regulatory landscape that Diginex needs to navigate in order to run a viable Custody Business is complex, extensive and changing and Digivault may never be able to do so successfully. Any such regulatory issues including fines or injunctions from regulators, could have a material adverse impact on Diginex’s business, financial condition and results of operations.

The custody solutions may not be widely adopted and may have limited users.

It is possible that the custody solutions will not be used by a large number of holders of Digital Assets or that there will be limited public interest in the continued creation and development of Digital Asset custody services. Such a lack of use or interest may result in insufficient demand for the custody solutions to be commercially viable, which could have an adverse effect on Diginex’s business, financial condition and results of operation.

The custody solutions, and any distributed ledger technology on which they rely, may be the target of cyber-attacks or may contain exploitable flaws in their underlying code, which may result in security breaches and the loss or theft of Digital Assets that are held or deposited. If such attacks occur or Digivault’s security is compromised, Digivault could be exposed to liability and reputational harm, and such attacks could seriously curtail the utilization of Digital Assets and cause a decline in the market price of the affected Digital Assets which could result in claims against Digivault.

The custody solutions, their structural foundation, and the software applications and other interfaces or applications upon which they rely (including distributed ledger technology), are unproven, and there can be no assurances that the custody solutions are or will be fully secure, which may result in a complete loss of investors’ Digital Assets and an unwillingness of market participants to access, adopt and utilize Digital Assets or the custody solutions. Examples of the above include, but are not limited to:

●	a cyber-attack causing a client withdrawal instruction, or a withdrawal address being altered;

●	a client receiving an incorrect deposit address;

●	hardware failures delaying or preventing deposits and withdrawals;

●	the tampering or spoofing of client instructions and materials;

●	deposit addresses being incorrectly stored;

●	the hacking or unavailability of client portals rendering clients unable to access their account;

●	vulnerabilities within the applicable distributed ledger code arising or the distributed ledger being manipulated by a malicious actor;

●	a cyber-attack causing the individual to lose otherwise valid credentials;

●	the tampering with of laptop codes to cause withdrawals to incorrect withdrawal addresses; and

●	bad acts by employees, third-party service providers and others.

While Digivault has taken, and will continue to take, steps to ensure that the custody solutions are secure and protected against such incidents, no assurance can be given that the custody solutions are or will be fully secure and protected from attack, and any failure in this regard could materially and adversely affect Diginex’s business, financial condition and results of operations.

There can be no guarantee that Digivault will be able to acquire necessary insurance coverage or that it will be able to offer insurance to its clients.

The failure of Digivault to secure insurance cover may have an adverse effect on its ability to attract clients and hence reduce its revenue generating abilities.

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Risks Related to Taxation

The tax treatment of Digital Assets is unclear.

The treatment of Digital Assets under the tax laws of the jurisdictions in which Diginex does business is unclear. The operations and dealings of Diginex, in or in connection with Digital Assets, could be subject to adverse tax consequences in one or more jurisdictions, including as a result of development of the legal regimes surrounding Digital Assets, and Diginex’s operating results could be adversely affected thereby.

Risks Related to Being a Public Company

Diginex has limited experience operating as a public company and fulfilling its obligations as a U.S. reporting company may be expensive and time consuming.

The Company’s executive officers have no experience in operating a U.S. public company, which makes their ability to comply with applicable laws, rules and regulations uncertain. The Company’s failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm the Company’s reputation and share price.

As a U.S. reporting company, the Company incurs significant legal, accounting and other expenses. Prior to becoming a U.S. reporting company, the Company had not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies. The Company has not previously been required to establish and maintain disclosure controls and procedures such as Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes-Oxley Act, and internal controls over financial reporting applicable to a public company with securities registered in the United States. Compliance with reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of the Company’s management and its finance and accounting staff to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled and may increase our legal, insurance and financial compliance costs. The Company cannot predict or estimate the amount of additional costs it may incur or the timing of such costs. If it fails to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm the Company’s reputation and cause the market price of the Company’s securities to decline.

As a foreign private issuer (“FPI”), Diginex is exempt from a number of rules under U.S. securities laws and is permitted to file less information with the SEC than U.S. public companies.

Diginex is an FPI, as defined in the SEC rules and regulations, and, consequently, it is not subject to all the disclosure requirements applicable to companies organized within the United States, including certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Diginex’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of the Company’s securities. Moreover, Diginex is not required to file periodic reports and financial statements with the SEC as frequently or promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning Diginex than there is for U.S. public companies.

Diginex is not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

Diginex is entitled to rely on a provision in Nasdaq’s corporate governance rules that allows the Company to follow Singapore corporate law with regards to certain aspects of corporate governance. This allows the Company to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, Diginex’s Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to the Company as an FPI. Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which the Company is not required to follow as an FPI.

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Item 4. Information on the Company

A. History and Development of the Company

The history and development of Diginex are described in the Registration Statement under the headings:

●	“The Business Combination”;
●	“Proposal No. 1” and “Proposal No. 2”; and
●	“Description of Singapore NewCo’s Securities”.

These descriptions are incorporated herein by reference. Additionally, information on the history and development of Diginex is described in “Business Overview” below.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers (including Diginex) that we file electronically with the SEC at http://www.sec.gov. Diginex also maintains a public website at www.diginex.com. The information on our website is not incorporated by reference into this Form 20-F and does not constitute a part of this Form 20-F.

B. Business Overview

Overview

Diginex

Diginex is a Singapore domiciled financial technology company that builds products, delivers services and develops solutions that utilize distributed ledger and other technologies to improve the efficiency of financial markets and the current cryptocurrency industry. Diginex believes in a future where all financial and non-financial transaction data is recorded on distributed ledgers, such as blockchains. This will enable the financial services industry to reduce the cost of originating, distributing and executing transactions of financial assets, all of which depend on access to secure and trusted data.

History

Diginex was founded by Miles Pelham in Hong Kong in June 2017. The Company was incorporated in October 2019 and operates within Singapore. Mr. Pelham is the former Global Head of Convertible Bonds at Mizuho Securities. Mr. Pelham founded Diginex based on his understanding that the combination of both technology and an extensive knowledge of the intricacies of capital markets would be required to achieve potential efficiency gains using distributed ledger technology within financial markets. He believed that existing players would struggle to transition to the new paradigm of conducting business and would be resistant to change given their cost base and legacy business models in place. He identified an opportunity to create a new class of financial institution.

At the time of Diginex’s founding, Mr. Pelham also solely owned a Digital Asset mining business, Diginex High Performance Computing Limited (“DHPC”). In January 2018, Mr. Pelham transferred this investment to Diginex. In July 2018, 51% of DHPC (defined below) was sold to Madison Holdings Group Limited (“Madison”) for $60 million, with consideration consisting of $10 million in cash and $50 million in Madison’s stock.

The founders and early employees of Diginex (the “Founding Team”) spent the second half of 2017 and the first quarter of 2018 studying existing applications of distributed ledger technology in financial markets, principally virtual currencies and initial coin offerings (“ICOs”). They observed that several businesses related to virtual currency investing and trading were thriving but were concerned that regulations had not kept pace with the industry. After considering several opportunities to partner with existing firms to build virtual currency infrastructure, Diginex decided to build its own virtual currency exchange and custody solution. Diginex recruited a compliance team to oversee applications for various licenses and continues to advocate for further development of regulation of Digital Assets. Diginex believes a comprehensive regulatory framework of Digital Assets is necessary to enable its institutional adoption and market growth. Given that many institutional investors would prefer to allocate to investment products, Diginex also applied to the Hong Kong Securities and Futures Commission (“SFC”) for a license to operate a multi-manager fund.

The Founding Team’s analysis of ICOs concluded that although most coins were effectively unregulated security offerings for early stage companies, which they did not believe to be a scalable business upon which to build a financial technology or services business, the underlying technology (the blockchain network and smart contracts) could be applied to institutional offerings of debt, equity and alternative instruments. Participation in this business would require securities licenses, investment banking advisory services, technology products and solutions. The Founding Team recognized that the impact of distributed ledger technology in capital markets would extend beyond simply changing the form in which traditional securities were traded (e.g. as a digital security on a distributed ledger) or the way they were distributed (e.g. fractionalized via a technology platform). They believed distributed ledger technology would enable the creation of innovative financial products, that would give issuers a way to lower their cost of capital by programming securities based on inputs (secure and trusted transaction data) that was recorded on a distributed ledger.

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Diginex has built and continues to develop a comprehensive set of products, services and solutions to capture the full value chain resulting from transitioning data and securities to a distributed ledger.

Diginex has approximately 120 employees operating out of offices in Hong Kong, Singapore, Ho Chi Minh and Dubai. Diginex has consolidated its geographic footprint recently by closing offices in Tokyo, Berlin and Boston. The London office lease has been terminated, but Diginex expects to secure new office space in London following the end of COVID-19 restrictions during which period the employees are working from home.

Industry Background

A distributed ledger is a ledger containing records of transactions between parties in a network that is “distributed” (shared) between those parties. When a participant in the network requests a transaction to be added to the ledger, it is broadcast to other computers (nodes) in the network, which validate the transaction using a consensus algorithm that enables transactions to be confirmed without the need for a central point of authority or control. A validated transaction is added to the network in a way which is permanent and unalterable (immutable), leaving an audit trail by design. Every participant in the network has simultaneous access to view the information, which is kept secure with the use of cryptographic functions. The network can be public (open to anyone), permissioned (open only to approved parties) or private.

A blockchain is a distributed ledger in which transaction data is grouped into specific, time-stamped sets. Once consensus is reached on the data that will go into the set, the set is sealed with a cryptographic signature called a “hash” creating a sealed “block.” This block is then mathematically tied to the previous block on the ledger, forming a chain. A blockchain is a type of distributed ledger, though the terms are often incorrectly used interchangeably.

Diginex believes that distributed ledger technology has the potential to make business processes more automated, secure and transparent. Transactions are not limited to exchanges of monetary value, as with the application of virtual currencies, but any exchange of data. Therefore, distributed ledger technology has applicability in all businesses that maintain databases. In 2015, The World Economic Forum estimated that by 2027, 10% of global gross domestic product will be stored on blockchain networks

The potential benefits of distributed ledger technology arise in the following circumstances, among others: (i) where there is value to be created from the removal of a need for a central point of control (an intermediary) to verify transactions, leading to near or real time processing and settlement of transactions, (ii) where there are efficiencies to be realized from the automation of transactions between parties according to business logic embedded in a smart contract and (iii) where the provision of more information that participants know to be verified and immutable can reduce the economic value lost by a lack of trust between parties.

Gartner Research forecasts that the business value added by blockchain will grow to more than $176 billion by 2025, then surge to $3.1 trillion by 2030. The forecasted acceleration of growth is consistent with Diginex’s expectation that once more enterprises have moved data onto distributed ledgers, there will be more firms building applications, and value-added use cases will grow.

Since 2018, venture capital firms have invested billions of dollars into companies in the blockchain industry. This has included investment into many different blockchain protocols, each with their own consensus mechanisms, programming language, and rules governing what information is shared, in what form, and to whom. Diginex is not a blockchain protocol, nor a type of distributed ledger, and does not intend to design its own blockchain. Rather, Diginex views blockchains and distributed ledgers as a foundational layer of data record keeping that enables transactions between parties to be smarter (automated), faster, and more secure.

Financial Services Opportunity

Diginex believes that a substantial portion of the value created by distributed ledger technology will be seen in the financial services industry. An in-depth 2017 impact analysis by Accenture using McLagan’s aggregated operational cost data from eight of the world’s largest investment banks by revenue estimated that blockchain could yield potential cost savings of 70% in central financial reporting, 30-50% in compliance, 50% in centralized operations such as KYC and client onboarding, and 50% on business operations such as trade support, middle office, clearance, and settlement. Across the $30 billion cost base of the eight investment banks studied, demonstrable savings of $8 billion were estimated. In addition, according to Santander, blockchain technology could reduce banking industry infrastructural costs by $15 billion to $20 billion by 2022 by streamlining clearing and settlement, improving KYC and onboarding, and bypassing slow payment networks.

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About 80% of executives at financial institutions surveyed by Bain & Company in 2017 believed distributed ledger technology would be transformative and would significantly impact markets. Diginex believes that legacy institutions who fail to act on this potential, and restrict themselves to staff reductions, outsourcing/offshoring and general process automation, may struggle to transition their business models in the future to a new cost paradigm in which technology platforms will utilize distributed ledger technology to be more efficient in origination, distribution and trading of securities. Diginex also believes that as individuals, businesses and governments record more transaction data on distributed ledgers, and the benefits of data transparency, automation and immutability are fully leveraged, there will be a proliferation of innovative new financial products that will compete head on with traditional products and services.

Business lines

Diginex has established several complementary lines of business to deliver products and services to its clients. These lines consist of (i) the Exchange Business, (ii) the Custody Business, (iii) the Trading Business, including Diginex Access, (iv) the Investment Products Business, (v) the Capital Markets Business and (vi) the Asset Management Business:

●	The Exchange Business will cover two distinct regulatory profiles, VCE and DSE, operating under the brand name, EQUOS (“EQUOS”):
o	The VCE was internally beta launched for testing in the fourth quarter of 2019 and began operations in the second quarter of 2020 in Singapore. On February 28, 2020, the VCE was granted an exemption from holding a license under the Payment Services Act in Singapore, allowing it to continue operating until such time as a decision on a full license application has been made by the regulator. The full license application was submitted on May 17, 2020, and it is anticipated that a decision will be reached within nine-to-twelve months.
o	The DSE is targeted to be launched and licensed in Jersey and Singapore in the second half of 2021. The differently licensed Exchanges will have an initial focus on serving clients in Europe and Asia.
●	Digivault initially consisted of Kelvin for bitcoin and Ethereum-based Digital Assets that was launched in the fourth quarter of 2019, and Helios supporting the same assets that was launched in the second quarter of 2020. Since launching Digivault has also added support for Tether, TrueUSD, USD Coin and Paxos to both Kelvin and Helios.
●	The Trading Business consists of a facilitation trading desk, an over the counter (“OTC”) desk, a liquidation risk manager for the Exchange Business and a Digital Assets trading tool, Diginex Access. At present and in the near term, the Trading Business does not expect to trade, or provide OTC services for, digital securities.
●	The Investment Products Business is expected to launch in the first quarter of 2021 and will design and issue securitized products that can be accessed via traditional stock exchanges and structured investment products for high net worth individuals and institutional investors.
●	The Capital Markets Business provides investment banking advice and services to institutional clients on successfully utilizing distributed ledger technology to raise capital for securitization of physical assets and private investments using both paper and digital securities.
●	The Asset Management Business aims to be a leading provider of regulated Digital Asset fund offerings for institutional and professional investors. The business currently consists of two vehicles: (i) the BPMSF (defined below), a fund of hedge funds investing in virtual currencies that targets non-directional, risk adjusted returns through investment in funds employing a range of alpha focused liquid investment strategies and (ii) BPAMJ (defined below), which is currently inactive following the liquidation of the underlying funds.

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Customers

Diginex’s business lines are well positioned to serve the needs of a diverse client base that stands to benefit from the utilization of distributed ledger technology. Diginex categorizes its potential client base into four categories, (i) current Digital Asset investors, (ii) traditional institutional investors, (iii) financial services businesses and (iv) non-financial services businesses.

	Current Digital Asset Investors	Traditional Institutional Investors	Financial Services Businesses	Non-financial Services Businesses
Client Overview	Hedge Funds, Arbitrage Traders, Market Makers, Family Offices, Retail investors, High Net Worth Individuals (“HNWIs”)	Traditional Asset Managers, Family Offices, HNWIs, Private Equity, Sovereign Wealth, Hedge Funds	Global 2000, Private Banks, Retail Banks, Investment Banks, Financial Technology companies	Global 2000 Non-Financial Services Businesses
Client Needs	Regulated investment-grade products, low cost investment infrastructure	Infrastructure with secure control and operational dependability, supply of investment-grade products	Reduce operational costs, identify products and strategies that future proof their business model	Reduce operational costs, identify products and strategies that future proof their business model
Market Size	Total Digital Asset investment fund AUM, excluding venture capital and index funds, is estimated by PwC at $1 billion.	In the second quarter of 2020, Grayscale Bitcoin Trust (“Grayscale”) reported an influx of approximately $900 million into their bitcoin Trust product, the majority of which (84%) came from institutions.	Global spending on blockchain was forecast to reach $2.9 billion in 2019, versus $1.5 billion in 2018.	Gartner has forecast that the business value added by blockchain will grow to more than $176 billion by 2025, then surge to $3.1 trillion by 2030.
Diginex Business Lines
Exchange	✔	✔	✔	X
Custody	✔	✔	✔	✔
Trading	✔	✔	✔	X
Investment Products	✔	✔	✔	X
Capital Markets	✔	✔	✔	✔
Asset Management	✔	✔	✔	X

Physical Chinese walls include, among others, the segregation of the facilitation trading personnel who are separated from Diginex financial services personnel, in a designated office area whilst the OTC trading personnel are physically separated in a different office location from the rest of the Diginex business. The personnel who will have access to transaction and pending order information will be restricted to the Exchange Business’ operations team.

Informational Chinese walls include the use of specific and separate filing systems with restricted access rights and passwords to prevent and control unauthorized access to sensitive information. Only certain Diginex officers licensed by the SFC and the Chief Compliance Officer may approve access to these restricted folders. Robust IT infrastructure is implemented to ensure the security of information with respect to documents and e-mails, including but not limited to:

●	encrypted e-mail;

●	secured share drive;

●	efficient access monitoring and control; and

●	segregated domain controller.

The investment information of funds managed by the Asset Management Business is stored in a standalone platform with access to asset management personnel only. The Asset Management Business currently manages one fund of hedge funds. The investment strategies of underlying funds are only accessible by asset management personnel and the actual investment holding of the underlying fund is not made transparent to Diginex by underlying fund managers.

The Exchanges have been built on a standalone platform and separated from other Diginex businesses. No market making of any Diginex entities will be permitted on the Exchanges to avoid any actual or apparent conflict of interests. However, the Trading Business may execute trades on the Exchanges either to hedge OTC transactions or as part of its liquidation risk management mandate.

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Institutional Approach

Diginex believes distributed ledger technology companies need to know not only the wants and needs of each stakeholder in the financial services industry, but to also understand how to navigate a set of the legacy systems and organizational structures used by banks, brokers, exchanges, custodians, investors, fund administrators, auditors and regulators in order to realize the value created by distributed ledger technology in financial markets. Diginex believes this understanding is exhibited in what Diginex refers to as the “institutional approach” that Diginex has taken in each of its lines of business.

Diginex has a full stack (front and back end) development team primarily based in London, Ho Chi Minh and Hong Kong. Except for engineers dedicated to Digivault, all lines of business can draw upon the resources of a general engineering pool, led by Diginex’s Chief Technology Officer. The Chief Technology Officer is responsible for allocating resources across business lines and informing senior leadership of new developments and risks in the blockchain and distributed ledger technology space.

Development work at Diginex also utilizes third party vendors. For example, to develop the Exchanges, Diginex is using a hybrid approach where internal lead architects and senior developers design the architecture and conduct extensive code reviews while external vendors work on implementation. The most important selection criteria for vendors are technical expertise, IT security, and market reputation as well as resource availability, timeline, management and costs. Business analysts also play an important role in translating client requirements to save time and cost during the implementation phase.

In addition, on March 16, 2020, Diginex entered into an agreement for the purchase of certain software components (the “Software”) that it has integrated with modules developed by Diginex for use in the Exchanges.

Competitive Advantages

Diginex has competitors in every line of business in which it operates, several of which have already launched products and have started to generate revenue. Diginex believes its core competitive strength lies in being one of the few, if only, companies targeting institutional investors that is capable of bringing together a set of complementary products and services to realize the full value of distributed ledger technology within financial markets. The planned synergies between Diginex’s lines of business are outlined in the table below.

Diginex	Exchange	Custody	Trading	Investment Products	Capital Markets	Asset Management
To the Exchange Business	—	An insured custody solution for exchange clients	Customers	Trading volume	Listing and trading fees from digital securities	Brand awareness and hedge fund requirements

To Digivault	Customers	—	Customers	Customers	Customers	Customers and knowledge of product requirements

To the Trading Business (including Diginex Access)	Customers	Customers	—	Supply of Digital Assets to trade OTC	Supply of digital securities to trade OTC	Customers

To the Investment Products Business	Customers	A licensed custodian for Investment Products	Customers	—	Design of digital representation of Investment Products	Customers

To the Capital Markets Business	Broker accounts and listing venue for digital securities	A licensed custodian for digital securities	OTC for secondary trading to provide liquidity	Future digitalization of Investment Products	—	Knowledge of Digital Asset and institutional investor demand for blockchain based financial products

To the Asset Management Business	Institutional features encourage institutional adoption of asset class	A licensed custodian for digital securities	OTC execution services, fund liquidity	Providing exposure to Investment Products	Demand for digital security investments	—

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Diginex believes these synergies will be recognized by the market as the industry matures and Diginex is successful in its execution. Diginex expects to face competition from more full-service firms in the future. Merger and acquisition activity is expected to take place between Diginex’s competitors to achieve a broad product offering similar to Diginex’s. However, Diginex believes that traditional financial services firms will continue to either remain on the sidelines or develop applications within their own businesses for some time. As a result, Diginex believes it has an opportunity to build its operations and achieve the type of scale advantages that come with a larger client base and balance sheet to support each business line.

●	Institutional Knowledge – Many of Diginex’s business heads, in addition to the Founding Team, have held senior leadership positions in the world’s largest financial institutions. This provides Diginex with not only insight into product design, but credibility with both regulators and customers.

●	Blockchain/Distributed Ledger Agnostic – Diginex is neither creating a blockchain nor a distributed ledger. Rather, Diginex builds solutions on top of the foundational layer of a blockchain or distributed ledger. There are many companies promoting the adoption of their own blockchain or distributed ledger. Diginex’s strategy is to use whatever technology is most appropriate. Diginex views these companies as potential partners rather than competitors, and as beneficial to Diginex as they encourage the transition of data from traditional databases to distributed ledgers.

●	Compliance Focus – the Founding Team observed in 2017 that regulations were not keeping pace with the development of the virtual currency sector. Given the Founding Team’s shared background of having worked for some of the world’s largest financial institutions in businesses that are increasingly under the scrutiny of regulators, Diginex has always viewed regulation in the Digital Asset industry as necessary and inevitable. With a view on compliance, Diginex joined Global Digital Finance (“GDF”) in the fourth quarter of 2018 as a founding member. GDF is an industry body that promotes the adoption of best practices for Digital Assets and digital finance technologies, through the development of conduct standards, in a shared engagement forum with market participants, policymakers and regulators.

●	Operational Infrastructure – each business line within Diginex has a dedicated business head. These business heads are supported by a shared compliance, finance, legal, HR, sales and marketing department (together, the “Support Teams”) that provide support across all business lines. The executive team is responsible for providing strategic guidance to the business heads, identifying and remedying issues business heads face with their deliverables. The Support Teams have fintech and financial services experience, and Diginex believes this enables its business lines to receive a level of internal support comparable to that of a larger organization. This allows Diginex to bring products to market efficiently and will position it to scale its business.

●	Late, But Early – Diginex was founded in June 2017, several years after some of its competitors, but Diginex believes many years before larger financial services companies will enter its market. Diginex believes an advantage of being a “late” entrant from a technology product design perspective is the ability to meet the needs of institutional clients without costly or cumbersome rebuilds. From a regulatory perspective, Diginex believes being a late entrant with a strong focus on compliance distances Diginex from the potential pitfalls that other firms will face having operated in regulatory gray areas. Being “early” affords Diginex with the time to launch, operate, and grow its business lines and obtain the associated scale advantages before larger companies enter the market.

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Growth Strategy

Following the launch of its key products and business lines, Diginex believes that it is well positioned to leverage its operational infrastructure, global presence and institutional approach to secure partnerships that drive user acquisition and acquire licenses in additional jurisdictions to broaden its potential customer base. The table below displays both current and anticipated customers and the sales and growth strategies for each of Diginex’s business lines.

Business Line	Customers		Sales Strategy		Growth Strategy
Exchange	●	Retail - Active Traders, HNWIs	●	Retail - early adopter incentive schemes and loyalty incentive agreements	●	Retail - focus on user base partnership and acquisition strategies

	●	Institutional - Arbitrageurs, Market Makers, Hedge Funds, Family Offices, Private Banks, Endowment Funds, Pension Funds	●	Institutional - direct sales, partnerships, Diginex Access	●	Institutional - product innovation, listings, volume incentives, licenses to onboard in additional jurisdictions to expand potential user base
Custody	●	Retail - Active Traders, HNWIs	●	Retail - social media platform driven, exchange clients
	●	Institutional - Arbitrageurs, Market Makers, Hedge Funds, Family Offices, Private Banks, Endowment Funds, Pension Funds, Corporate Treasury departments	●	Institutional - distribution partners and platform integrations, direct sales	●	Retail - aim to lower insurance costs with scale

	●	Financial Services Businesses	●	Financial services business - partnerships, white labelled custody	●	Other - additional products/services on top of custody, obtain more licenses (direct and through partnerships)
	●	Capital Markets Business clients	●	Capital Markets Business clients - cross-selling
Trading	●	Institutional - Arbitrageurs, Market Makers, Hedge Funds, Family Offices, Private Banks, Endowment Funds, Pension Funds	●	Direct sales	●	Focus on trading balance sheet growth to offer competitive pricing and additional product offerings
	●	Exchange Business, Digivault, Capital Markets Business, and Asset Management Business clients

Investment Products	●	Mass Market	●	Direct sales, digital marketing, conferences and distribution partners	●	Targeting the mass market through listing products on various stock exchanges Custom designed structured products in consultation with clients and distributors, including private banks
Capital Markets	●	Global 2000, Retail Banks, Investment Banks, Financial Technology companies	●	Distribution partners and platform integrations, direct sales	●	Asset class specific origination platforms
Asset Management	●	Retail – HNWIs	●	Direct sales, distribution partners, incentives for seed and anchor investors	●	Explore partnerships and strategic investments at asset management business or fund GP level to institutions, launching additional fund offerings as digital security market emerges

	●	Institutional - Arbitrageurs, Market Makers, Hedge Funds, Family Offices, Private Banks, Endowment Funds, Pension Funds

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While Diginex intends to target potential customers in multiple jurisdictions, the Exchange Business, the Custody Business, the Trading Business, the Investment Products Business, the Capital Markets Business and the Asset Management Business will not target or onboard U.S. persons unless they have acquired regulatory approval to do so or have obtained advice from U.S. legal counsel that their anticipated activities fall under an applicable exemption. Diginex will primarily use onboarding KYC documentation collection and verification for assessing when a U.S. person may be attempting to use Diginex services.

Approach towards digital securities

Regulatory concern on Digital Assets that may be classified as securities in the jurisdictions in which they are issued, offered, or traded is increasing and can be seen from notable enforcement by regulators, including the SEC. Diginex recognizes these concerns and aims to ensure that such concerns are mitigated from the outset.

The VCE, which is now open to both retail and institutional investors, offers bitcoin, ether and USDC with various other stablecoins (“Stablecoins”) expected to be offered in the future.

It is anticipated that the DSE will be covered by appropriate licenses permitting the trading of digital securities in both Jersey and Singapore. It will only permit licensed broker-dealer access with appropriate control procedures in place to ensure that the broker-dealers adhere to Diginex’s terms and conditions of trading.

Prior to listing on either Exchange, both digital securities and virtual currencies are subject to rigorous due diligence and approval that requires legal opinions from the jurisdictions in which they will be offered and where the regulatory treatment of the Digital Asset may be unclear. In the event of disputing opinions from different jurisdictions, the higher bar that the Digital Asset is a digital security will be taken.

A similar approach will be applied to the Custody Business prior to accepting Digital Assets. At present and in the near term, the Trading Business will not accept or execute, trade or hold digital securities until, in each case, appropriate regulatory cover has been applied for and is approved.

The Capital Markets Business is focused on the tokenization of assets that would be classified as digital securities such as interests in real estate, and, as such, the business is operated in a way whereby the regulatory coverage that Diginex applies is to the standard that each Digital Asset is a digital security.

Diginex does not intend to effect any transactions in, nor induce or attempt to induce the purchase or sale of any digital security with any U.S. persons without ensuring that it is acting in compliance with U.S. laws relating to the offer and sale of securities. To the extent that in the future Diginex seeks to effect any transactions in, or induce or attempt to induce the purchase or sale of any security with any U.S. person, Diginex will either seek to register as a U.S. broker-dealer as required by Section 15(b) of the Exchange Act, or partner with a U.S. broker-dealer.

The Exchange Business

Overview

Diginex is building the Exchanges to facilitate the trading of virtual currencies, Stablecoins and digital securities and their respective derivatives. Diginex is aiming to offer retail, professional and institutional investors truly global, fully licensed Exchanges and regulators a comprehensive set of monitoring tools for investor protection. The Exchanges are a central component of Diginex’s mission statement: to drive institutional adoption of blockchain and distributed ledger technology to realize efficiencies in financial markets. The Exchange Business consists of the VCE, which is now operational in Singapore, and the DSE, operating under the brand name, EQUOS. The VCE was internally beta launched for testing in the fourth quarter of 2019 and began operations in the second quarter of 2020 in Singapore. The DSE is expected to be launched and licensed in Jersey and Singapore in the second half of 2021. On February 28, 2020, the VCE was granted an exemption from holding a license under the Payment Services Act in Singapore, allowing it to continue operating until such time as a decision on a full license application has been made by the regulator. The full license application was submitted on May 17, 2020, and it is anticipated that a decision will be reached within nine-to-twelve months. The Exchanges will have an initial focus on serving clients in Europe and Asia.

History

The Founding Team held preliminary talks with traditional securities exchanges throughout 2017. At the time, several prominent virtual currency exchanges had already emerged, and there was great interest in the transaction volumes being reported. A combination of technical issues (exposed by security hacks on major exchanges), lack of regulation (leading to rumors of market abuse), and a perceived focus on retail flow presented a clear opportunity to the Founding Team to leverage its technology and capital markets expertise acquired from decades of managing sales and trading operations at the world’s largest investment banks. The Founding Team believed that regulators would inevitably clamp down on most virtual currency exchanges and introduce licenses to protect the interests of investors and to prevent the illicit use of exchanges by criminals and terrorists. The Founding Team also found that the infrastructure typical in traditional financial markets was lacking and believed this would likely prevent institutional investors from being comfortable with trading Digital Assets.

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In the first quarter of 2018, Diginex made the strategic decision to build the Exchanges. Diginex concluded that controlling its own execution platforms (rather than partnering or white labelling) was the only way of accelerating institutional adoption and would position it to capture a dominant share of a nascent industry. In order to achieve this, Diginex will, trading infrastructure aside, need to take an active leadership role in the following areas:

●	Regulation – not only does Diginex need to build and maintain robust Exchanges on a technical level, but given the lack of regulation, it needs to actively participate, on a global basis, in conversations pertaining to the regulation of Digital Assets.

●	Product – the Founding Team viewed most coins resulting from ICOs to be unregulated securities issued by pre-seed stage businesses, the market for which was analogous to angel or early state equity financing, which is dwarfed in size by traditional asset classes such as debt, equity, and real estate. The Founding Team believed the issuance and trading of digital securities that represent rights to future cashflows to be a multi-billion dollar market opportunity, but one that would not emerge without both a licensed securities exchange platform and institutional grade products to act as proof points.

●	Custody – Diginex perceived a lack of licensed custodians with a government grade level of security certification and accreditation, as well as insurance coverage, to be an impediment to institutional investor participation in any form of Digital Asset.

Diginex has taken leadership in each of these areas since making the strategic decision to build the Exchanges. In the first quarter of 2019, Diginex launched the Capital Markets Business, which aims to be the leading, full service, global provider of capital raising services and technology platforms to institutional issuers of debt, equity, and alternative instruments. Digivault was established in December 2018 and currently supports Ethereum interoperability standards ERC20, ERC1400, and ERC1404 due to their use by engineers when designing digital securities. Digivault also supports Bitcoin, Tether (“USDT”), USD Coin (“USDC”), Paxos Standard Token (“PAX”) and TrueUSD (“TUSD”).

After an extensive search, in the third quarter of 2018, Diginex hired a head of the Exchange Business, who had the ideal mix of traditional trading system design and implementation combined with Digital Asset exchange product expertise. He formerly acted as Chief Trading Officer for one of the largest bitcoin spot market exchanges, based in Japan, where he oversaw the build out of the liquidity provision platform including design of the architecture, infrastructure plan and quantitative automated market making strategy. He was then joined in September 2019 by the then Chief Technology Officer of the same exchange.

Design began in the first quarter of 2019, and vendor selection in the second quarter of 2019. The development of the Exchanges involves the use of external vendors, each with their own product expertise, in order to accelerate time-to-market and development of Diginex-owned IP for the core trading system. The overall architecture has been designed by Diginex in consultation with vendors, then implemented by vendors, whose work is subject to code reviews and quality assurance testing. Penetration testing of the Exchanges was completed by NCC Group, a highly regarded third-party cybersecurity testing firm, in the second quarter of 2020.

Where third-party components are used, these are subject to quality assurance testing and will undergo third-party penetration testing once the full product is near completion. In addition, on March 16, 2020, Diginex entered into an agreement for the purchase of matching engine software, which has been integrated with modules developed by Diginex for use in the Exchanges.

Product

The Exchanges

The VCE and DSE will share the same technical infrastructure but can be considered as distinct exchanges with different user access and customer experiences in addition to their differentiated product offerings.

The Exchange Business will ensure that its processes and client needs are fully aligned. To this end, the Exchange Business will not do its own market making and will only use third-party market makers to avoid any conflicts of interest in trading. The Trading Business will be used by the Exchange Business in order to manage the liquidation risk on the Exchanges and isolate the impact of liquidations from the Exchange Business.

The Exchange Business will also have a full suite of market surveillance tools for monitoring and reporting suspicious activity, such as wash trading (a form of fictitious trading in which a transaction gives the appearance that authentic purchases and sales have been made, but where the trades have been entered without the intent to take a bona fide market position) and fake order books, to ensure customers are not being manipulated by malicious actors and to prevent unfair practices that would give some clients an advantage over others.

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Custody

Digivault is anticipated to provide custodial services to the Exchange Business’ clients. Kelvin and Helios launched with the capability to custody bitcoin and several Ethereum blockchain-based Digital Assets and added additional coin support since launch. Digivault will apply for custodian and payment institution licenses and partner with custodians and trust businesses on a jurisdiction-by-jurisdiction basis when required to offer digital security custody or virtual currency custody. The Exchange Business will also offer clients the option to custody with a selection of third-party custodians. For more information on Digivault, see the section titled “Digivault”.

Deposits and Withdrawals

Diginex has integrated Prime Trust, a global services company based in Nevada, USA and Signature Bank, a commercial bank in New York to provide fiat on- and off-ramp services to the Exchanges.

Segregation of Duty

Diginex has found that most virtual currency exchanges are built for retail clients and only allow entities to have single usernames, passwords and two factor authentications. In Diginex’s experience, this is unacceptable for institutions and therefore Diginex will allow multi-member institutions to set up separate logins for each member with full segregations of duties and permissions. Clients will be able to set up multi-party authentications and approvals for activities requiring a high degree of operational control.

Derivative Settlement Solution

This is a daily auction used for the settlement of positions in the futures market. The advantages of this approach is a transparent and tradeable settlement price as well as a fixing price for structured products.

Cross Asset Collateralization

This allows clients to use multiple forms of collateral for derivatives trading. For example, they could hold ether and use this as collateral for a bitcoin futures trade.

Full Portfolio-Level Margining

The Exchanges will assess a customer’s margin requirements by considering an individual’s broader portfolio held with the Exchanges, rather than only considering an individual trade or position in isolation. This has the effect of reducing the amount of capital required to conduct derivatives trading due to a more efficient use of a customer’s total assets when assessing risk and margin requirements. For example, if a customer is long spot bitcoin and short futures in equal notional value when trading on the Exchanges, the customer will not require as much capital as their position is hedged, compared to a scenario where the short futures position is assessed on its own. Diginex believes this is a competitive advantage as most other exchanges do not view the position as part of a greater portfolio and as such a customer is required to provide more capital for the same trade.

Technology

Diginex’s trading infrastructure is designed to be capable of handling significant volume and throughput at a high speed and will enable industrial-grade data persistence and failover services to ensure maximum availability. Diginex uses FIX 4.4 API, a standard financial information exchange protocol used by many financial institutions. WebSocket and RESET API as well as CCXT (a specific library for cryptocurrency trading connectivity) provide enhanced connectivity offerings to the professional trading community.

Listings

Diginex plans to list major Digital Assets on the Exchanges. Any listings will be considered only after extensive due diligence is conducted. Selection criteria will include, but not be limited to, third party business plan review, third party code review, extensive background checks, and third-party legal review regarding whether a Digital Asset is a security (if applicable).

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Onboarding

The onboarding system features several technology platform integrations covering individual identity as well as corporate entity identification and verification, address verification, sanctions screening, politically exposed person (“PEP”) identification, and adverse media screening, and blockchain transaction analytics review all contributing to a risk scoring engine. Platform integration partners were all subject to vigorous due diligence requirements. All onboarded individuals and corporate entities will be subject to ongoing monitoring and review.

The DSE is being designed to operate a member model for licensed broker-dealers. Diginex will only onboard broker-dealers in accordance with laws of the jurisdictions in which they hold licenses and following extensive due diligence to validate their client onboarding processes.

Payments

The Exchange Business will be able to accept commission payments on trades from its customers in both Fiat and Digital Assets. At this time, Diginex anticipates that it will convert any Digital Assets received into Fiat as soon as practicable upon receipt through transactions arranged with OTC brokers.

Regulatory Coverage

For the VCE, the primary regulatory concern is AML and combatting the financing of terrorism (“CFT”) controls, alongside robust consumer protection. Currently, relatively few jurisdictions have implemented regulations specifically for virtual currency exchanges, although, in the course of the next 12-24 months, Diginex believes it is probable that most countries will introduce a license or registration for exchanges to operate within their borders or with their residents. This is due to the FATF Recommendations for Virtual Asset Service Providers that was ratified in June 2019. Diginex had anticipated this and is already mapping the changing landscape.

For the DSE, Diginex expects regulatory treatment to be more aligned to a traditional securities exchange, such as a Recognized Market Operator in Singapore, Multi-Lateral Trading Facility in Europe, or Alternative Trading System in the U.S.

With regards to jurisdictions where Diginex will seek primary authorizations to operate, Diginex has focused on assessing jurisdictions on the following criteria:

●	strong reputation as credible financial centers;

●	progressive regulations and guidance for Digital Asset firms;

●	transparent and accessible regulators willing to consider ground-breaking Digital Asset products and services, while demonstrating prudence on the applicants to support these products and services;

●	proximity to key financial sectors; and

●	respected, recognizable legal systems.

Diginex is in contact with the Singapore regulator, the Monetary Authority of Singapore. For the VCE, the licensing regime in Singapore for virtual currency exchanges came into effect on January 28, 2020. Diginex immediately applied for an exemption under the legislation (the Payment Services Act) to permit it to continue operations until such time as a decision on the VCE application has been reached. This exemption was granted. The full license application was submitted on May 17, 2020, and it is anticipated that a decision will be reached within nine-to-twelve months. Diginex is in discussions with local legal counsel to support the application process. For the DSE, Diginex will apply for a Recognized Market Operator license in the second half of 2021.

Diginex has commenced the process to submit a license application with the Jersey Financial Services Commission. For the DSE, the application will be made to be registered for Class A Investment Business (Dealing in Investments) pursuant to the Financial Services (Jersey) Law 1998. The indicative timelines for approval is the second quarter of 2021.

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With regards to the DSE, only licensed broker-dealers will be permitted access to trade. Diginex will ensure appropriate levels of control and governance over the broker-dealer market participants. Diginex anticipates that such a framework will ensure that market participants will be able to trade on the DSE in full compliance of both their local regulations, as well as the locations where Diginex is anticipated to hold licenses to operate the Exchanges.

Market Opportunity

Diginex believes the issuance and trading of digital securities that represent rights to future cashflows in particular to be a multi-billion dollar market opportunity as the use of blockchain and distributed ledgers becomes the standard form of technology underlying financial instruments and the transaction data recorded on distributed ledgers enables the creation of innovative new instruments. This market is currently in an early stage of development. Only a handful of projects that Diginex believes are worthy as proof of this concept have come to market, and the Capital Markets Business is working on such a project for a client. Diginex also acknowledges that several issues, such as custody and regulation, need to be solved before the market can develop. Diginex is working on all these issues in order to be best positioned to obtain leadership in the digital security industry as it grows.

For the VCE, Diginex believes it can take a significant market share from unregulated, retail focused exchanges, as regulators take punitive action on unlicensed operators, and professional and institutional investors appreciate Diginex’s features such as its custody offering, segregated accounts, API, and industrial-grade data persistence and failover.

The current virtual currency market size is widely acknowledged as being difficult to calculate due to the well documented existence of market manipulation by unlicensed exchanges. According to Coin Metrics, the spot market for bitcoin, the largest and most widely used virtual currency, trades an average daily volume of $4.1 billion. This compares to the bitcoin derivatives market which trades and average daily volume of $13.9 billion, which Diginex expects to grow significantly as custody and regulatory issues are addressed. Furthermore, Coin Metrics believes that bitcoin’s trading volumes, if exponential growth is sustained, will grow to levels similar to major asset classes such as US equity, bond, and global foreign exchange markets, which recently demonstrated trading volumes of $479 billion, $860 billion, and $1.98 trillion, respectively. In the absence of these issues being solved, Diginex believes institutions prefer to allocate to investment products, which the Asset Management Business and Investment Products Business intends to capture. In the second quarter of 2020, Grayscale recorded its largest quarterly inflows, $905.8 million, nearly double the previous quarterly high of $503.7 million in the first quarter of 2020, into their bitcoin trust product, the majority of which (84%) came from institutions. Diginex believes institutional flow will be concentrated in a small number of virtual currencies, where it is possible to justify portfolio allocation (e.g. due to diversification benefits), and Stablecoins backed by various currencies.

Competitive Advantage

There are several competitors to the Exchange Business, both for the VCE and DSE. As the market for digital securities is at an earlier stage, Diginex believes most of its competitors with the DSE have not yet fully launched their securities exchange product, while many of the existing exchanges lack volume and diversity of product listings, institutional infrastructure, and/or tend not to be licensed in credible jurisdictions. There are many well established businesses that Diginex’s VCE will compete against for retail flow, and several institutionally focused exchanges that will compete for institutional flow. The institutional focused exchanges Diginex viewed as competitors are predominantly located and licensed in the U.S., while Diginex’s exchange strategy is to seek licenses in Europe and Asia.

Diginex believes the Exchange Business has the following competitive strengths:

●	Trading infrastructure – current Digital Asset exchanges struggle during periods of high volume and Diginex has a matching engine to handle high volume with low latency.

●	Market surveillance – Diginex offers reporting and market surveillance services to ensure that no one exchange customer has an unfair advantage over another.

●	API connectivity – Diginex has built FIX 4.4 API functionality into the Exchanges, a well-established and widely understood financial information exchange protocol allowing established trading systems to access the execution platform.

●	Capital efficiency – The Exchanges assess a customer’s margin requirements by considering an individual’s broader portfolio held with the Exchanges, rather than only considering an individual trade or position in isolation. This has the effect of reducing the amount of capital required to conduct derivatives trading due to a more efficient use of a customer’s total assets when assessing risk and margin requirements. For example, if a customer is long spot bitcoin and short futures in equal notional value when trading on the Exchanges, the customer will not require as much capital as their position is hedged, compared to a scenario where the short futures position is assessed on its own. Diginex believes this is a competitive advantage as most other exchanges do not view the position as part of a greater portfolio and as such a customer is required to provide more capital for the same trade.

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●	Cross Asset Collateralization – This allows clients to use multiple forms of collateral for derivatives trading. For example, they could hold ether and use this as collateral for a bitcoin futures trade.

●	Segregation of duty – Clients will be able to set up multi-party authentications and approvals for activities requiring a high degree of operational control.

●	Custody platform connectivity – Diginex will offer multi-custodian connectivity. Diginex’s own custody products, Kelvin and Helios, will offer competitive pricing to exchange clients.

●	Synergies with Diginex businesses – in addition to Digivault, the Exchanges will be a natural listing and execution platform for the Capital Markets Business, which aims to be a leading, full service, global provider of capital raising services and technology to institutional issuers of debt, equity, and alternative instruments on distributed ledgers.

Digivault

Overview

Diginex’s custody business, Digivault, has developed Kelvin (defined below) and Helios (defined below) for Digital Assets and plans to target institutional clients. Diginex owns 85% of Digivault, with the remaining 15% held by key management of Digivault, who have extensive experience in the cybersecurity industry, specifically the delivery of highly secure end to end information technology (“IT”) solutions to the nuclear, financial services, security and defense sectors. Digivault launched Kelvin, with the capacity to offer cold storage (explained below) of bitcoin and several Ethereum blockchain-based Digital Assets in the fourth quarter of 2019, and an insurance policy related thereto will be incepted when assets under custody exceed the deductible level. Helios, for warm storage, was launched in the second quarter of 2020.

History

The Founding Team’s research into the state of the virtual currency industry in 2017 led it to conclude that a lack of institutional custody offerings was a leading factor in preventing institutional adoption of Digital Assets. The Founding Team also believed that licensed custodians would be a necessary requirement for any institutional participation in digital security offerings. By the first quarter of 2018, many virtual currency startups had either launched or announced their intention to launch a custody offering to address this issue. However, owing to the perceived risk of total financial loss, as evidenced by the $266 million in assets stolen from exchanges and trading platforms in 2017 and the $532.6 million stolen from a single exchange in January 2018, the Founding Team believed that it would be difficult for the balance sheets of these custodians to allay the concerns of institutional investors. It became clear to the Founding Team that a custody offering would require a comprehensive insurance policy to protect investors against total financial loss. This led the Founding Team to search for a team capable of designing a cybersecurity solution in conjunction with the insurance industry and financial institutions clients. Digivault was established in December 2018 in the UK.

Products

Kelvin

Kelvin (“Kelvin”) is designed around the use of hardware security modules to convert Digital Assets (private keys) into physical objects (key cards). These physical objects, which hold the private keys to the client’s Digital Assets, are then stored in secure vaults. The storage is considered “cold” in so far as the key cards are not connected to a networked computer terminal and therefore are not able to be accessed by a computer hacker. Digivault has signed a cooperation agreement with Malca-Amit, a leading security and logistics company involved in the storage and transport of valuables such as diamonds and precious metals to and from global vaulting facilities, in order to offer secure vaulting (for key cards) and logistics to clients in the many countries in which Malca-Amit operates.

Kelvin has the technical capability to custody Ethereum blockchain-based Digital Assets including ether, ERC20, ERC1400, and ERC1404. These interoperability standards (ERC20, ERC1400, and ERC1404) have been selected due to their expected use by engineers when designing digital securities. Kelvin has bitcoin and ether under custody stored in the vaults of Malca-Amit and has the ability to support other digital assets, including PAX, USDT, USDC and TUSD.

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Diginex has been working with a leading insurance broker to ensure Kelvin meets industry standards and is able to offer competitive pricing. During this process, Kelvin passed a third-party risk assessment with a potential underwriter’s risk assessor. Digivault has received but not yet accepted an insurance proposal which it believes will be competitive and it plans to incept this insurance as soon as assets under custody exceed the deductible level.

Helios

The conversion of Digital Assets into physical objects for safekeeping (cold storage) is a widely used method. However, moving Digital Assets “offline,” and the resulting procedures that are required to safeguard the handling of client key cards, have the effect of reducing speed to transact. This is likely to be unacceptable to some investors. Digivault’s answer to this is Helios (“Helios”), a permanently “online” storage solution, the design of which is based around the use of hardware used in the nuclear, defense and security sectors and will provide additional functionality to enable faster withdrawals than cold storage solutions. Helios delivers logical protection against key duplication and/or theft and hardware protection of networks. Helios is secured within multiple high-grade data centers operated by a third-party vendor. Helios was launched in the second quarter of 2020 and has bitcoin and ether under custody and has the ability to support PAX, USDT. USDC and TUSD

The baseline code for Helios is shared with Kelvin, which ensures system integrity, seamless integration of the two products and makes future product updates less complex. By sharing the same baseline code with Kelvin, Helios is able to support the same Digital Assets as Kelvin.

Auditing and Accreditation

Audits have been carried out throughout the development phase of both Kelvin and Helios. The application cryptographic layer was subjected to a third-party code review by North Cyber Limited, a cyber-security consultancy specializing in highly secure solutions. Digivault successfully gained Cyber Essentials Plus accreditation on July 16, 2019 and re-accredited August 25, 2020, with the audit carried out by Arcturus Limited, a division of Cyberfort Group, which offers a matrix of global cyber advisory, detection and defensive security solutions. Cyber Essentials is a UK Government backed scheme that helps companies to guard against the most common cyber threats. Diginex is working with Ringus Solution Enterprise Limited, an IT and cybersecurity solutions company, to support the business’s compliance with ISO27001, with the aim of receiving this accreditation by the second quarter of 2021. Successful accreditation will demonstrate that Digivault has implemented a framework of policies, procedures and technical controls to ensure it is protecting the confidentiality, availability, and integrity of assets from threats and vulnerabilities. Penetration testing has been undertaken to CREST (International) standards prior to the launch of Kelvin and Helios. CREST provides internationally recognized accreditations for organizations and professional level certifications for individuals providing, among other things, penetration testing. Successful testing of Digivault’s Amazon Web Serices (“AWS”) infrastructure and Web app and Application Program Interface (“API”) was completed on July 28, 2019. Successful penetration testing of Digivault’s AWS Internet Protocol (‘IP”), data centre IPs, all endpoints on API and its website was completed on May 1, 2020 by CREST authorized penetration testers from Arcturus Limited. The application’s cryptography layer and business logic layer were subjected to a third-party code review by Cure53, a cyber-security consultancy specialising in highly secure solutions in May 2020.

Licenses

Although traditional market custodianship is clearly defined in regulation, there remains some ambiguity as to the custodial arrangements required for secure storage of private keys, in particular when the keys provide access to digital securities or virtual currencies. Diginex expects that Digivault will require licenses to custody digital securities, whether due to regulatory requirements or those of institutional investors. As a result, at this time, Diginex expects Digivault to only offer custody of virtual currencies until sufficient regulatory cover is provided for digital securities.

Digivault is in the process of applying for a custody license for “safeguarding and administering investments”, that will enable it to accept Digital Securities, and Small Payment Institution license, under the UK Financial Conduct Authority’s (“FCA”) regulatory regime. Digivault submitted its application for the FCA’s Anti Money Laundering (AML) registration in June 2020. In Singapore, Diginex anticipates that it will apply for a Capital Markets Services License for “providing custodial services for securities” in the first quarter of 2021.

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Beyond licenses with the UK and Singapore, Digivault also intends to build a network of sub-custodial relationships with existing custodians to permit a wider base of operations with appropriate regulatory coverage. In certain jurisdictions, for example Hong Kong where new guidance on digital securities exchange custody was issued in November 2019, Digivault may seek to license Digivault’s technology rather than a sub-custodial arrangement or full regulatory application.

Market Opportunity

Diginex is not aware of any reliable data on the current market size for third-party custody of Digital Assets. At present, Diginex believes the largest custodian of Digital Assets to be Coinbase, who announced over $7 billion of assets under custody following the acquisition of Xapo on August 15, 2019. Diginex believes that institutional investment in Digital Assets, particularly in digital securities, which Diginex believe will require licensed Digital Asset custodians, and a larger supply (and lower cost) of insurance will be the driving factors behind market growth.

Diginex expects Digivault, like Coinbase’s custody business, to attract significant assets under custody from its associated Exchange Business. Diginex’s Capital Markets Business, which is focused on the issuance and distribution of digital securities, will also provide a source of potential custody clients, as will the Trading Business, Investment Products Business and Asset Management Business. Digivault will also directly target Digital Asset investors.

Competitive Advantage

Several virtual currency custody solutions offering various degrees of insurance coverage have launched since Diginex made the strategic decision to build its own institutional custody offering. Diginex views this competition as healthy for the ecosystem as the availability of credible custody solutions will drive institutional adoption of Digital Assets, and insurance companies and investors will not want to see market concentration in any one single custodian, leading to an environment where multiple custodians are able to co-exist. Nevertheless, Diginex believes Digivault has the following competitive strengths:

●	Experienced team – the head of Digivault spent the previous five years delivering highly secure IT programs for the UK’s Ministry of Defense. The technical team is overseen by Digivault’s CTO, who spent the last 15 years driving change and being responsible for the architecture of some of the largest banking systems in the UK.

●	Cooperation with Malca-Amit – provides access to secure vault facilities in multiple geographies, enabling Digivault to ring fence client assets in a range of jurisdictions if so desired.

●	Operating to known global standards – Digivault successfully gained Cyber Essentials Plus accreditation for the business and is in the early stages of engaging Ringus Consulting in Hong Kong to support the business’s compliance with ISO27001.

●	Compliance focus – Diginex believes licensed custodians are vital for institutional adoption of Digital Assets. Diginex intends to acquire licenses or partner with custodians and trust businesses prior to offering digital security custody to any clients.

The Trading Business

Overview

The Trading Business consists of a facilitation trading desk, a liquidation risk management desk, an OTC desk and a Digital Assets trading Tool, Diginex Access. The facilitation trading desk employs strategies for OTC markets. In addition to offering such services, the OTC desk aims to capture a share of virtual currency and Stablecoin OTC volume through the launch of a deal listing platform (the “OTC platform”), designed to solve transparency issues in the OTC marketplace. The liquidation risk management desk manages liquidation trades on behalf of the Exchange. At present and in the near term, the Trading Business will not accept or execute trades or hold digital securities, in each case, until appropriate regulatory cover has been applied for and approved.

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History

The Founding Team has extensive experience trading derivatives products. At the time of Diginex’s launch in June 2017, the regulated derivatives market for virtual currencies was practically non-existent. During 2018, however, the emergence of regulated derivatives products and exchange platforms began to point towards an opportunity to deploy traditional derivative strategies in virtual currency markets. In the fourth quarter of 2018, Diginex hired an experienced derivatives trader, who worked as Nomura International (Hong Kong) Limited’s (“Nomura”) Head of Equity Derivatives Trading APAC as Diginex’s Head of Trading. After developing trading infrastructure, the facilitation trading desk was launched at the end of the second quarter of 2019.

Between June 2017 and March 2018, during which time the total market capitalization of virtual currencies rose from $78 billion to over $260 billion, the Founding Team noticed a proliferation of newly launched exchanges, but even more so a rise in the volume of OTC transactions. As Diginex was perceived to be a market participant, several potential trades were proposed to Diginex. Upon further investigation, many appeared to be illegitimate offerings, and the offerings that were legitimate had either multiple intermediaries fighting for commissions, limited or no KYC procedures in place to establish the legality of the trades, and no established methodology for proving the existence of Digital Assets or a general unwillingness to provide proof of assets. In December 2018, Diginex began developing the OTC platform designed to address these issues by managing all aspects of the deal cycle including discovery, communication, onboarding, liquidity provision, and deal reconciliation.

Facilitation Trading

The trading desk was managing a pool of capital that was raised from Diginex employees and existing shareholders in the form of a bond instrument. The bond raised $675,000 and carried a 15% annualized coupon, payable quarterly. The tenor of the bond was one year with a maturity date of September 6, 2020. The bond was callable at any time at the option of the issuer, and this was done with an effective date of June 1, 2020, as Diginex re-assessed its risk parameters.

The facilitation trading desk facilitates the trades captured by the OTC desk, and it is currently run by one trader based in Hong Kong and another in the UK. No market making will be permitted by any Diginex entity on the Exchanges to ensure complete delineation and removal of conflicts of interest. However, the facilitation trading desk may execute on the Exchange in order to hedge risks arising from its OTC business.

Liquidation Risk Management

The Trading Business will also operate a liquidation risk management service for the Exchange. This will involve the risk management of leveraged positions from Exchange customers who have triggered their margin limits. This service is not designed to generate any profit or loss for the Trading Business but to isolate and close out risk positions on Exchange.

OTC

Diginex has the capacity to trade as principal or match client orders internally or externally, via third party institutions. As well as offering such services, Diginex has launched the OTC platform, which Diginex believes will enable the efficient sourcing of Digital Assets from pre-screened participants.

The OTC desk operates from Hong Kong and Singapore where all execution in fiat and Digital Asset payments are actioned. In Singapore, the OTC desk will fall under the Singapore regulatory framework and was included in the full license application submitted on May 17, 2020 for the VCE. The desk works within a strict set of operational requirements, including KYC/AML/CFT checks, proof of funds, proof of wealth, and Digital Asset provenance and all in compliance with local jurisdictional law. All customers are onboarded to Diginex’s Hong Kong or Singapore-based trading entities. These operational requirements are provided in partnership with compliance platforms such as World-Check, Chainalysis and Elliptic, among others.

Diginex Access

Diginex Access is a Digital Asset trading tool that has been built on top of existing institutional platforms offering a multi-asset class integrated solution for sales, trading, risk management, operations and distribution across multiple trading venues.

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In December 2018, Diginex entered into a license agreement (the “License Agreement”) with FIS, a global leader in technology, solutions and services for merchants, banks and companies involved in capital markets, to integrate Diginex Access. Diginex Access is a trading and risk management platform for Digital Assets. Under the License Agreement, Diginex has integrated Diginex Access with Front Arena, FIS’s institutional trading and portfolio management platform. As of 2017, Front Arena had over 10,000 users and 100 clients. Its largest customer categories are commercial banks, private banks, investment banks/brokerages, and traditional hedge funds.

The License Agreement has an initial term of five years and automatically renews for an additional five-year term. Pursuant to the License Agreement, Diginex will pay FIS a percentage of the fees it receives from Diginex Access clients.

The Founding Team had extensive experience using Front Arena within investment banks. Diginex chose to partner with FIS to build a Digital Asset trading and risk management platform in order to benefit from potential access to Front Arena’s existing institutional client base and Front Arena’s straight through processing (idea generation to electronic order management across multiple exchanges, real time profit and loss and risk, and back office monitoring for operations and settlement). Diginex Access is expected to provide market connectivity to Digital Asset spot and futures exchanges, market depth, liquidity metrics, balances, portfolio management solutions, risk management tools and historical data analytics.

In July 2020, Diginex entered into a license agreement (the “Itiviti Agreement”) with Itiviti, a global leader in technology, solutions and services for merchants, banks and companies involved in capital markets (“Itiviti”), to strengthen the position and leverage the capabilities of Diginex Access. Diginex Access will be a trading and risk management platform for Digital Assets, built as an extension of the institutional trading and portfolio management platforms on Itiviti called T-Bricks. As of January 2020, Itiviti had over 1600 clients. Its largest customer categories are commercial banks, private banks, investment banks/brokerages, and traditional hedge funds.

The Itiviti Agreement has an initial term of ten years and each party has an option to terminate after 24 months. Pursuant to the Itiviti Agreement, Diginex will pay Itiviti a percentage of the fees it receives from Diginex Access clients. Pursuant to the Itiviti Agreement, Itiviti will grant Diginex free support, training and professional services work.

With Itiviti, Diginex chose a partner which truly aligns with Diginex’s interest and has direct access to a large number of hedge funds outside digital assets. Diginex Access is expected to provide market connectivity to Digital Asset spot and futures exchanges, market depth, liquidity metrics, balances, portfolio management solutions, risk management tools and historical data analytics. The solution can cater to clients on the buy-side or sell-side and customers who wish to trade systematically using their own quantitative execution methods or with clients who wish to utilize Diginex Access’s suite of algorithms and the functionality on its user interface.

Diginex believes that large institutional clients, especially existing Itiviti and Front Arena clients, when considering the total cost of ownership of enterprise systems, would prefer to add the capability to trade Digital Assets through Diginex Access. The Diginex Access product has already been released using Front Arena, and the option to use Itiviti’s T-Bricks will be launched in the fourth quarter of 2020.

Market Opportunity

The OTC business facilitates the trading of Digital Assets. Diginex believes that OTC trading represents another potential business opportunity for the Company where OTC volumes, according to the TABB Group, were likely two to three times larger than the exchange market in previous years, providing a complementary revenue stream to the Exchange.

Diginex believes Diginex Access has the potential to suit a multitude of clients trading Digital Assets. This would include incumbents in the asset class who are looking for a more robust, institutional front-to-back solution to trading and portfolio management as well as those who are new to Digital Assets but may already be customers of FIS or Itiviti. The system can be adapted for either buy-side or sell-side users with the flexibility to customize as needed.

Licenses

Operating an OTC virtual currency business is permitted under Hong Kong law without regulatory authorization and in Singapore under the exemption already received by the VCE. Diginex Markets Limited, the Hong Kong based entity through which the OTC business is currently co-operating, is registered with FinCEN (registration no: 31000138296010), whilst the business is subject to strict controls as to the types of trading and clients permitted.

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Diginex continues to evaluate the regulatory landscape for the OTC business. In particular, Diginex is focused on the regulatory treatment of Stablecoins and how the FATF Recommendations for Virtual Asset Service Providers is implemented on a jurisdiction-by-jurisdiction basis where, in this regard, it is likely that the OTC virtual currency business will be governed by the same, or similar, AML approvals as the Exchanges.

Competitive Strengths

Competition for the Trading Business is significant. For example, there are many OTC trading desks matching orders and trading as principal with significant balance sheets. Diginex has elected not to compete on balance sheet and instead through the launch of the OTC platform that verifies parties to a trade, deals as legitimate, and provides a means of sharing deals while preserving commissions.

Diginex believes the Trading Business has the following competitive strengths:

●	Trading expertise – Diginex’s trading personnel have established a track record for success and operational excellence. While past performance is not indicative of future success, Diginex’s experienced traders have experienced a variety of situations in financial markets that have yet to arise in the virtual currency trading space, preparing them for unanticipated marketplace events.

●	Compliance focus – the OTC platform requires all participants to go through the same rigorous onboard procedures, establishing a liquidity pool and deal sharing marketplace consisting of verified and legitimate offerings.

●	Platform network effects – the OTC platform incentivizes the market participants to add new legitimate counterparties to grow the network in order to drive both supply and demand for their own deals. This positive feedback loop has not been successfully deployed in the OTC Digital Asset space and Diginex expects that the successful implementation of the platform will drive additional adoption of the asset class.

●	Synergies with Diginex businesses – the Trading Business will bring and source additional customers from all Diginex’s business lines.

The Investment Products Business

Overview

The Investment Products Business seeks to design and distribute products whose performance is driven by various underlying assets, particularly Digital Assets, but may include other assets such as equities or currencies, for example, as a collective basket of assets, or in relative performance to such other assets. The types of products created will seek to appeal to investors whose needs may not be met by accessing products presently available via the Exchange Business. For example, some clients may wish to gain exposure to Digital Assets, such as bitcoin, in the format of a transferable security, such as a note, certificate or warrant. Such investors may also have a desire to access such products on specific venues of their preference, such as local stock exchanges, and via accounts of their preference, such as brokerage accounts. Furthermore, certain investors have specific risk and return objectives that might not be met in traditional linear or OTC products where investment return would usually be reflected one to one with price movements of the underlying assets. Some investors, might desire to have exposure to an underlying Digital Asset with reduced risk (e.g. via capital protected notes), or to increase risk (e.g. via leverage), or to potentially generate coupons or other forms of income in relation to agreed price movements of the underlying asset.

Origination and Distribution

Products will be designed by Diginex, either acting alone, or in discussion with clients, advisors, distributors or other financial industry participants. Diginex, therefore may design a product where it believes a client base for such products may exist, or may design a specific product to cater to the known needs of a specific client or certain type of clients who may have common requirements. Distribution is intended to be achieved in different ways for different target audiences. For example, listed investment products could be available broadly to a large range of investors, and coverage of such a broad audience could be achieved by a combination of advertising, conference attendance and entering into agreements with financial product distributors. Various types of structured products could be designed for the estimated needs of high net wealth investors and distribution of such products is likely to target private banks, in particular, as a sales channel. Other customized products could be distributed via direct sale, for example, a direct discussion to understand the needs of a specific pensions fund and then designing or co-designing a structured product to meet their bespoke requirements.

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Licenses

Regulations differ by jurisdiction, but generally the structuring of a financial product and activities that could be deemed to be giving advice in relation to a financial security are regulated activities. The marketing materials and other information describing a financial product, including its prospectus, is also an area with a considerable amount of regulation. Diginex, or a special purpose entity, will require appropriate licenses in order to issue or act as an arranger of certain types of financial instruments and will potentially require further licenses to appropriately handle the proceeds of such issuance in accordance with local laws.

Technology

The Investment Products business requires various elements of technology to design, manage and govern products it will create and or issue. Such technology includes applications to price and model structured products, systems to make markets and ensure satisfactory liquidity in its offerings (where there is an intention or requirement to do so) and various forms of software and websites to provide sufficient information to investors in order to facilitate the sales strategy and adhere to local regulations specifying information which must be made available to investors.

Market Opportunity

The marketplace for securitized products linked to Digital Assets is in a very nascent stage. However, this market is well established for traditional asset classes such as equities, currencies and commodities and these same investors may be attracted to similar products linked to Digital Assets in order to access novel sources of potential returns or to diversify their portfolios. Germany, for example, has a large certificates market with around EUR 70 billion in assets, according to Deutscher Derivative Verband. The overall structured products market, where products have tailored risk and return features that are not usually found in ordinary securities, is very large and was estimated by Bloomberg in October 2019 to have $7 trillion in assets, larger than ETFs, which is estimated to have $5.3 trillion, or the hedge fund market, which they estimate to be worth $2.9 trillion.

Competitive Advantage

Diginex has employees with considerable experience from investment banks who have experience creating the types of financial products intending to be created by the Investment Products Business. However, the leading investment banks are presently not materially active in structuring and issuing products connected to Digital Assets such as bitcoin, instead focusing on more historically established asset classes such as equities, currencies and commodities. Diginex believes that this lack of product being issued by investment banks has left demand unfulfilled by clients who are seeking access to this emerging digital asset class, such as mass market investors who actively trade certificates or warrants and high net wealth investors, who actively invest in structured products.

The Capital Markets Business

Overview

The Capital Markets Business is focused on the specific use of distributed ledgers, blockchains and other technologies, to improve the efficiency and reduce the cost of issuing and distributing securities that represent rights to cashflows or assets. Diginex expects the use of distributed ledger technology solutions to lead to more innovative funding solutions leveraging additional data management and integrity for the benefit of both issuers and investors. Diginex aims to be the leading, full service, global provider of capital raising services and technology to institutional issuers of debt, equity, and alternative instruments making use of distributed ledger technology. Diginex’s capital markets business currently operates out of the UK and Hong Kong (from a technology perspective) with plans to expand its corporate finance and distribution capabilities directly and through partnerships in response to the global opportunity set it has identified.

History

The Founding Team conducted research into ICOs in early 2018 and concluded that these offerings were often unregulated and subject to market abuse. Several dedicated advisory firms had come to the market offering a combination of digital marketing and private placement services to firms wishing to raise capital by way of an ICO. The Founding Team believed that, regulation aside, as most of these firms’ clients were early stage companies, syndicate-led angel or venture capital via a technology platform would be a more appropriate funding model than private placement advisory owing to the lack of information available on the issuers and the low return that accrues to project based fundraising for early stage companies.

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As regulation tightened around the use of ICOs, and as regulated digital security offerings emerged in the third quarter of 2018, the Founding Team revisited the opportunity and concluded that there was a noticeable gap in the market. Industry participants were focused on building technology platforms to facilitate early stage financing, now in the form of regulated digital security offerings, but few seemed to be focused on taking the underlying technology for digital security offerings and applying it to institutional issuers seeking to issue and distribute securities representing rights to cashflow, where high touch corporate finance advisory and private placement services would be required.

In the first quarter of 2019, Diginex launched the Capital Markets Business, bringing together a team of experienced investment professionals. The initial focus of the team was to demonstrate the viability of an institutional offering of digital securities, requiring a combination of three pillars of the Capital Markets Business (i) origination and distribution, (ii) technology and (iii) licenses.

Origination and Distribution

The Capital Markets Business provides investment banking and securitization advice and services to institutional clients on successfully utilizing distributed ledger technology to raise capital using digital securities. The Capital Markets Business has a pipeline of potential clients; however, the market for institutional offerings of digital securities is still in its early stages of development. While the adoption of digital securities by investors is relatively nascent, Diginex Capital offers investors paper securities with the right to transform them into digital securities at their wish in the future

Diginex Capital Limited, a wholly-owned subsidiary of Diginex and an Appointed Representative of Starmark Investment Management Limited (“Starmark”), which is authorized and regulated by the UK Financial Conduct Authority, in conjunction with technology and administrative support from Diginex Ltd (Hong Kong), is able to provide regulated advisory and issuance services to institutional clients. All offerings will adhere to regulatory and legal restrictions imposed by the UK Financial Conduct Authority, as well as any specific additional limitations applied by Starmark Investment Management. In jurisdictions where Diginex is not licensed to provide its required services, it will engage local regulated entities to help facilitate a successful offering. The Capital Markets Business is currently working on a digital security offering which Diginex believes could act as a catalyst for the use of distributed ledger technology in many alternative asset classes.

Technology

The Capital Markets Business is protocol agnostic. Diginex does not intend to compete with issuance platforms for dominance over digital security standards. While Diginex has its own technology capabilities, it will give its capital markets clients the flexibility to select a technology platform that best suits their requirements. Rather than provide a “do it yourself” platform for digital security issuance, which Diginex believes is most suitable to early stage issuers, Diginex intends to build a technology platform that utilizes distributed ledgers, blockchains and other technologies to facilitate issuance in specific asset classes.

Licenses

Before providing capital markets advisory services or distribution in any jurisdiction, Diginex will first understand what, if any, license is required, and seek to acquire these either directly or by way of partnership. In certain geographies, digital security offerings will fall under pre-existing securities laws while in others new regulation is in the process of being drafted or implemented. As of today, the Capital Markets Business operates in the UK as an Appointed Representative of Starmark Investment Management Limited which is authorized and regulated by the Financial Conduct Authority in the UK. As such, Diginex is permitted to advise on and arrange transactions in, investments in the UK and, subject to local requirements, within 11 countries in the European Union through EU passporting arrangements (Belgium, Denmark, France, Germany, Greece, Italy, Luxembourg, Netherlands, Norway, Portugal, and Spain).

Diginex has also commenced the application process for a Category 4 (Investment Advisor) license within the Dubai International Financial Centre that will permit the origination and distribution of digital securities within the United Arab Emirates. It is anticipated that the application decision will be received in the first quarter of 2021.

Diginex has also executed a non-binding Letter of Intent to acquire a Hong Kong Securities and Futures Commission registered broker-dealer holding a Type 1 (dealing in securities) license, pending confirmation with the Hong Kong Securities and Futures Commission for permission to distribute digital securities and removal of a restriction on holding client assets as the distributor. It is anticipated that the application decision will be received in the fourth quarter of 2020.

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Diginex is in various stages of identifying and negotiating distribution agreements with partners in other key markets where Diginex anticipates investor demand for digital securities. In particular, Diginex has identified and partnered with licensed entities in Japan and Singapore.

Market Opportunity

Diginex believes that the use of blockchain and distributed ledgers to securitize assets and their associated cashflows will become market standard in place of similar traditional securities, and that the eventual market opportunity could be significant. However, Diginex believes this will take several years, perhaps decades, to come to fruition. Diginex’s immediate opportunity is, on the one hand, to be one of the first companies to generate a track record advising institutional clients on complex, global digital security offerings. Diginex believes this will sustain a growing pipeline of sizeable transactions with which Diginex can build a success-fee driven business. Although Diginex is not aware of any reliable market data on digital security offerings, several examples, such as the World Bank raising $108 million over two issuances of their “bond-I” Ethereum-based bond, BBVA’s $40m Green blockchain Bond, Société Générale’s $112 million security token covered bond and Santander’s $20m end-to-end blockchain bond offering, point to early signs of a market emerging.

On the other hand, Diginex has an opportunity to take a significant market share in any one of several specific asset classes where a technology platform offering utilizing blockchain, distributed ledger and other technologies can utilize significant efficiency gains. Diginex believes the potential for such platforms to thrive will grow as blockchain becomes ubiquitous technology within corporate infrastructure.

Competitive Advantage

At present, the Capital Markets Business has competition on the advisory side mainly in the form of opportunistic single jurisdiction broker-dealers who, where required, have been able to get authorization to distribute digital securities. Diginex believes that most startups in the industry, given their roots in blockchain technology, have elected to build technology platforms and not focus on the provision of traditional corporate finance advisory services. These companies do however provide competition in the race to build asset class specific platforms. Diginex believes its efforts to build a pipeline of institutional clients and capital markets technology platforms will leverage the following advantages:

●	Experienced team – the Capital Markets Business is run by an experienced banker, capable of structuring complex capital raises for institutional clients.

●	Access to the Exchange Business and Trading Business – the DSE will provide a potential listing venue for digital securities issued by Diginex clients and a trading platform for securitized products on the DSE and via OTC.

●	Access to the custody solutions – Digivault has the technical capability to custody ERC20, ERC1400 and ERC1404 Digital Assets, and will be able to act as a custodian to digital security clients upon securing appropriate custodian and trust business licenses.

The Asset Management Business

Overview

The Asset Management Business aims to be a leading provider of regulated Digital Asset fund offerings for institutional and professional investors. The Asset Management Business is based in Hong Kong, where it is regulated by the SFC. Diginex opened its first fund, the BPMSF (defined below), a fund of hedge funds that invest in virtual currencies that targets non-directional, risk adjusted returns through investment in funds employing a range of alpha focused liquid investment strategies, for investment in the third quarter of 2019 and allocation began in the fourth quarter of 2019.

History

In the second half of 2017 and the first quarter of 2018, virtual currencies caught the attention of institutional and professional investors. Diginex believes this was precipitated by the price of bitcoin, which increased to $20,000 on December 2017, and the proliferation of ICOs, which raised $4.6bn across 273 offerings in the second half of 2017. A total of 126 hedge funds that invested in virtual currencies were launched in 2017, followed by an additional 107 in the first quarter of 2018, according to Morgan Stanley.

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Diginex spent the first quarter of 2018 studying the strategies and performance of these funds, leveraging the Founding Teams’ extensive experience dealing with hedge fund managers. Diginex concluded that the inefficiency of the virtual currency ecosystem had created an environment in which several liquid strategies were realizing attractive risk adjusted returns, but that identifying these strategies and the managers employing them would require a significant amount of work for a number of reasons: (1) the industry was truly global and would require an on the ground presence or access to networks in multiple geographies, (2) the majority of the funds Diginex studied did not have significant assets under management and/or lacked institutional infrastructure and risk management practices, and (3) many of the top performing funds were employing beta strategies and/or were involved with ICOs, which Diginex viewed as unregulated and subject to market abuse. Given these reasons, Diginex determined that a multi-manager fund offering would be the most appropriate and most attractive product offering for institutional and professional investors. In November 2018, after hiring a portfolio manager with over 11 years of experience in launching and managing multi-manager funds, Diginex submitted an application to the SFC for the licenses required to operate an investment portfolio of Collective Investment Schemes that invest in Digital Assets. These licenses were approved in June 2019. In addition, Diginex SA, a Swiss entity, became a member of the Association Romande des Intermédiaires Financiers (“ARIF”) in Switzerland on December 12, 2019. ARIF is self-regulatory organism (SRO) recognized by the Swiss Federal State.

Products

Bletchley Park Multi-Strategy Fund (“BPMSF”)

Preparation for the launch of the BPMSF began in 2018. Research and preliminary interviews led to the identification of 165 hedge funds (from an initial list of over 800) that met initial selection criteria. After further investigation and due diligence, this was reduced to less than 15, at which point the team commenced formal operational due diligence in preparation for launch of the fund. The aim of BPMSF is to provide institutional investors with exposure to non-directional, risk adjusted returns through investment in funds employing a range of alpha generating liquid investment strategies.

Diginex believes that non-directional liquid strategies can facilitate institutional adoption of the Digital Asset class because they do not rely on investors having directional conviction on the value of virtual currencies, but rather acknowledgment that the markets exhibit inefficiencies that talented fund managers can exploit. BPMSF considers allocations to the following investment strategies: (1) liquidity provision (market making, lending), (2) arbitrage (exchange, triangular, futures vs. spot), (3) trading (systematic, discretionary), and (4) fundamental (variable exposure bias).

BPMSF started accepting investments in the third quarter of 2019 and allocation began in the fourth quarter of 2019. BPMSF was opened by Bletchley Park Asset Management (Hong Kong) Limited, formerly known as Diginex Asset Management (Hong Kong) Limited (“Diginex Asset Management”), which operates principally out of Hong Kong. Diginex Asset Management holds types 4 (Advising on Securities) and 9 (Asset Management) licenses issued under the remit of the Hong Kong SFC. BPMSF currently has approximately $3.1 million assets under management and has had a slightly negative rate of return since inception.

Other Funds

Although the Asset Management Business is currently focused on the BPMSF, the business intends to create an institutional product suite focused on investments in Digital Assets. Diginex expects that as the digital security market matures and grows there will be opportunities for Diginex to launch several funds that mirror the range of traditional security fund offerings. Diginex believes a successful launch of BPMSF would establish the Asset Management Business as a leading provider of regulated Digital Asset fund offerings for institutional and professional investors, and in doing so enable Diginex to capture the digital security fund opportunity.

In line with this strategy, Diginex acquired a 75% interest in Bletchley Park Asset Management Jersey (“BPAMJ”) in October 2018. This investment is not held under the Asset Management Business and is therefore not regulated by the SFC. BPAMJ is licensed and regulated by the Jersey Financial Services Commission (“JFSC”) and seeks to invest globally to achieve capital appreciation through active management of a portfolio of Digital Assets via a combination of timed beta, arbitrage and relative value strategies. In February 2020, Diginex acquired the remaining 25% of interest in BPAMJ and subsequently liquidated its funds and is in the process of restructuring with a planned relaunch date yet to be confirmed.

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Market Opportunity

According to a 2019 report by PricewaterhouseCoopers, around 150 hedge funds investing in Virtual Currencies, excluding index funds and venture capital funds, held approx. $1 billion in assets under management. Based on the due diligence findings of Diginex’s asset management team, Diginex believes that the potential market could be significantly greater if funds were to adopt institutional infrastructure and risk management practices. A 2020 Fidelity Investments research study of almost 800 US and European institutional investors found that more than 60% of investors viewed Digital Assets as having a place in their investment portfolios.

Diginex believes BPMSF has correctly identified and solved for market needs that will enable greater institutional adoption. BPMSF’s fundraising strategy utilizes direct sales and, in the future, potentially distribution partners to target the absolute return portfolios of institutional and professional investors globally. As the market matures and the asset class continues to grow, Diginex plans to provide products that offer investors exposure to various strategies, while underwriting the risks associated with operating in the Digital Asset investment space.

Competitive Advantage

The Asset Management Business will compete for allocations from institutional and professional investors with several hedge funds that invest in virtual currencies. Diginex believes most hedge funds either do not have the infrastructure and risk management practices to attract institutional investment or lack the market-neutral strategy which Diginex views as best placed to capture new institutional allocation to the asset class. However, there are several fund of fund strategies that will directly compete with BPMSF. Diginex believes BPMSF, and the Asset Management Business, are well positioned to succeed owing to the following competitive strengths:

●	Experienced team – the Asset Management Business is led by experienced asset management business builders.

●	Regulated Offering – the Asset Management Business is regulated by the SFC, and in each jurisdiction in which it operates plans to, among other things, (i) apply directly for broker-dealer authorizations, (ii) partner with broker-dealers, and (iii) apply for permitted exemptions where applicable. In all cases, products will only be available only to qualified investors in each jurisdiction.

●	Geographic Presence – Diginex believes the virtual currency, and emerging digital security asset classes will require funds to have a global presence or network in order to stay abreast of market developments. Diginex has presence in major financial centers such as Hong Kong, London and Singapore.

●	Institutional Brand – Diginex believes BPSMF, as well as Diginex’s other products and solutions, will support the Asset Management Business in establishing its status as a leading provider of regulated Digital Asset fund offerings. A first step to achieving this is to provide a fund of funds product with institutional level investment due diligence, operational due diligence and ongoing due diligence which provides a governance standard for the industry.

C. Organizational Structure

The Company’s organizational structure is described in the Registration Statement under the heading “Post-Business Combination Structure,” which is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding Diginex’s property, plants and equipment is described above under the heading “Business Overview,” which is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

Not required.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of Diginex’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this Form 20-F. This discussion contains forward-looking statements reflecting Diginex’s current expectations, estimates and assumptions concerning events and financial trends that may affect its future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” appearing elsewhere in this Form 20-F.

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A. Operating Results

Result of Operations

	For the year ended March 31,
in USD millions	2020	2019
Continuing Operations
Revenue	0.5	1.0
General and administrative expenses	(42.9)	(18.9)
Operating loss	(42.4)	(17.9)
Other (losses) gains	(0.3)	30.6
Impairment losses on financial assets	(12.6)	(39.1)
Impairment of goodwill	0.0	(0.5)
Finance costs	(1.9)	(1.1)
Share of loss of an associate	0.0	(12.3)
Loss before tax	(57.2)	(40.3)
Income tax	0.0	0.0
Loss from continuing operations	(57.2)	(40.3)
(Loss) profit from discontinued operations	(0.9)	57.0
(Loss) profit for the year	(58.1)	16.7

(Loss) profit attributable to owners	(57.7)	16.8
Non-controlling interests	(0.4)	(0.1)
	(58.1)	16.7

Revenue

Revenue from continuing operations for the year ended March 31, 2020 decreased to $0.5 million from $1.0 million for the year ended March 31, 2019. The revenue was primarily driven by fee income from the Capital Markets Business, albeit from less mandates than the prior year, and management fees from the Asset Management Business in 2020. For the year ended March 31, 2019, the majority of revenue was generated from the Capital Markets Business.

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General and Administrative Expenses from Continuing Operations

	For the year ended March 31,
in USD millions	2020	2019

Employee benefits	26.1	8.5
Legal and professional fees	6.4	3.9
Depreciation of right of use assets	2.0	1.4
Depreciation of plant, property, plant and equipment	0.8	0.6
Expensed software development	3.3	0.0
Operating lease expenses	0.2	0.4
Other	4.1	4.1
	42.9	18.9

General and administrative expenses increased by $24 million to $42.9 million for the year ended March 31, 2020. This increase was due to the continued development of Diginex’s various business lines, including an increase in employee and consulting support coupled with an increase in the value of the employee share option plan, costs associated with the build of the Exchange, legal fees associated with the pending Business Combination, and others such as seeking legal/regulatory advice related to product launches.

Employee Benefits

Employee related expenses increased by $17.6 million to $26.1 million for the year ended March 31, 2020. The increase was driven by the increase of headcount from 92 at March 31, 2019 to 137 as at March 31, 2020. In addition, there were two modification events that resulted in an increase in the share option valuation booked to the profit and loss statement of $9.7 million during the year ended March 31, 2020. The modification events being the share option pool increased from 15% to 20% of outstanding Diginex Hong Kong shares and the exercise price was reduced from $0.10 to zero. The Company also implemented a salary deferral program during the year which resulted in an incremental charge of $1.5 million in relation to Diginex Hong Kong shares awarded to employees as part of the program.

Post year end Diginex sold the Solutions Business and actioned a cost saving initiative which saw a reduction in headcount. Diginex’s current headcount is approximately 120 employees.

Diginex engages with long term contractors to assist with its day-to-day operations, and incurred expenses of $2.0 million for the year ended March 31, 2020 and $1.9 million for the year ended March 31, 2019, an increase of $0.1 million from the previous year. The long-term contractors work alongside employees to deliver Diginex’s strategy. During the year ended March 31, 2019 these costs were classified under legal and professional fees.

Legal and Professional Fees

Diginex incurred legal and professional fees of $6.4 million which was an increase of $2.5 million from the $3.9 million expensed in the year ended March 31, 2019. Legal and professional fees include costs associated with the pending Business Combination as well as the engagement of consultants for strategic/business development activities on a short term basis.

Depreciation of Right of Use Assets

In the year ended March 31, 2020, leases under IFRS 16 are categorized as right of use assets and relate to the office leases in Hong Kong and Jersey. The depreciation expense for right of use assets increased by $0.6 million to $2.0 million in 2020 from $1.4 million in 2019. The increase is primarily driven by a full year of depreciation for the Hong Kong lease in 2020.

In the year ended March 31, 2019, offices in Tokyo, London and Berlin were also capitalized under IFRS 16 but in the year ended March 31, 2020 Diginex elected a simplified approach for short term leases and recognize the rental expense of the remaining lease period on a straight-line basis. This approach was also adopted for the office in Boston, Singapore and Ho Chi Minh.

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The offices in Tokyo and Berlin have been closed, the Boston office was part of the Solutions Business sale and the office in London has been temporarily closed for the duration of applicable COVID-19 restrictions.

Depreciation of Property, Plant and Equipment

Depreciation on property, plant and equipment increased by $0.2 million to $0.8 million for the year ended March 31, 2020 from $0.6 million for the year ended March 31, 2019. This was driven by a full year of depreciation on the capital expenditure on leasehold improvements related to the Hong Kong headquarters, which are depreciated over 36 months. The lease was entered into in November 2018.

Expensed Software Development

Expensed software development costs totaled $3.3 million for the year ended March 31, 2020. These costs are associated with the build of Exchange which have been expensed due to there being no related identifiable future economic benefit to support the capitalization. There were no such costs in the year ended March 31, 2019.

Other

Other expenses remained flat at $4.1 million. These costs include expenses associated with activities such as marketing, advertising, travel and entertainment and recruitment.

Other (Losses) Gains

Other (losses) gains moved year-on-year by $30.9 million with a loss of $0.3 million being reported in the year ended March 31, 2020 compared to a gain of $30.6 million for year ended March 31, 2019. The 2020 loss is mainly driven by fair value losses on investments and loss on a sale of the remaining Madison stock which was delivered as part consideration for the sale of Diginex High Performance Computing limited (“DHPC”). In July 2018, following the divestment of 51% of DHPC, the remaining 49% investment was revalued under the guidance of IFRS 10 to $43.8 million of which $42.6 million was booked to the profit and loss as a gain. In October 2018, Diginex sold a significant portion of the Madison stock received as part consideration for the divestment in DHPC which realized a loss on sale of a financial assets of $11.7 million. When taking into account the gain on revaluation and the loss on sale of Madison stock, a net gain of $30.9 million was booked to the profit and loss. The balance of the 2019 loss was driven by fair value losses on investments.

Impairment Losses on Financial Assets

Impairment losses of $12.6 million were recognized in the year ended March 31, 2020 compared to $39.1 million in the year ended March 31, 2019.

During the year ended March 31, 2019, Diginex advanced a loan of $15.0 million for the purchase of high-performance computing equipment for DHPC and $2 million for working capital purposes of which $2 million was repaid. The net loan receivable was repayable from the cash profits of DHPC. In accordance with IFRS 9, a detailed expected credit loss model based on various scenarios of the future success of DHPC was carried out and the results analyzed. The outcome of the modelling lead to an impairment of $4.8 million on the outstanding loan receivable at the year ended March 31, 2019 and a further $10.6 million in the year ended March 31, 2020 following an additional loan advance of $2 million, working capital advance of $0.2 million and a repayment of $0.8 million during the year ended March 31, 2020. As at March 31, 2020 there was an unimpaired balance outstanding of $1 million of which $0.7 million has been collected post year end.

During 2019 and 2020, Diginex invested in a collection of startups at various stages of maturity. As at March 31, 2020 and March 31, 2019, these investments were impaired by $1.3 million and $2.0 million, respectively.

Following the sale of 51% of DHPC during the year ended March 31, 2019, Diginex revalued its remaining investment in DHPC at fair value totaling $43.8 million. However, during the period from the divestment of DHPC to March 31, 2019, Diginex’s share of losses from the retained 49% investment amounted to $12.3 million. Furthermore, DHPC had net liabilities as at March 31, 2019. Together, these factors caused Diginex to impair the value of the investment to zero. This resulted in a profit and loss charge for impairment of $31.5 million, after deducting Diginex’s share of losses from the fair value.

Other impairments to loans, advances and trade receivables during the years ending March 31, 2020 and March 31, 2019 resulted in additional impairment charges of $0.7 million and $0.8 million, respectively.

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Impairment of Goodwill

Diginex recognized goodwill of $0.5 million on the acquisition of Altairian Capital Holdings Limited (“Altairian”) in December 2018. As at March 31, 2019, Diginex reviewed the cash generating ability of the business and based on economic factors, management determined that there was no measurable future cash generation from this business and the goodwill was impaired in full. At March 31, 2020, management reassessed the impairment and noted no changes.

Finance Costs

Diginex incurred finance costs for the year ended March 31, 2020 of $1.9 million and for the year ended March 31, 2019 of $1.1 million.

Diginex has a $20 million credit facility in place with Pelham Limited and had an outstanding balance of $10.6 million with outstanding interest of $0.1 million as at March 31, 2020. The facility charges interest at 12.5% per annum which resulted in a $1.3 million cost for the year ended March 31, 2020 and $0.3 million for the year ended March 31, 2019.

In the year ended March 31, 2019, Diginex took out two short-term loans from shareholders to manage near term liquidity needs. The finance costs related to these loans plus drawn down fees amounted to $0.2 million. Diginex also entered into a short-term bank loan in 2019 that cost $0.2 million in finance charges.

Interest arising from operating lease liabilities is also booked to the profit and loss statement in line with IFRS 16 reporting. The resulting finance charge from IFRS 16 amounted to $0.5 million in 2020 and $0.4 million in 2019.

Diginex also issued a loan note in September 2019, the loan note had a 12-month maturity and a 15% interest charge. A notional amount of $0.7 million was raised and was fully redeemed early on June 1, 2020. At March 31, 2020 $0.1 million finance cost had been charged to the profit and loss.

Share of Loss of an Associate

Diginex recognized a share of loss of an associate of $12.3 million in 2019. As previously discussed, this was Diginex’s share of the reported losses of DHPC following the sale of 51% of the business. During the year ended March 31, 2020, DHPC’s business became non-operational and as the investment has been fully impaired in the prior year, there have been no further losses booked in the year ended March 31, 2020 under the guidance of IAS 28.

Income Tax

Despite Diginex reporting a profit in the year ended March 31, 2019 following sale of DHPC there was no tax payable as there is no capital gains tax in Hong Kong. The operating losses (excluding the sale of DHPC) did not generate a taxable charge in the years ended March 31, 2020 and March 31, 2019.

Although Diginex had active operations in United Kingdom, Jersey, Japan, Switzerland, Dubai, USA, Singapore, Ho Chi Minh and Germany during the reporting periods, the majority of its operations have been in Hong Kong. Diginex’s entities in Hong Kong are subject to Hong Kong profits tax at 16.5%.

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(Loss) profit from Discontinued Operations

	For the Year Ended March 31,
in USD millions	2020	2019

Revenue	0.2	1.5
General and administrative expenses	(1.1)	(3.4)
Operating (loss)	(0.9)	(1.9)
Finance costs	0.0	(0.2)
(Loss) before tax	(0.9)	(2.1)

Gain on sale of subsidiary	0.0	59.1

(Loss) profit from discontinued operations	(0.9)	57.0

Diginex sold the Solutions Business in May 2020 to Rhino Ventures Limited, a company controlled by Miles Pelham. While the transaction was completed post the March 31, 2020 year end it was considered material and hence the results of the business line have been reported as discontinued in both the years ended March 31, 2020 and March 31, 2019. The business was sold for $6 million with the consideration value being offset against the Pelham Limited loan.

The Solutions Business produced revenues of $0.2 million and $0.4 million during the years ended March 31, 2020 and 2019, respectively. The Solutions Business incurred general and administrative expenses of $1.1 million and $0.7 million during the years ended March 31, 2020 and 2019, respectively. These costs relate, primarily, to employee salaries and benefits.

In the year ended March 31, 2019, discontinued operations relate to the Solutions Business as well as the results of DHPC up to the date of divestment, following which the subsidiary was deconsolidated.

DHPC produced revenue of $1.1 million in the year ended March 31, 2019 and incurred general and administrative expenses of $2.7 million. A material component of the expenses related to a cost of $1.1 million to ship mining equipment to Sweden. In addition, other incremental expenses include professional fees incurred for maintenance of data centers of $0.6 million.

Diginex divested 51% of DHPC for consideration of $60m. The net assets at the time of sale amounted to $2.5 million, of which 51%, or $1.3 million, was disposed of. Additionally, at the time of divestment a shareholder loan to DHPC of $0.4 million was waived. This resulted in a reported gain on sale of $59.1 million.

Inflation

Since incorporation, Diginex has not been materially impacted by changes in inflation with the inflation rate in Hong Kong ranging between 2-3%.

Impact of Foreign Currency Fluctuations on Results

Currently, Diginex’s main operating currencies are the US Dollar and Hong Kong Dollar. As the Hong Kong Dollar is pegged to the US Dollar, Diginex is not overly exposed to foreign currency fluctuations.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Diginex prepares its financial statements in conformity with IFRS, which requires it to make judgments, estimates and assumptions. Diginex continually evaluates these estimates and assumptions based on the most recently available information, its own historical experiences and various other assumptions that Diginex believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from Diginex’s expectations as a result of changes in its estimates. Some of Diginex’s accounting policies require a higher degree of judgment than others in their application and require it to make significant accounting estimates.

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The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with Diginex’s financial statements and the notes related thereto, and other disclosures included in this document. When reviewing Diginex’s financial statements, you should consider (i) Diginex’s selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidating Acquisitions

In November 2018, Diginex acquired a 75% interest in Bletchley Park Asset Management (Jersey) (“BPAMJ”). BPAMJ acts as the investment manager to Bletchley Park Asset Management Master Fund, Bletchley Park Asset Management Feeder 1 and Bletchley Park Asset Management US Feeder 1. The consolidation of the business into Diginex’s financial statements resulted in a small gain on bargain purchase during the year ended March 31, 2019.

On March 2, 2020, Diginex acquired the remaining 25% interest in BPAMJ for consideration of $0.1 million. As a result, the non-controlling interest was fully reversed.

In December 2018, Diginex acquired a 100% interest in Altairian Capital Holdings Limited, together with its two subsidiaries. The consolidation of this acquisition resulted in the recognition of goodwill amounting to $0.5 million. However, post completion of the acquisition, there was a change in business direction with management deciding, due to market conditions, not to pursue the original opportunities that the business presented. As a result, the value initially recognized was no longer apparent and the goodwill was fully impaired.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Diginex recognizes revenue from contracts with customers based on a five-step model as set out in IFRS 15:

Step 1. Identify contract(s) with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met.

Step 2. Identify performance obligations in the contract: A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.

Step 3. Determine the transaction price: The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Step 4. Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, Diginex allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for satisfying each performance obligation.

Step 5. Recognize revenue when (or as) Diginex satisfies a performance obligation.

Diginex recognized revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to customers.

Diginex satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a)	Diginex’s performance does not create an asset with an alternate use to Diginex and Diginex has as an enforceable right to payment for performance completed to date.
b)	Diginex’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and consumes the benefits provided by Diginex’s performance as Diginex performs.

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For performance obligations where one of the above conditions are not met, revenue is recognized at the point in time at which the performance obligation is satisfied.

When Diginex satisfies a performance obligation by delivering the promised goods or services it creates and issues an invoice based on the amount of consideration earned by the performance. Where the amount of consideration received from a customer exceeds the amount of revenue recognized this gives rise to a contract liability.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes and duty. Diginex assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent.

During the year ended March 31, 2020, the Capital Markets and Solutions Business (discontinued operations) income was recognized over the service period based on services provided as the customer simultaneously receives and consumes the services provided by the Company over the period.

For the Asset Management services, the Company receives management fees at agreed rates. Management fee income is recognized on a time-proportion basis at agreed percentages on the value of assets held under managements.

For OTC trades, Diginex acts as principal in a trade between counterparties looking to buy or sell digital assets. The Company earns revenue by charging a commission to execute such trades and recognizes revenue at a point in time when the trade is complete.

Revenue for the Custody Business is generated from holding clients’ assets and is recognized over the service period and recognized at a point in time in relation to withdrawal fees.

With regards to revenue generated from the discontinued operations of DHPC, DHPC received Digital Assets, namely Ether (“ETH”), as consideration for transaction verification services, also known as mining. The revenue was measured based on the fair value of the Digital Assets received and the fair value was determined using the spot price of the Digital Assets on the date of receipt.

Continuing vs. Discontinued Operations

Following the divestment of DHPC during the year ended March 31, 2019, the operating results of the business up until the date of divestment have been categorized as discontinuing operations. The gain on the divestment of $59.1 million has also been classified as discontinued.

The results relating to the remaining 49% investment in DHPC is classified as continuing operations. However, there was no net impact on the continuing profit and loss in the year ended March 31, 2019 as the gain on revaluation of the associate under IFRS 10 to fair value has been eliminated via Diginex’s share of DHPC’s operating losses under equity accounting and the impairment charge as previously discussed.

The consideration received for the divestment of DHPC consisted of $10 million cash and stock in Madison valued at $50 million. The cash received has been classified as received from discontinued operations in the statement of cash flows, but the loss recognized from the sale of Madison stock of $11.7 million, as previously noted, has been classified as continuing.

While Diginex sold the Solutions Business after the year ended March 31, 2020, the net operating loss associated with the Solutions Business was reclassed from continuing operations to discontinued operations for the years ended March 31, 2020 and 2019 on the basis of materiality. The statement of cash flows also reflects the sale of the business as discontinued. The Solutions Business had minimal assets and liabilities and hence have not been reclassified on the statement of financial position.

The determining of the above classifications has no impact on the overall profit and loss of Diginex.

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Valuation of Investments

Diginex’s investments in securities consist of equity securities and Digital Asset token investments. Investments in equity and Digital Asset token investments with readily determinable fair values are recorded at fair value, which is determined based on quoted market prices. The changes in fair values are recognized in the profit and loss statement. Diginex measures non-marketable investments without readily determinable fair values at cost, minus impairment. The value of such investments held at amortized cost is determined by modelling expected credit losses per IFRS 9.

During the year ended March 31, 2020, a Digital Asset token investment was listed on an exchange creating a quoted market price which lead to the reclassification of the investment from a financial asset at amortized cost to a financial asset at fair value through the profit and loss account.

Provision for Credit Losses

In order to determine if a financial asset should be impaired, Diginex carried out a review of expected credit losses for each investment. The methodology adopted is detailed in Note 2.4 to the financial statements contained in this Form 20-F.

An expected credit loss analysis was carried out on the loan advanced in relation to DHPC as detailed in the impairment section above.

Diginex also carried out expected credit losses via discounted cash flow calculations on non-marketable investments and held at amortized cost where possible. If information was not readily available management relied on historical data, short term projections and representations from management. The results of the calculations highlighted an impairment of $1.3 million at the year ended March 31, 2020 and $1.9 million for the year ended March 31, 2019.

Share Based Compensation Expenses

All share-based awards granted to employees, including share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line method, net of estimated forfeitures, over the requisite service period, which is the vesting period. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Diginex uses historical data to estimate pre-vesting options and record share-based compensation expenses only for those awards that are expected to vest.

Diginex has one share option plan and has granted multiple tranches of share options with tiered vesting commencement dates to employees and consultants. Options granted are subject to a service condition of 36 months. The service condition stipulates that all options vest after this period and are issued to the respective employee. However, on the event of a corporate transaction that results in a change of control or a listing, the share options vesting period will be reset to 15 months after the triggering event and will then be released to employees in equal installments over the six months upon the exercise date.

During the year ended March 31, 2020, the Company made two modifications to the structure of the share option scheme:

●	Reduced the strike price from $0.10 to zero as at December 18, 2019; and
●	Increased the pool to 20% from 15% of Diginex Limited share capital as at February 13, 2020.

The fair value of the share options as at March 31, 2020 was $46.2 million and the Company recognized a share option expense of $9.7 million. As at March 31, 2019, the fair value of the share options was $5.2 million of which the group recognized a share option expense of $0.6 million.

The fair value at grant date for options issued prior to the first modification is independently determined using a binomial model, taking into account the exercise price, the term of the option, the impact of dilution (where material), the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk free interest rate for the term of option and the correlations and volatilities of the peer group companies.

The model inputs for options granted prior to the first modification included:

●	Options are granted for no consideration
●	Exercise price: $0.10 per share
●	Grant date: on the employment date
●	Expiry date: September 2020 to July 2022
●	Share price at grant dates: $9.99 to $136.41
●	Expected price volatility of the Company’s share: average 45.05%
●	Expected dividend yield: 0%
●	Risk-free interest rate: average 2.55%

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On December 18, 2019, the Company reduced the exercise price from $0.10 to $0. At this point in time the Company has been issuing equity at a consistent price of $153.90 and due to the removal of a strike price all options were revalued at December 18, 2020 to maturity at $153.90 with no other variables applied.

On February 13, 2020, the Company increased the percentage of share options relevant to the total share capital of Diginex Limited from 15% to 20%. The fair value of the additional options on the modification date was determined using the same models and principles as described above.

As at March 31, 2020 and March 31, 2019, no share options had vested. The company considered but did not factor any forfeited options into the valuation as at March 31, 2020 or March 31, 2019 on the expectation that those who have been granted options are likely to stay with the Company.

Deferred Tax

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which these losses become deductible. Diginex has incurred net losses from continuing operations since inception and while management expects Diginex to return profits in the future there is still an element of uncertainty and as such no deferred tax asset has been recognized for tax losses accumulated to date.

Discount Rate Applied to Capitalized Losses

As of March 31, 2019, leases in Hong Kong, Japan, Jersey, United Kingdom and Germany were accounted for under IFRS 16. As such, Diginex measures the lease liability at the present value of the unpaid lease payments from the commencement date of the lease. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, on initial recognition of the lease Diginex uses the company or subsidiary’s incremental borrowing rate which is the rate of interest that Diginex would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment. The below rates were applied:

Hong Kong	12.5% current borrowing rate for Diginex Hong Kong
Japan	0.072% 3-month Libor
United Kingdom	0.842% 3-month Libor
Jersey	2.74% average rate for 10-year fixed mortgage
Germany	0.337% 3-month Libor

During the year ended March 31, 2020, Diginex elected a simplified approach for short-term leases in Japan, United Kingdom and Germany and recognized a rental expense over the remaining lease period on a straight-line basis. This treatment was also adopted for leases taken out during the year in the United States, Singapore, and Ho Chi Minh City.

Intangible Assets

During the year ended March 31, 2020, Diginex capitalized intangible costs in relation to software development and the acquisition of software for the Exchange, EQUOS.

Intangible assets are capitalized in line with IAS 38 on the basis the asset is controlled by Diginex, the future economic benefits of the software are probable, and the costs of such intangible can be reliably measured.

Useful Lives of Assets

Diginex determined the estimated useful lives of its tangible and intangible assets for calculating depreciation. This estimate is determined after considering the expected usage of the asset or physical wear and tear and the impact of expected residual value. Diginex reviews the useful lives annually and the future depreciation charge would be adjusted where Diginex believes that the useful lives differ from previous estimates. Useful lives currently used are:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	term of lease
Right of use assets	term of lease
Capitalized software development	5 years
Software	5 years

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Recently Released Accounting Standards

See Note 2 to the financial statements included elsewhere in this Form 20-F.

B. Liquidity and Capital Resources

Diginex’s ability to fund its operations is based on its ability to generate cash, its ability to attract investors and its ability to borrow funds on reasonable economic terms. Diginex’s business has been funded primarily from the issuance of equity to investors, the proceeds from the 51% divestment of DHPC and the existing $20 million credit facility offered by Pelham Limited (the “Credit Facility”). Following March 31, 2020, Diginex raised $25 million via a convertible bond which was initially issued on May 29, 2020 (the “Convertible Bonds”). The Convertible Bonds mature after 24 months, bears a 10% coupon, and is mandatorily convertible into equity upon the Company becoming a public listed company.

Going forward, Diginex’s ability to continue as a going concern is dependent on continuing to attract investors to the business and management’s ability to control or reduce cash outflows as necessary as witnessed via the sale of the Solutions Business and the rationalization of headcount and other costs to date. Taking into account the ability for the Company to raise finances, management’s ability control costs, and the availability of the Credit Facility together with the Convertible Bond raise management has alleviated the doubt about the Company’s ability to continue as a going concern.

As of March 31, 2020, and 2019, Diginex has cash and cash equivalents of $1.0 million and $0.7 million, respectively, as detailed below:

	As of March 31,			As of March 31,
In USD millions	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
	2020	2020	2020	2019	2019	2019
Net cash provided by (used in) operating activities	(21.5)	(0.8)	(22.3)	(17.0)	(2.4)	(19.4)
Net cash used in investing activities	(5.4)	-	(5.4)	27.7	(15.6)	12.1
Net cash provided by (used in) financing activities	28.0	-	28.0	(26.0)	27.9	1.9
Net increase (decrease) in cash and cash equivalents	1.1	(0.8)	0.3	(15.3)	9.9	(5.4)
Cash and cash equivalents, beginning of year	(6.0)	6.7	0.7	9.3	(3.2)	6.1
Effect of foreign exchange rate changes	0.0	-	0.0	0.0	-	0.0
Cash and cash equivalents, end of year	(4.9)	5.9	1.0	(6.0)	6.7	0.7

Cash Flows from operating activities

Total cash outflows from operating activities was $22.3 million in the year end March 31, 2020, compared to an outflow of $19.4 million for the year ended March 31, 2019. Cash flow relates to both continued and discontinued operations:

Continued Operations

Cash outflows from operating activities was $21.5 million in the year ended March 31, 2020 compared to an outflow of $17.0 million in the year ended March 31, 2019, The cash outflow increase relates, in part, to an increase in employees from 92 to 137. Diginex also incurred additional expenditure in legal and compliance matters in the course of growing the business and structuring the pending Business Combination.

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Discontinued operations

The cash outflow from discontinued operations of $0.8 million for the year ended March 31, 2020 and $2.4 million for the year end March 31, 2019 relates to costs associated with the operations of the Solutions Business in both years and costs incurred to operate the DHPC business for the year ended March 31 2019.

Cash flows from investing activities

Total cash outflows from investing activities was $5.4 million in the year ended March 31, 2020, compared to inflows of $12.1 million for the year ended March 31, 2019. Cash flow relates to both continued and discontinued operations:

Continued operations

Cash outflow from investing activities relating to continuing operations was $5.4 million in the year ended March 31, 2020 compared to inflows of $27.7 million in the year ended March 31, 2019.

During the year ended March 31, 2020, Diginex invested $5.3 million in capitalized software development and acquired software for its Digital Asset exchange. The Company also issued equity to the value of $5.4 million to acquire software which had no cash flow impact.

During the year ended March 31, 2019, Diginex received Madison stock valued at $50 million as part of the DHPC transaction. Diginex sold a significant portion of the stock for cash consideration of $34 million. In the year ended March 31, 2020, the balance of Madison stock was sold for $0.2 million.

In late 2018, Diginex moved into a new office in Hong Kong and the related leasehold improvements during the year ended March 31, 2019 amounted to $2.1 million with a further $0.3million spent on fixed assets.

Diginex also acquired two business in the year ended March 31, 2019 which resulted in a net cash outflow of $0.1 million. During the year ended March 31, 2020, Diginex acquired the remaining 25% of BPAMJ and incurred a cash outflow of $25,000.

Diginex also invested in a number of startup companies and during 2019 the cash outflow for these investments amounted to $3.8 million. During the year ended March 31, 2020, Diginex increased its stake in an existing investment by $0.3 million.

Discontinued operations

Total cash outflows from discontinued operations for the year ended March 31, 2019 of $15.6 million. There was no such outflow in 2020.

In the year ended March 31, 2019, DHPC invested $25.5 million in high performing computing equipment. As previously reported Diginex received $10 million cash as part consideration for the DHPC divestment.

Cash flows from financing activities

Total cash inflows from financing activities was $28.0 million in the year ended March 31, 2020, compared to an inflow of $1.9 million for the year ended March 31, 2019. Cash flow relates to both continued and discontinued operations:

Continued operations

Diginex had inflows from financing activities in the year ended March 31, 2020 of $28.0 million compared to an outflow of $26.0 million in the year ended March 31, 2019.

During the year ended March 31, 2020, Diginex raised $30.9 million from the issuance of equity. This compared to $2.4 million raised from equity issuance in the year ended March 31, 2019.

Diginex also advanced additional funds to DHPC during the year ended March 31, 2020 of $2 million of which $0.8 million has been repaid, which compares to a net advance of $13.0 million in the prior year.

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During the year ended March 31, 2020, Diginex issued a 12-month loan note paying interest at 15%. The loan note raised $0.7 million and has been repaid post year end.

On February 20, 2019, Diginex signed a term sheet to set up a partnership in the United States which was subject to shareholder approval. Diginex advanced $0.5 million to the United States operation shortly after signing the term sheet during the period ending March 31, 2019. Additionally, a further $0.5 million was advanced in the year ended March 31, 2020. However, Diginex’s shareholders failed to agree to the term sheet and a definitive shareholder agreement was not signed. This loan has been fully impaired. In addition, during the year ended March 31, 2019 Diginex advanced $0.2 million to Rise Tech Ventures which was fully impaired in the same year.

In October 2018, Diginex agreed to buy back Diginex equity held by an employee. The employee held 55,727 shares of common stock. The consideration paid was a combination $3.1 million in cash and Madison common stock. The combined costs of the share buyback were $6.6 million, and the buyback was paid out of the accumulated profits of the Company.

Additional information relating to the movement in the shareholder loan is described under “Indebtedness.”

In October 2018, Diginex paid an interim dividend of $20 million to shareholders.

Discontinued operations

Cash inflow of $27.9 million in the year ended March 31, 2019 related to cash received by DHPC via the issuance of debt prior to the sale and deconsolidation of 51% of the business. There was no such inflow in the year ended March 31, 2020.

Indebtedness

As of March 31, 2020, Diginex had drawn $10.6 million of the $20 million Credit Facility. The Credit Facility charges interest at 12.5%. During the year ended March 31, 2020, Diginex was charged $1.3 million of interest expense of which $0.1 million was outstanding at year end. As at March 31, 2019, Diginex had drawn down $10.1 million of the Credit Facility and incurred interest expense of $0.3 million which was outstanding at year end.

During the year ended March 31, 2019, Diginex also entered into loans from shareholders other than Pelham Limited. These loans were repaid in full, and Diginex incurred a combined interest expense of $0.2 million. There were no such loans during the year ended March 31, 2020.

Diginex Capital Limited, a subsidiary registered in the United Kingdom and operating as an authorized representative of Starmark, issued a loan note with a value date of September 6, 2019. Starmark is regulated by the Financial Conduct Authority (FCA), the financial services regulatory body in the United Kingdom. The loan note was available to employees of Diginex and shareholders only due to regulatory constraints. The loan note was structured in $5,000 units and pays interest of 15% per annum and interest payments were made on a quarterly basis. As of March 31, 2020, Diginex Capital raised $0.7 million and accrued $0.1 million of interest payable. The proceeds of the loan note were advanced via an intercompany loan to Diginex Markets, a Hong Kong subsidiary. Diginex Markets used the loan advanced as capital to trade Digital Assets on a proprietary basis. The loan notes were fully redeemed on June 1, 2020.

Other payables increased to $9.7 million at March 31, 2020 from $1.8 million at March 31, 2019 which reflects liabilities incurred during the development of Diginex’s various business lines.

Details of short and long term lease commitments are detailed in the above section.

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The table below illustrates the indebtedness as at March 31, 2020 and 2019:

	As of March 31,
in USD millions	2020	2019

Shareholder loans	10.7	10.4
Amounts due to directors	0.4	0.4
Short term lease obligation	2.1	1.9
Notes payable	0.7	-
Client liabilities	0.5	-
Other payables	9.7	1.8
Long term lease obligation	1.0	3.1
Total debt	25.1	17.6

C. Research and Developments, Patents and Licenses, Etc.

Diginex has filed more than fifteen trademark applications for EQUOS, and Digivault in various jurisdictions. As of September 2020: (i) the EQUOS mark has been accepted and published in the UK; and (ii) the Digivault mark has been registered in the US, the EU, Hong Kong and China, and approved in Japan.

Diginex was granted two computer software certificates of copyright from the United States Copyright Office in April 2019.

Diginex is working with intellectual property counsel to determine how best to protect the works and inventions of its software engineers in creating the applications that will enable Diginex to run its business lines.

As part of the Solutions Business sale Diginex also sold all of the “Diginex” word and logo trademark rights.

D. Trend Information

For a discussion on the trends that affect Diginex’s business, financial conditions, and results of operations, see the headings “Business Overview,” “—Operating Results” and “—Liquidity and Capital Resources” of this Form 20-F, which are incorporated herein by reference.

E. Off-Balance Sheet Arrangements

During the year ended March 31, 2020, Diginex purchased software for consideration of $10.0 million of which $5.5 million has been capitalized with a balance of $4.5 million remaining. $3 million will be paid and capitalized on the completion of pre agreed future milestone and the delivery of new products that will be built on the acquired software The remaining $1.5 million will be payable based on achieving future volumes targets executed on EQUOS, the Diginex exchange. The volume metrics need to be achieved by February 2021 and February 2022.

F. Contractual Obligations

The table below illustrates a summary of Diginex’s contractual obligations and commitments as at March 31, 2020:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Short-term Debt Obligations	11.4	11.4	0.0	0.0	0.0
Operating Lease Obligations	3.1	2.1	0.7	0.2	0.1
Total	14.5	13.5	0.7	0.2	0.1

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Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Diginex’s directors and executive officers are described above under the heading “Directors and Senior Management,” which is incorporated herein by reference.

B. Compensation

The compensation of Diginex’s executive officers and directors is described in the Registration Statement under the headings “Singapore NewCo’s Directors and Executive Officers After the Business Combination –Compensation of Executive Officers and Directors” and “Singapore NewCo’s Directors and Executive Officers After the Business Combination –Diginex Limited 2020 Omnibus Incentive Plan,” which is incorporated herein by reference.

C. Board Practices

Diginex’s board practices immediately following the consummation of the Business Combination are described in the Registration Statement under the heading “Singapore NewCo’s Directors and Executive Officers After the Business Combination,” which is incorporated herein by reference.

D. Employees

As of the date hereof, the Company has approximately 120 employees operating out of offices in Hong Kong, Singapore, Ho Chi Minh and Dubai. The London office lease has been terminated, but Diginex expects to secure new office space in London following the end of COVID-19 restrictions.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report. Information on arrangements involving the employees in the capital of the Company are described in the Registration Statement under the heading “Singapore NewCo’s Directors and Executive Officers After the Business Combination – Share Ownership,” which is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 31,688,392 of our ordinary shares outstanding as of October 6, 2020, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;
●	each of our officers and directors; and
●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of ordinary shares	%
Executive Officers and Directors
Chi-Won Yoon	1,746,346	5.51%
Richard Byworth (2)	499,802	1.58%
Caerula Holdings Limited (2)	427,612	1.35%
Paul Ewing	42,982	*
Richard Petty (3)	95,350	*
Ever Wise Ventures Limited (3)	95,350	*
Paul Smith	52,816	*
Lisa Theng	26,401	*
Andrew Watkins	—	—

All Directors and Executive Officers as a Group (Seven Individuals)	2,463,697	7.77

Five Percent Holders:
DHC Investments Limited (4)	2,297,623	7.25

* Less than one percent.

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(1)	Unless otherwise noted, the business address of each of the individuals is c/o Diginex Limited, 1 Robinson Road, #18-00, AIA Tower, Singapore (048542).

(2)

Caerula Holdings Limited, a Seychelles limited liability company, is wholly-owned and managed by Richard Byworth, who has voting and dispositive control over the Diginex ordinary shares held by Caerula Holdings Limited. The business address of Caerula Holdings Limited is P.O. Box 1239, Offshore Incorporations Centre, Victoria, Mahe, Republic of Seychelles.

(3)

Ever Wise Ventures Limited, a Seychelles limited liability company, is wholly-owned and managed by Richard Petty, who has voting and dispositive control over the Diginex ordinary shares held by Ever Wise Ventures Limited. The business address of Ever Wise Ventures Limited is Vistra Corporate Services Center Suite 23, 1st floor Eden Plaza, Eden Island Mage Republic of Seychelles.

(4)

DHC Investments Limited, a Hong Kong limited liability company, is 50% owned by Paul Yang and 50% owned by Connie Wei, who have shared voting and dispositive power with respect to the Diginex ordinary shares. Each of Paul Yang and Connie Wei disclaim beneficial ownership of such Diginex ordinary shares except to the extent of their respective pecuniary interests therein. The business address of DHC Investments Limited is Suite 2006, 20th Floor, 340 Queen’s Road Central, Hong Kong.

The shareholding of Pelham Limited has decreased to less than 2% as Pelham Limited reduced its position to parties it felt would be accretive to Diginex’s overall business and to meet its liquidity needs.

B. Related Party Transactions

Related party transactions are described in the Registration Statement under the heading “Certain Transactions – Certain Transactions of Diginex,” which is incorporated herein by reference.

Pelham Limited Credit Facility

As of September 9, 2020, there is no outstanding balance on the Credit Facility offered by Pelham Limited. The facility has been repaid by a combination of (i) sale of the Solutions Business with consideration being a reduction in debt; (ii) cash repayments; (iii) investment into the convertible bond, and (iv) investment into equity in Diginex Hong Kong.

Convertible Bonds

The Predecessor Entity raised $25 million in Convertible Bonds, which were initially issued on May 29, 2020. The Convertible Bonds mature after 24 months, bear a 10% coupon and converted into ordinary shares into equity upon the Company becoming publicly listed. The participants in the offering of Convertible Bonds included certain holders of more than 5% of the Company’s capital stock and certain directors or their respective affiliates. The following table sets forth the Convertible Bonds issued to these related parties:

Stockholder	Principal Amount of Bonds
Chi-Won Yoon	$1,000,000
Richard Byworth	$200,000
David Roy Byworth (1)	$50,000
Paul Ewing	$50,000
Ever Wise Ventures Limited	$500,000
Lisa Siew Lian Theng	$150,000
Paul Smith	$30,000

(1) David Roy Byworth is the father of Richard Byworth.

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C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

Consolidated financial statements have been filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Registration Statement under the heading “Business of Diginex—Legal Proceedings,” which is incorporated herein by reference.

In September 2019, a claim (the “Madison Claim”) was filed with the Shenzhen Qianhai Cooperation Zone People’s Court against Diginex Global Limited (“Diginex Global”), a wholly-owned subsidiary of Diginex Hong Kong, by Madison Holdings Group Limited (“Madison Group”). The Madison Claim, was settled in September 2020.

Dividend Policy

Diginex’s policy on dividend distributions is described in the Registration Statement under the heading “Description of Singapore NewCo’s Securities – Dividends,” which is incorporated herein by reference.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Not applicable.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

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F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

As of the date of this report, we had (i) 31,688,392 ordinary shares issued and outstanding, (ii) no preference shares issued and outstanding, (iii) 6,212,050 warrants outstanding and (iv) 5,600,000 options to acquire an aggregate of 5,600,000 Diginex ordinary shares.

Diginex’s share capital is further described in the Registration Statement under the headings:

●	“Description of Singapore NewCo’s Securities—Amended and Restated Constitution;”
●	“Description of Singapore NewCo’s Securities— Singapore NewCo Options;” and
●	“Description of Singapore NewCo’s Securities—Singapore NewCo Warrants.”

These descriptions are incorporated herein by reference.

B. Constitution

The following represents a summary of certain key provisions of Diginex’s amended and restated constitution (the “Constitution”). The summary does not purport to be a summary of all of the provisions of the Constitution. For more complete information, you should read the Constitution which is listed as an exhibit to this report and the “Description of Singapore NewCo’s Securities – Amended and Restated Constitution,” which is incorporated herein by reference.

Business

Our Constitution states that the Company shall have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction not prohibited by the laws of Singapore.

Directors

Our Constitution does not restrict a director’s power to vote in respect of any contract or transaction in which he or she is interested (provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon), vote on remuneration to themselves or any other members of their body, or to borrow from the Company. There is no mandatory retirement age for our directors and our directors are not required to own securities of the Company in order to serve as directors.

Ordinary shares

Holders of ordinary shares are entitled to receive dividends when and if declared by ordinary resolution by the Company out of the profits of the Company. Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded or on the declaration of the result of the show of hands or ballot (as applicable). If voting is by a show of hands, every holder of ordinary shares who is entitled to vote and who is present in person or by proxy at the meeting has one vote. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by him or which he represents.

Upon our winding up, liquidation and dissolution and after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the liquidator may, with the authority of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one (1) kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one (1) or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members.

The rights, powers and privileges of holders of our ordinary shares are subject to those of holders of any shares of our preferred shares or any other series or class of shares we may authorize and issue in the future.

There are no provisions in the Constitution that discriminate against any existing or prospective holder of our ordinary shares as a result of such shareholder owning a substantial number of shares.

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Preferred Shares

Our Constitution provides that preferred shares may be issued from time to time in one or more series. Our Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board of Directors will be able to issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The issuance of preferred shares could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

Action Required to Change the Rights of Holder of Stock

The Company currently has an issued share capital comprising ordinary shares. The Constitution of the Company provides that if the Company’s share capital splits into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act (Cap. 50) of Singapore (the “Singapore Companies Act”), whether or not the Company is being wound up, be varied or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class. For the purposes of such general meeting, the necessary quorum shall be two people (unless all the shares of the class are held by one person whereupon no quorum is applicable) at least holding or representing by proxy or by attorney not less than one-third of the total voting rights of all members having the right to vote at the general meeting and any holder of shares of the class present in person or by proxy or by attorney may demand a poll, provided that where the necessary majority for such a special resolution is not obtained at the general meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of the general meeting shall be as valid and effectual as a special resolution carried at the general meeting. The Singapore Companies Act further mentions in pursuance of the foregoing provision, where the rights attached to any such class of shares are at any time varied or abrogated, the holders of not less in the aggregate than 5% of the total number of issued shares of that class may apply to the court to have the variation or abrogation cancelled, and, if any such application is made, the variation or abrogation shall not have effect until confirmed by the court.

Appointment and Removal of Directors

Appointment

The Company may by ordinary resolution appoint any person to be a director. The directors shall have power at any time and from time to time to appoint any person to be a director either to fill a casual vacancy or as an additional director but so that the total number of directors shall not at any time exceed the maximum number, if any, fixed by or in accordance with the Constitution.

Preemptive or Other Rights

There will be no sinking fund or redemption provisions applicable to our ordinary shares.

Removal of Directors

Our board consists of seven directors. The Company may by ordinary resolution remove any director before the expiration of his or her period of office, notwithstanding anything in this Constitution or in any agreement between the Company and such Director.

General Meetings

At least 14 days’ notice in writing (exclusive both of the day on which the notice is served or deemed to be served and of the day for which the notice is given) of every general meeting shall be given, which notice shall specify the place and the date and time of the general meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and to vote instead of him and that a proxy need not be a member. Where there are two or more members, no business shall be transacted at any general meeting unless two members are present in person or by proxy or by attorney to form a quorum, representing in aggregate not less than one-third of the total voting rights of all members having the right to vote at the general meeting. In the event of a corporation being beneficially entitled to the whole of the issued capital of the Company or there being only one member, one person representing such corporation or the sole member shall be a quorum and shall be deemed to constitute a general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting if convened on the requisition of the members shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the directors may determine, and if at such adjourned general meeting a quorum is not present within 15 minutes from the time appointed for holding the general meeting, the general meeting shall be dissolved. No notice of any such adjournment as aforesaid shall be required to be given to the members.

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Annual General Meetings

Subject to the provisions of the Singapore Companies Act, the Company shall hold a general meeting as its annual general meeting, in addition to any other meetings, within the timeline(s) prescribed by the provisions of the Singapore Companies Act. In addition, for so long as the shares of the Company are listed on Nasdaq, the interval between the close of the Company’s financial year and the date of the Company’s annual general meeting shall not exceed such period as may be prescribed or permitted by Nasdaq. Notice of an annual general meeting shall be made in the same manner as a regular general meeting.

Extraordinary General Meetings

All general meetings other than annual general meetings are extraordinary general meetings. The directors may, whenever they think fit, convene an extraordinary general meeting. Extraordinary general meetings may be requested by any director, whenever he thinks fit, or any requisitionist as provided in the Act. If at any time there are not within Singapore sufficient directors capable of acting to form a quorum at a meeting of directors, any director may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the directors.

Our Constitution does not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company.

Our Constitution does not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Constitution does not contain any provisions limiting the rights to own its securities.

Our Constitution is not significantly different from the requirements of the Singapore Companies Act and the conditions imposed by our Constitution governing changes in capital are not more stringent than what is required by the Singapore Companies Act.

C. Material Contracts

Software Components Purchase Agreement

On March 16, 2020, Diginex Solutions Pte. Ltd., a subsidiary of Diginex Hong Kong, entered into an agreement for the purchase of certain software components (“Software”). The Software has been integrated with modules developed by Diginex and used as part of the Exchanges. As consideration, Diginex will pay up to $10,000,000 depending on certain milestones being met, in a mixture of cash and Diginex Hong Kong ordinary shares (if prior to the closing of the Business Combination) or Diginex ordinary shares (if after the closing of the Business Combination). At the time of filing this document, $6,500,000 of the consideration had be paid based on the pre agreed integration deliverables.

Registration Rights Agreement

On September 30, 2020, Diginex entered into a registration rights agreement (the “Registration Rights Agreement”) governing the registration for resale under the Securities Act of (i) the Diginex ordinary shares issued to Sellers who are not affiliates of Diginex Hong Kong or Diginex, (ii) all other securities of Diginex (including derivatives thereof, such as options and warrants) held by Diginex’s officers, directors, nominees, and direct and indirect parents, control persons, affiliates and associates immediately after the Business Combination, and (iii) 1,841,262 Diginex ordinary shares issuable to certain service providers in connection with the closing of the Business Combination (collectively, the “Registrable Securities”). The Registration Rights Agreement provides that the holders of a majority of the Registrable Securities can, at any time after the consummation of the Business Combination, make up to two demands that Diginex register the Registrable Securities. In addition, the holders of the Registrable Securities have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. Diginex will bear the expenses incurred in connection with the filing of any such registration statement.

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Lock-Up Agreements

On September 30, 2020, certain Sellers entered into a lock-up agreement with Diginex with respect to the 25,000,000 Diginex ordinary shares issuable to the Sellers in the transaction contemplated by the Share Exchange Agreement. The length of the lock-up period is as follows: (i) six months from the closing date for Sellers who will hold less than 2.5% of the issued Diginex ordinary shares (excluding treasury shares) after the consummation of the Business Combination, and (ii) 12 months from the closing date for Sellers who will hold greater than 2.5% of the issued Diginex ordinary shares (excluding treasury shares) after the consummation of the Business Combination. Of the 25,000,000 Diginex ordinary shares issuable to the sellers, 5,000,000 were not subject to a lock-up agreement.

Option Agreements

On September 30, 2020, the Company issued 5,600,000 options to employees and contractors at nil consideration. Each option shall automatically be converted into one ordinary share of the Company credited as fully paid up, in the following manner. Once converted, the ordinary shares will be released to the option holder as follows: (i) one-third on the date that is 15 months from the grant date; (ii) one-third on the date that is 18 months from the grant date; and (iii) the balance on the date that is 21 months from the grant date.

Indemnification Agreements

Pursuant to the Share Exchange Agreement, Diginex has agreed to indemnify and hold harmless and cause its affiliates to indemnify and hold harmless the directors and executive officers of JFK and each of its subsidiaries who served in such role at any time prior to the closing of the Business Combination against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action arising out of or pertaining to matters existing or occurring at or prior to the closing of the Business Combination, whether asserted or claimed prior to, at or after the closing of the Business Combination, to the fullest extent that JFK or its affiliates, as the case may be, would have been permitted under applicable law and JFK’s organizational documents to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law).

Diginex also intends to enter into customary indemnification agreements with each of its executive officers and directors that provide them, in general, with customary indemnification in connection with their service to Diginex or on its behalf.

D. Exchange Controls

Under the laws of Singapore, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of the ownership and disposition of our ordinary shares and warrants are described in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences of the Business Combination—U.S. Federal Income Tax Consequences of Ownership and Disposition of Singapore NewCo Securities,” and, to the extent related to the Company, “Passive Foreign Investment Company Status,” which are incorporated herein by reference.

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F. Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

Diginex has filed this report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Diginex is subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by Diginex with the SEC, including this report, may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, Diginex is exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

A description of Diginex’s inflation and foreign currency exchange rate risks are included in the Registration Statement under the headings “Operating and Financial Review of Diginex – Inflation” and “Operating and Financial Review of Diginex – Impact of Foreign Currency Fluctuations on Results,” which are incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

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Part II

Not Required.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements reflecting the financial position of the Company as of March 31, 2020 and 2019, and the related combined and consolidated statements of profit or loss, comprehensive income (loss), changes in equity, and cash flows for the years ended March 31, 2020 and 2019, and the related notes are included in the Registration Statement under the heading “Diginex Limited Combined and Consolidated Financial Statements,” are incorporated herein by reference.

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DIGINEX LIMITED

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

31 MARCH 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Diginex Limited

Opinion on the Combined and Consolidated Financial Statements

We have audited the accompanying combined and consolidated statements of financial position of Diginex Limited (the “Company”) as of March 31, 2020 and 2019, and the related combined and consolidated statements of profit or loss, comprehensive (loss) income, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the combined and consolidated financial statements). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

As discussed in note 2.1 to the combined and consolidated financial statements, the Company has incurred losses from continuing operations since inception and has a working capital deficiency as of March 31, 2020 that raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans that alleviated the substantial doubt are discussed in note 2.1. Our opinion is not modified with respect to that matter.

Basis for Opinion

These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined and consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the generally accepted auditing standards established by the Auditing Standards Boards (United States) and in accordance with the auditing standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined and consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

New York, New York

September 18, 2020

F-1

DIGINEX LIMITED

COMBINED AND CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the years ended 31 March 2020 and 31 March 2019

	Notes	Year ended 31 March 2020	Year ended 31 March 2019
		USD	USD
CONTINUING OPERATIONS
Revenue	3	494,622	950,064
		494,622	950,064
General and administrative expenses	4	(42,984,644)	(18,885,901)

OPERATING LOSS		(42,490,022)	(17,935,837)

Other (losses) gains, net	6	(382,808)	30,628,170
Impairment losses on financial assets, net	7	(12,553,919)	(39,090,851)
Impairment of goodwill	18	-	(457,818)
Finance costs, net	8	(1,851,527)	(1,139,211)
Share of loss of an associate	9	-	(12,270,686)

LOSS BEFORE TAX		(57,278,276)	(40,266,233)
Income tax expense	10	-	-

LOSS FROM CONTINUING OPERATIONS		(57,278,276)	(40,266,233)
DISCONTINUED OPERATIONS
(Loss) profit from discontinued operation (attributable to the ordinary equity holders of the Company)	35	(857,554)	56,986,946

(LOSS) PROFIT FOR THE YEAR		(58,135,830)	16,720,713

(Loss) profit attributable to:
Owners of the Company		(57,716,069)	16,810,157
Non-controlling interests		(419,761)	(89,444)
		(58,135,830)	16,720,713
(LOSS) PER SHARE FOR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic (loss) per share	11	(53.12)	(40.52)

EARNINGS PER SHARE FOR (LOSS) PROFIT FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic (loss) earnings per share	11	(0.80)	57.35

(LOSS) EARNINGS PER SHARE FOR (LOSS) PROFIT ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic (loss) earnings per share	11	(53.92)	16.83

F-2

DIGINEX LIMITED

COMBINED AND CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

For the year ended 31 March 2020 and 31 March 2019

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD

(LOSS) PROFIT FOR THE YEAR	(58,135,830)	16,720,713

OTHER COMPREHENSIVE (LOSS) INCOME
Exchange gains on translation of foreign operations	22,903	6,296

TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE YEAR	(58,112,927)	16,727,009
Total comprehensive (loss) income attributable to:
Owners of the Company	(57,693,166)	16,816,453
Non-controlling interests	(419,761)	(89,444)
	(58,112,927)	16,727,009
Total comprehensive (loss) income attributable to Owners of the Company arises from:
Continuing operations	(56,865,612)	(40,170,493)
Discontinued operations	(857,554)	56,986,946
	(57,693,166)	16,816,453

The above combined and consolidated statement of comprehensive (loss) income should be read in conjunction with the accompanying notes.

F-3

DIGINEX LIMITED

COMBINED AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 March 2020 and 2019

		At 31 March	At 31 March
	Notes	2020	2019
		USD	USD
ASSETS
Intangible assets	12	10,669,116	-
Property, plant and equipment	13	1,219,721	1,929,216
Right-of-use assets	14	2,879,032	4,830,098
Loan receivables, net of allowance	15	-	8,218,228
Financial assets at fair value through profit or loss	16	49,011	437,580
Financial assets at amortized cost	17	400,000	1,650,000
Prepayment, deposits and other receivables, non-current	19	1,246,947	1,246,947
Amount due from an associate	20	-	1,991,988

Non-current assets		16,463,827	20,304,057

Trade receivables	19	72,652	104,298
Prepayment, deposits and other receivables	19	1,808,179	192,482
Amount due from an associate	20	977,421	-
Amounts due from related companies	21	12,392	11,279
Amounts due from shareholders	21	37,726	101,099
Client assets	22	543,910	-
Digital assets	23	329,827	-
Cash and cash equivalents		988,836	740,061

Current assets		4,770,943	1,149,219

TOTAL ASSETS		21,234,770	21,453,276

(DEFICIT) EQUITY
Share capital	24	54,156,279	13,382,920
Share-based payment reserve	25	10,356,664	634,462
Foreign currency translation reserve	26	14,048	(8,855)
Accumulated losses	26	(68,186,372)	(10,094,383)
Shareholders’ (deficit) equity attributable to the owners of the Group		(3,659,381)	3,914,144
Non-controlling interests		(205,795)	(61,954)

Total (deficit) equity		(3,856,176)	3,852,190

LIABILITIES
Lease liabilities, non-current	28	945,374	3,078,331

Non-current liabilities		945,374	3,078,331

Amounts due to directors	21	374,604	356,855
Loans from shareholder	21	10,711,563	10,406,249
Amounts due to shareholders	21	1,686	-

		At 31 March	At 31 March
	Note	2020	2019
		USD	USD

Client liabilities	22	543,910	-
Lease liabilities, current	28	2,132,877	1,944,507
Other payables and accruals	29	9,714,932	1,787,464
Notes payable	30	675,000	-
Tax payable		-	27,680

Current liabilities		24,154,572	14,522,755

Total liabilities		25,099,946	17,601,086

TOTAL (DEFICIT) EQUITY AND LIABILITIES		21,234,770	21,453,276

The above combined and consolidated statement of financial position should be read in conjunction with the accompanying notes.

F-4

DIGINEX LIMITED

COMBINED AND CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 March 2020 and 31 March 2019

		Attributable to owners of the Group
		Share capital		Share-based payment	Foreign currency translation	Accumulated		Non-controlling	Total shareholders’
	Note	Shares	Amount	reserve	reserve	Losses	Total	interests	equity
			USD	USD	USD	USD	USD	USD	USD
Balance at 1 April 2018		1,020,400	10,572,482	-	(15,151)	(285,077)	10,272,254	-	10,272,254
Shares issued for cash during the year	24	7,424	2,412,868	-	-	-	2,412,868	-	2,412,868
Shares issued for consulting services	24	990	242,635	-	-	-	242,635	-	242,635
Shares issued as consideration for acquisition of a subsidiary	24	816	199,920	-	-	-	199,920	-	199,920
Expenses related to raise of capital	24	-	(44,985)	-	-	-	(44,985)	-	(44,985)
Shares repurchased	24	(55,727)	-	-	-	(6,619,463)	(6,619,463)	-	(6,619,463)
Total income (loss) for the year		-	-	-	-	16,810,157	16,810,157	(89,444)	16,720,713
Total other comprehensive income for the year		-	-	-	6,296	-	6,296	-	6,296
Acquisition of a subsidiary	34	-	-	-	-	-	-	27,490	27,490
Interim 2019 dividend	27	-	-	-	-	(20,000,000)	(20,000,000)	-	(20,000,000)
Equity-settled share-based payments	25	-	-	634,462	-	-	634,462	-	634,462

Balance at 31 March 2019		973,903	13,382,920	634,462	(8,855)	(10,094,383)	3,914,144	(61,954)	3,852,190

Balance at 1 April 2019	24	973,903	13,382,920	634,462	(8,855)	(10,094,383)	3,914,144	(61,954)	3,852,190
Shares issued for cash during the year	24	214,753	31,831,174	-	-	-	31,831,174	-	31,831,174
Shares issued for consulting services	24	17,081	2,709,854	-	-	-	2,709,854	-	2,709,854
Shares issued for intangible assets	12	35,088	5,400,043	-	-	-	5,400,043	-	5,400,043
Shares issued to employees	5	10,522	1,745,447	-	-	-	1,745,447	-	1,745,447
Expenses related to raise of capital	24	-	(913,159)	-	-	-	(913,159)	-	(913,159)

F-5

		Attributable to owners of the Group
		Share capital		Share-based payment	Foreign currency translation	Accumulated		Non-controlling	Total shareholders’
	Note	Shares	Amount	reserve	reserve	Losses	Total	interests	equity
			USD	USD	USD	USD	USD	USD	USD
Total income (loss) for the year		-	-	-	-	(57,716,069)	(57,716,069)	(419,761)	(58,135,830)
Total other comprehensive income for the year		-	-	-	22,903	-	22,903	-	22,903
Acquisition of a subsidiary	34	-	-	-	-	(375,920)	(375,920)	275,920	(100,000)
Equity-settled share-based payments	25	-	-	9,722,202	-	-	9,722,202	-	9,722,202

Balance at 31 March 2020		1,251,347	54,156,279	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)

The above combined and consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

F-6

DIGINEX LIMITED

COMBINED AND CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended 31 March 2020 and 31 March 2019

	Note	Year ended 31 March 2020	Year ended 31 March 2019
		USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) Profit from:
Continuing operations		(57,278,276)	(40,266,233)
Discontinued operations		(857,554)	56,986,946

(LOSS) PROFIT INCLUDING DISCONTINUED OPERATIONS		(58,135,830)	16,720,713
Adjustment for:
Gain on bargain purchase of a subsidiary	34.1	-	(82,470)
Realized gain on fair value of investment in associate	6	-	(42,571,418)
Impairment of goodwill	18	-	457,818
Impairment losses	7	12,553,919	39,090,851
Net fair value losses on financial assets at fair value through profit or loss	6	210,899	630,853
Net loss on sale of financial assets at fair value through profit or loss	6	221,626	11,665,824
Finance costs	8	1,851,527	1,139,285
Depreciation – property, plant and equipment	13	791,714	575,109
Depreciation – right-of-use assets	14	1,965,711	1,387,004
Share of loss of an associate	9	-	12,270,686
Shares issued for consulting services	24	2,709,854	242,635
Share-based payments		11,397,317	634,462
Discontinued operations	35	70,331	(58,824,071)
		(26,362,932)	(16,662,719)
Changes in:
Trade receivables		(81,735)	(212,298)
Prepayment, deposits and other receivables		(1,615,696)	(1,275,075)
Income tax expense		(27,680)	-
Client assets		(543,910)	-
Client liabilities		543,910	-
Amounts due from related companies		(1,113)	(9,856)
Other payables and accruals		7,846,029	1,379,759
Amount due to shareholders		1,686	(510,349)
Amounts due to directors		17,749	334,374
Amount due from an associate		(226,308)	(1,991,988)
Amounts due from shareholders		63,372	520,315
Digital assets		(329,827)	-
Discontinued operations		-	(607,741)

Cash (used in) operating activities		(20,716,455)	(19,035,578)
Finance costs paid		(1,561,094)	(419,536)

Net cash (used in) operating activities		(22,277,549)	(19,455,114)

F-7

		Year ended 31 March 2020	Year ended 31 March 2019
	Note	USD	USD
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	13	(69,875)	(2,373,518)
Acquisition of subsidiaries, net of cash acquired	33	(25,000)	(123,609)
Sales of financial assets through profit and loss		155,951	33,992,480
Investment in financial assets through profit and loss	17	(267,773)	(3,811,256)
Intangible assets	12	(5,269,116)	-
Discontinued operations	35	-	(15,550,618)

Net cash (used in) generated from investing activities		(5,475,813)	12,133,479

CASH FLOWS FROM FINANCING ACTIVITIES
Loan receivables	15	(479,749)	(15,700,000)
Repayment of loan receivables	15	-	2,000,000
Loan to an associate	20	(2,000,000)	-
Repayment of amounts due from an associate	20	814,572	-
Advance to a director	21.5	-	(1,000,000)
Repayment of advance to a director	21.5	-	1,000,000
Reduction of lease liabilities	28	(2,390,366)	(1,645,620)
Proceeds from shares issued, net of expenses related to raise of capital	24	30,918,015	2,367,883
Proceeds from loans from shareholders	21.6	5,332,303	14,625,561
Repayment of loans from shareholders	21.6	(4,850,000)	(4,508,829)
Proceeds from third party loan		-	10,000,000
Repayment of third party loan		-	(10,000,000)
Payments for shares repurchase	24	-	(3,144,943)
Proceeds from notes payable	30	675,000	-
Dividend paid	27	-	(20,000,000)
Discontinued operations	35	-	27,949,691

Net cash generated from financing activities		28,019,775	1,943,743

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		266,413	(5,377,892)
Cash and cash equivalents at the beginning of the period		740,061	6,111,657
Effect of foreign exchange rate changes		(17,638)	6,296

CASH AND CASH EQUIVALENTS AT 31 MARCH		988,836	740,061

Non-cash financing and investing activities – Note a

F-8

DIGINEX LIMITED

COMBINED AND CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended 31 March 2020 and 31 March 2019

Note a: Non-cash investing and financing activities

Non-cash investing and financing activities during the year ended 31 March 2020, as disclosed in other notes, are:

●	Loan novation of $4,323,530 from a loan receivable to amounts due from an associate (notes 15 and 20),

●	Reclassification of Agora tokens, valued at $200,000 at 1 April 2019, from financial assets at amortized costs to financial assets at fair value through profit and loss (notes 16 and 17),

●	Acquisition of intangible assets amounting to $5,400,043 through the issuance of Company shares (note 12), and

●	Outstanding payable of $75,000 on acquisition of remaining interest in Bletchley Park Asset Management Jersey Limited (note 34.1).

Non-cash investing and financing activities during the year ended 31 March 2019, as disclosed in other notes, are:

●	Adoption of IFRS 16, Leases, of $5,768,624 (note 28),

●	Company shares repurchased through allocation of Madison Holdings Group Limited stock which Diginex took ownership of as consideration of the partial divestment of DHPC valued at $3,474,520 (notes 21.2(f) and 24), and

●	Purchase of DHPC property, plant and equipment through financing (discontinued operations) $25,549,556 (note 13).

The above combined and consolidated statement of cash flows should be read in conjunction with the accompanying notes

F-9

DIGINEX LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

31 March 2020

1 Activities

Diginex Limited (the “Company”) was incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance. The Company’s registered office is 35/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

The Company is an investment holding company. The Company has various subsidiaries that are incorporated in Hong Kong, People Republic of China (“PRC”), Singapore, Switzerland, Cayman Islands, Japan, Republic of Korea, Germany, Jersey, United Kingdom and United States of America (“collectively, the Group”). The principal activities of its subsidiaries are the provision of financial services and technology solutions for the digital asset trading community.

On 6 May 2019, the Group entered into a non-binding letter of intent (the “LOI”) with 8i Enterprises Acquisition Corp (“8i Enterprises”), a British Virgin Islands business company. 8i Enterprises is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The LOI key points were that 8i Enterprises would purchase all of the issued and outstanding shares of the Group in consideration for new issuance of 20,000,000 shares of 8i Enterprises’ common stock.

On 9 July 2019, 8i Enterprises executed a share exchange agreement with the Group and its shareholders (“Group Shareholders”), whereby Group Shareholders agreed to exchange all of their respective shares in the Group in consideration of 20,000,000 shares of 8i Enterprises common stock (“the transaction”).

On 8 October 2019, the signatories of the 9 July 2019 transaction entered into an amendment to the share exchange agreement (the “Amendment”) together with a newly formed Singapore public company (“Singapore NewCo”), pursuant to which Singapore NewCo will issue the 20,000,000 ordinary shares of common stock to the Group Shareholders in exchange for their respective shares in the Group instead of 8i Enterprises doing so as initially envisaged in the transaction.

On 28 January 2020, 8i Enterprises, the Group and its shareholders, and Singapore NewCo entered into an amendment to the share exchange agreement (the “Second Amendment”), for the purpose of increasing the size of the Group’s permitted pre-closing date private placement of its ordinary shares from $30 million to $50 million.

On 6 May 2020, 8i Enterprises, the Group and its shareholders, and Singapore Newco entered into a third amendment to the share exchange agreement (the “Third Amendment”) to, among others, increase the number of Singapore NewCo ordinary shares issuable to the Group Shareholders from 20,000,000 to 25,000,000.

On 24 June 2020, 8i Enterprises, the Group and its shareholders, and Singapore Newco entered into a fourth amendment to the share exchange agreement (the “Fourth Amendment”) to, among others, exempt 5,000,000 out of the 25,000,000 Singapore Newco ordinary shares from otherwise applicable lock-up restrictions.

On 15 September 2020, the shareholders of 8i Enterprises voted to approve the proposed business combination transaction with Diginex Limited at a Special Meeting of Shareholders.

F-10

These combined and consolidated financial statements are presented in US dollars (USD), which is the same as the functional currency of the Company.

These combined and consolidated financial statements for the years ended 31 March 2020 and 31 March 2019 were authorized for issue by the Board of Directors on 18 September 2020. The Company’s board of directors have the power to amend the combined and consolidated financial statements after issue.

1.1 Summary of significant transactions

During the year ended 31 March 2020, the Group incurred the following significant transactions that significantly affect the financial position and performance of the Group:

●	Impairment of financial assets of $12,553,919 (note 7)

●	Capitalization of intangible assets amounting to $10,669,116 in relation to the build out of a digital asset exchange and custody solution (note 12)

●	A substantial increase in employee benefit expenses primarily due to the increase in headcount, change in terms of the employee share option scheme (note 25) and the issuance of share awards as part of a compensation deferral scheme as detailed in note 5.1(b).

●	Cash and non-cash issuance of share capital, net of capital raise expenses of $40,773,359 (note 24)

2 Basis of preparation

These combined and consolidated financial statements for the years ended 31 March 2020 and 31 March 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These combined and consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. Accounting policies have been applied consistently to all periods presented in these combined and consolidated financial statements. The combined and consolidated financial statements comprise of the statement of financial position as of 31 March 2020 with comparative statement of financial position as on 31 March 2019; the statement of profit or loss, the statement of comprehensive income (loss), the statement of changes in equity, and the statement of cash flows for the year ended 31 March 2020 with comparatives for the year ended 31 March 2019.

The Group has prepared its subsidiaries’ financial statements in accordance with the recognition, measurement and disclosure principles of IFRS as issued and published by the IASB. The combined and consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which are measured at fair value.

F-11

2.1 Going concern basis of accounting

The combined and consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to meet its financial obligations, working capital requirements and capital expenditures as and when they fall due. Future cash flow projections have been analyzed to establish the cash requirements over the coming 12 months which highlight a need for the Group to raise additional capital and/or reduced expenses as necessary. Since incorporation, the Group has incurred losses but has been able to fund them via raising funds from investors, proceeds from the divestment of a business line, short term funding from two shareholders and an international bank and entering into a $20m credit facility from the founder of the business. Since 31 March 2020, the group has raised $25m via a convertible bond (note 38) which mandatorily converts to equity on a listing of the Company. Of the $20m credit facility, only $10.7m has been utilized as at 31 March 2020 and was fully repaid by 9 September 2020 as highlighted in note 38. The founder has provided assurances that the credit facility can be extended from its current maturity date of 31 July 2021 or to such a time as the company is successfully listed, and that the limit of the facility could be increased if necessary, to meet funding requirements for the next 12 months from the date these financial statements were issued. In addition to the above options to raise capital, management also has the ability to control or reduce cash outflows as necessary as witnessed via the sale of the Solutions business and the rationalization of headcount and other costs post the balance sheet date. Taking into account the ability for the Group to raise finances and management’s ability control costs, management has alleviated the doubt about the Group’s ability to continue as a going concern.

2.2 Changes in accounting policies and disclosures

New IFRS standards adopted during the year

The accounting policies adopted in the preparation of the combined and consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 March 2019 except for the adoption of the new standards and interpretations noted below:

●	IFRIC 23: “Uncertainty over Income Tax Treatments” (effective for fiscal periods beginning on or after 1 January 2019)

●	Amendments to IFRS 9: “Prepayment Features with Negative Compensation” (effective for fiscal periods beginning on or after 1 January 2019)

●	Amendments to IAS 28: “Long-term interests in Associates and Joint Ventures” (effective for fiscal periods beginning on or after 1 January 2019)

●	Annual improvements to IFRS Standards 2015-2017 Cycle (effective for fiscal periods beginning on or after 1 January 2019)

●	Amendments to IAS 19: “Plan Amendment, Curtailment or Settlement” (effective for fiscal periods beginning on or after 1 January 2019)

●	Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after 1 January 2020)

●	Amendments to IFRS 3: “Definition of a Business” (effective for fiscal periods beginning on or after 1 January 2020)

●	Amendments to IAS 1 and IAS 8: “Definition of Material” (effective for fiscal periods beginning on or after 1 January 2020)

F-12

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the year ended 31 March 2020.

2.3 Future changes in accounting policies – Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s combined and consolidated financial statements are listed below. The Group intends to adopt these standards when they become effective and if considered relevant to the Group.

●	IFRS 17: Insurance Contracts (effective for fiscal periods beginning on or after 1 January 2021)

●	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date is deferred indefinitely)

●	Amendments to IAS 1: “Classification of Liabilities as Current or Non-current” and “Presentation of Financial Statements” (effective for fiscal periods beginning on or after 1 January 2023)

●	Amendments to IAS 16: “Property, Plant and Equipment – Proceeds before Intended Use” (effective for fiscal periods beginning on or after 1 January 2022)

●	Amendments to IAS 37: “Onerous Contracts – Cost of Fulfilling a Contract” (effective for fiscal periods beginning on or after 1 January 2022)

●	Amendments to IFRS 3: “Reference to the Conceptual Framework (effective for fiscal periods beginning on or after 1 January 2022)

●	Annual Improvements to IFRS Standards 2018–2020 (effective for fiscal periods beginning on or after 1 January 2022)

●	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (effective for fiscal periods beginning on or after 1 January 2022)

Management is continuing to assess the impact of the above newly issued standards to the Group’s combined and consolidated financial statements. Based on assessment on reporting date, management does not anticipate that the adoption of the above newly issued standards will have a material impact to the Group’s combined and consolidated financial statements.

2.4 Significant accounting estimates and judgements

The preparation of the Group’s combined and consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

F-13

Estimation and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period, are discussed below:

Useful lives of intangible assets

The Group’s management determines the estimated useful lives of its intangible assets for calculating amortization. This estimate is determined after considering the expected usage of the asset and the impact of expected residual value. Management reviews the useful lives annually and the future amortization charge would be adjusted where management believes that the useful lives differ from previous estimates.

Impairment of intangible assets

At each reporting date, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating units for which a reasonable and consistent allocation basis can be identified.

Useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives of its property, plant and equipment for calculating depreciation. This estimate is determined after considering the expected usage of the asset or physical wear and tear and the impact of expected residual value. Management reviews the useful lives annually and the future depreciation charge would be adjusted where management believes that the useful lives differ from previous estimates.

Impairment of property, plant and equipment

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that the residual value of those assets is less than the carrying amount. If any such indication exists, an impairment assessment is performed to determine the residual value and the associated impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the residual value of the cash generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating units for which a reasonable and consistent allocation basis can be identified.

F-14

Discount rate used for initial measurement of lease liability

The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group on initial recognition of the lease uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use assets in similar economic environment.

Income taxes

The Group is subject to income taxes in several jurisdictions. Significant estimates are required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of goodwill

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The impairment test is performed by comparing carrying amount and the recoverable amounts of assets. The recoverable amount of goodwill is determined from the higher of fair value less costs of disposal and value in use calculation. If the recoverable amount declines below the carrying amount, impairment losses are recognized. The recoverable amount under value in use calculation is mainly calculated based on the discounted cash flow model. Certain assumptions are made for the discount rates, the growth rates, revenues from customers and operating costs.

Impairment of financial assets

The measurement of impairment losses under IFRS 9, Financial Instruments, across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances.

At each reporting date, the Group assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. This includes quantitative and qualitative information and also forward-looking analysis.

Impairment of loans receivables

The Group uses the simplified approach under IFRS 9 to assess impairment of loans receivables and calculates Expected Credit Losses (ECLs) based on lifetime expected credit losses. The Group calculates the ECL based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, and an assessment of both the current and forecast general economic conditions at the end of reporting period. Where the estimation is different from the original estimate, such difference will affect the carrying amounts of loan receivables and thus the impairment loss in the period in which such estimate is changed. The Group keeps assessing the expected credit loss of loan receivables during their expected lives.

F-15

Revenue from transaction verification service (discontinued operations)

The Group generated revenue by providing computer processing activities for digital assets generation and transaction processing services. The Group receives consideration for providing these services in the form of digital assets, namely Ether (“ETH”).

The Group has determined that the substance of its transaction verification services activities is classified as a service provision under the scope of IFRS 15 Revenue from Contracts with Customers notwithstanding that there is no contractual arrangement under which it provides such services as the services are provided instead through open source software being the blockchain protocol. Furthermore, the Group is unable to determine in advance the consideration that it will receive, if any, for the services that it provides and, therefore, the Group is unable to estimate reliably the outcome of its activities in advance of actual receipt of consideration in the form of digital assets. Because of the uncertainty over both the timing and amount of the consideration that the Group will receive for undertaking transaction verification services activities, management has determined that revenue should only be recognized on actual receipt of digital assets as consideration for services provided.

Digital assets received for transaction verification services activities are, therefore, recognized as revenue at fair value on the day of receipt in a private digital asset wallet controlled by the Group. The fair value of digital assets received is determined in accordance with the Group’s accounting policy; digital assets received are recognized immediately as digital assets inventory. As revenues from transaction verification services activities is measured on an as received basis revenues are neither earned on a constant basis neither over time, nor necessarily in a direct relationship to computer processing capacity utilized. As a consequence, future generation of digital assets and, therefore future revenues, from transaction verification services activities may be subject to volatility due to factors outside the Group’s control.

Share-based payment expenses

The fair value of the share options granted to the directors, employees and consultants determined at the date of grant of the respective share options is expensed over the vesting period, with a corresponding adjustment to the Group’s share-based payment reserve. In assessing the fair value of the share options, a binomial model was used to calculate the fair value of the share options. The option pricing model require the input of subjective assumptions, including the volatility of its own ordinary shares and the expected life of options. Any changes in these assumptions can significantly affect the estimate of the fair value of the share options.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements which have the most significant effect on the amounts recognized in the combined and consolidated financial statements:

Functional currency

The Group’s operating costs, borrowing, revenue contracts and investments are primarily in USD, and are expected to remain principally denominated in USD in the future. Management has determined USD as the Group’s functional currency and presented the combined and consolidated financial statements in USD to meet the requirements of users.

F-16

Intangibles

The Group classifies acquired and capitalized software development costs as intangible assets. Under IAS 38 the Group has elected to measure intangibles at cost rather than a revalued amount.

Digital Assets

The Group holds digital assets and classifies these as intangible assets. Under IAS 38 the Group has elected to measure digital assets at revalued amount on the basis that an active market exists.

Property, plant and equipment

The Group has acquired and capitalized property, plant and equipment as fixed assets. Under IAS 16 the Group has elected to measure such assets at cost rather than a revalued amount.

Lease commitments - Group as a lessee

The Group has entered into several rental agreements. The Group has determined these agreements to be leases in accordance with IFRS 16, Leases, and accounts for these agreements as such. The Group has also elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

Financial instruments

In the process of classifying a financial instrument, management has made various judgments. Judgment is needed to determine whether a financial instrument, or its component parts, on initial recognition is classified as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. In making its judgment, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in IFRS 9, in particular, whether the instrument includes a contractual obligation to deliver cash or another financial asset to another entity.

Related party transactions

The Group has entered into transactions with a person or entity that is considered related to the Group under IAS 24, which require separate disclosure. A person or entity is considered a related party if classifications are met under the definition set out in note 2.5. There are many related party transactions that require judgment by management that have been disclosed in note 21.

Reclassifications

Certain reclassifications have been made to the prior year combined and consolidated financial statements to conform to the current year presentation. The reclassification had no impact on previously report profit for the year nor accumulated losses.

F-17

2.5 Summary of significant accounting policies

Principles of consolidation and equity accounting

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group except for common control business combination.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the combined and consolidated statement of profit or loss and other comprehensive income (loss), combined and consolidated statement of changes in equity and combined and consolidated statement of financial position respectively.

Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at fair value.

Equity method accounting

Under the equity method of accounting, the investments are initially recognized at cost, adjusted for fair value and thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment at least annually.

F-18

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is re-measured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Business combinations

The acquisition method of accounting is used to account for all business combinations other than common control business combination, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred;
●	liabilities incurred to the former owners of the acquired business;
●	fair value of equity interests issued by the Group; and
●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition- by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value with changes in fair value recognized in profit or loss.

F-19

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognized in profit or loss.

Discontinued operations

A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

Revenue recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Group recognizes revenue from contracts with customers based on a five-step model as set out in IFRS 15:

Step 1. Identify contract(s) with a customer: A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria for every contract that must be met.

Step 2. Identify performance obligations in the contract: A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer

Step 3 Determine the transaction price: The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Step 4. Allocate the transaction price to the performance obligations in the contract: For a contract that has more than one performance obligation, the Group allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for satisfying each performance obligation.

Step 5. Recognize revenue when (or as) the Group satisfies a performance obligation.

The Group recognized revenue when (or as) a performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to customers.

The Group satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a)	The Group’s performance does not create an asset with an alternate use to the Group and the Group has as an enforceable right to payment for performance completed to date.
b)	The Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
c)	The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Company performs.

F-20

For performance obligations where one of the above conditions are not met, revenue is recognized at the point in time at which the performance obligation is satisfied.

When the Group satisfies a performance obligation by delivering the promised goods or services it creates a contract-based asset on the amount of consideration earned by the performance. Where the amount of consideration received from a customer exceeds the amount of revenue recognized this gives rise to a contract liability.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes and duty. The Group assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent.

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably.

The Group recognized revenue from the following major sources:

●	Provision of Capital Markets services
●	Provision of Asset Management services
●	Trading, OTC and Proprietary
●	Provision of Custody Services for digital assets
●	Provision of Transaction Verification services (discontinued operations)
●	Provision of Blockchain Solution services (discontinued operations)

Capital Markets and Blockchain Solutions services (discontinued operations) income is recognized over the service period based on services provided as the customer simultaneously receives and consumes the services provided by the Group over the period. Payment of the transaction is in line with agreed terms when the services are rendered to the customers. The Group has the primary responsibility for providing the services to the customer or for fulfilling the order, for example, by being responsible for the acceptability of the services ordered by the customer. The Group recognizes the revenue from both services over time.

For the Asset Management services, the Group receives management fees at agreed rates. Management fee income is recognized on a time-proportion basis at agreed percentages on the value of assets held under managements. The Group recognizes the revenue from asset management services over time.

The Group conducts over the counter “OTC” trades where the Group acts as principal in a trade between counterparties looking the buy or sell digital assets. The Group earns revenue by charging a commission to execute such trades and recognizes revenue at a point in time when the trade is complete. The Group also participates in proprietary trading and earns revenues, at a point in time, when executing buy and sell orders on various exchanges.

In February 2020, the Group launched its cold wallet Custody solution, Kelvin, for digital assets. The warm wallet solution, Helios, was launched in April 2020. Revenue is generated from holding client digital assets with the revenue recognized over the service period. Revenues are also generated, at a point in time, when clients withdraw assets from the custody platform.

F-21

For the Transaction Verification services, which is classified under discontinued operations, the Group provided computer processing activities within digital currency networks, commonly termed “mining”. The Group receives digital assets, namely ETH, as consideration for these services. Revenue is measured based on the fair value of the digital assets received. The fair value is determined using the spot price of the digital assets on the date of receipt. The Group recognizes the revenue from transaction verification at a point in time. These revenues are now classified as discontinued following the divestment of DHPC in July 2018.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost of an item of property plant and equipment comprises its acquisition cost including borrowing cost and all directly attributable costs of bringing the asset to working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment when that cost is incurred if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the combined and consolidated statement of profit or loss as incurred. The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Depreciation is computed on a straight-line method based on estimated useful lives of assets as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvement	Over the lease terms

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at each financial position date to determine whether there is an indication of impairment. If any such indication exists, an impairment loss is recognized in the combined and consolidated statement of profit and loss impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The carrying amounts are reviewed at each reporting date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount, being the higher of their fair value less costs to sell and their value in use.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the combined and consolidated statement of profit or loss in the year the asset is derecognized.

Intangible Assets

Intangible assets, other than digital assets, acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination, or otherwise, is their cost at the date of acquisition including borrowing cost and all directly attributable costs of bringing the asset to working condition for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

F-22

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the combined and consolidated statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite lives are described below in Digital Assets.

Digital Assets

Digital assets consist of cryptocurrency and are classified as current assets. In accordance with IAS 38, digital assets are initially recognized at cost and the Group has adopted an accounting policy to apply the revaluation model for subsequent measurements as the fair value can be reliably measured.

Digital assets are classified as current assets as they are regularly traded on exchange platforms globally between willing buyers and sellers which provides a high degree of liquidity.

Digital assets are considered to have indefinite lives and therefore are not amortized but subject to review for impairment.

The increase in carrying value at the end of the measurement period is to be recognized in equity through other comprehensive income and presented as revaluation surplus in equity, unless and to the extent it reverses a revaluation decrease previously recognized in the Profit or Loss ; a decrease in carrying value at the end of the measurement period is to be recognized in the profit and loss, unless and to the extent of any credit balance existing in the revaluation surplus associated with the underlying asset, in which case the debit will be recognized through other comprehensive income to reduce the revaluation surplus.

When digital assets are exchanged or sold for traditional (fiat) currencies, such as the US dollar, the digital assets are derecognized when the Group has transferred substantially all the risk and rewards of ownership.

Capitalized Software Development

External spend on software development costs is capitalized in accordance with IAS 38, Intangible Assets, when controlled by the Company, when future economic benefits of such software are probable and the cost of such software can be reliably measured.

Following initial recognition of capitalized software development costs, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. Amortization is recorded in the combined and consolidated statement of profit or loss over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

F-23

Amortization of the following intangibles assets are provided for on a straight-line basis over the estimated useful lives:

Capitalized Software Development	5 years
Software	5 years

Gains or losses arising from derecognition of intangible assets are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the combined and consolidated statement of profit or loss when the asset is derecognized.

Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than it’s carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the combined and consolidated statement of profit or loss and the comprehensive income (loss), unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in combined and consolidated statement of profit or loss and the comprehensive income (loss).

F-24

Trade and other receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Cash and cash equivalents

For the purpose of the combined and consolidated statement of cash flows, cash and cash equivalents represent cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term highly liquid investments which are readily convertible into known amounts of cash and subject to an insignificant risk of change in value. As at 31 March 2020 and 2019, the business held cash at bank. In 2020 the Group also held cash on various exchanges related to the proprietary trading business.

Client assets and liabilities

Client money is represented as both an asset and liability on the combined and consolidated statement of financial position. The monies relate to funds deposited with the Group in either fiat or digital asset format for the purpose of executing OTC trades. The monies are either held with a bank or digital asset custodian to which Diginex has control over and bears any associated risk.

Share capital

Ordinary shares, which are regarded as equity instruments, issued by the Company are recorded at the proceeds received, net of direct issue costs.

The Company also issues shares as awards and consideration. The cost of the share awards is measured at the fair value of the goods and services received; and secondarily at the fair value of the awards at the grant date. Share based payment is recognized as an expense for services obtained or assets for consideration paid.

Other payables and accruals

Other payables and accruals are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Taxation

Income tax represents the sum of the current tax and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit recognized in profit or loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

F-25

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the combined and consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused tax losses or unused tax credits can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax is recognized in profit or loss, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Leases

The Group has elected to early adopt IFRS 16, Leases. As a result of early adoption, the Group has applied the following accounting policy for leases recognition in the preparation of its combined and consolidated financial statements:

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For a contract that is, or contains, a lease, the Group accounts for each lease component within the contract as a lease separately from non-lease components of the contract.

The Group determines the lease term as the non-cancellable period of a lease, together with both:

a)	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
b)	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

F-26

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

In applying IFRS 16, the Group elected a simplified approach for leases with a remaining lease term of less than 12 months as of 1 January 2019 and an expense is recognized over the lease period using a straight-line methodology.

The Group as lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Group estimates the stand-alone price, maximizing the use of observable information.

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that:

a)	is within the control of the Group; and
b)	affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

At the commencement date, the Group recognizes a right-of-use asset and a lease liability classified separately on the combined and consolidated statement of financial position.

Right-of use assets

The right-of-use asset is initially recognized at cost comprising of:

a)	amount of the initial measurement of the lease liability;
b)	any lease payments made at or before the commencement date, less any lease incentives received;
c)	any initial direct costs incurred by the Group; and
d)	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognized as part of the cost of right-of-use asset when the Group incurs an obligation for these costs. The obligation for these costs are incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

After initial recognition, the Group amortizes the right of use asset over the term of the lease where the right of use asset meets the definition of property and equipment. In addition, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

F-27

Financial assets

Classification and measurement

The Group initially measures a financial asset at its fair value net of transaction costs, except if a financial asset is not measured at fair value through profit or loss.

Regarding debt financial instruments, under IFRS 9, these are measured at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”). The classification is based on two criteria: the Group’s business model for managing the asset and whether the instrument’s contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the Group’s financial instruments are, as follows:

●	Financial instruments measured at amortized cost: Trade and other receivables, amounts due from an associate/shareholders/related companies/joint venture, investments in privately held companies and loan receivables are measured at amortized cost as they are held by the Group with the objective to collect contractual cash flows that meet the SPPI criterion.
●	Financial instruments measured at FVOCI: Gains or losses are recycled to profit or loss on de-recognition. Financial assets in this category that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell. The company had no financial instruments measured at FVOCI in year end 31 March 2020 or the year to 31 March 2019.

All other financial instruments are measured at FVTPL at initial recognition, where gains and losses are recognized entirely in profit or loss.

De-recognition

A financial asset (or, where applicable a part of a financial asset or part of a Group of similar financial assets) is de-recognized when:

●	The rights to receive cash flows from the asset have expired.
●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset, is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

F-28

Impairment of financial assets

Under IFRS 9, the Group records an allowance for Expected Credit Loss (“ECL”) for financial assets not held at FVTPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade and other receivables, amounts due from an associate/shareholders/related companies/joint venture and loan receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on adjusted for forward-looking factors specific to the customer and the economic environment.

The Group considers a financial asset in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

The Group classifies its financial liabilities in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss, and
●	those to be measured at amortized cost

For liabilities measured at fair value, gains and losses will be recorded in profit or loss.

Financial liabilities will be measured at amortized cost, except for financial liabilities at fair value through profit or loss. As at 31 March 2020 and 31 March 2019, all of the Group’s financial liabilities are measured at amortized costs.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the combined and consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Provisions

Provisions are recognized when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

F-29

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation at the end of the reporting period, using a rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of receivable can be measured reliably.

Employee benefits

Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the combined and consolidated statement of financial position date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

Retirement benefit costs

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based payments

Share Options

The Group operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) and consultants of the Group may receive remuneration in the form of share-based payments, whereby the employees and consultants render services as consideration for equity instruments (“equity-settled transactions”).

The fair value of the employee and consultancy services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in share-based payment reserve. The total amount to be expensed is determined by reference to the fair value of the share options granted. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

F-30

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date. All differences are taken to combined and consolidated statement of profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s combined and consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

Related parties

A related party is a person or entity that is related to the Group.

(a)	A person or a close member of that person’s family is related to the Group if that person:

i.	has control or joint control over the Group;
ii.	has significant influence over the Group; or
iii.	is a member of key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions apply:

i.	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
ii.	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
iii.	Both entities are joint ventures of the same third party.
iv.	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
v.	The entity is a post-employment benefit plan for the benefit of the employees of the Group or an entity related to the Group.
vi.	The entity is controlled or jointly controlled by a person identified in (a).
vii.	A person identified in (a)(i) has significant influence over the entity or is a member of key management personnel of the entity (or of a parent of the entity).
viii.	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group

F-31

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs, other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

Current versus non-current classification

The Group presents assets and liabilities in the combined and consolidated statement of financial position based on current/non-current classification. An asset as current when it is:

●	Expected to be realized or intended to be sold or consumed in normal operating cycle
●	Held primarily for the purpose of trading
●	Expected to be realized within twelve months after the reporting period, or
●	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in normal operating cycle
●	It is held primarily for the purpose of trading
●	It is due to be settled within twelve months after the reporting period, or
●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

F-32

3 Revenue

An analysis of the Group’s revenue from the continuing operations for the reporting year/period is as follows:

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Capital Markets service income	291,315	900,085
Asset management fee income	119,857	46,763
Trading income	78,833	3,216
Custody service income	4,202	-
Other income	415	-
	494,622	950,064

During the year ended 31 March 2020, the Group also generated revenue from discontinued operations of $251,097 through the provision of Blockchain Solutions services (2019: $394,340). Additionally, the Group generated revenue during the year ended 31 March 2019 from discontinued operations of $1,063,273 through transaction verification services (2020 Nil).

4 General and administrative expenses

	Note	Year ended 31 March 2020	Year ended 31 March 2019
		USD	USD
Auditor’s remuneration		326,557	52,564
Depreciation of property, plant and equipment	13	791,714	575,108
Depreciation of right-of-use assets	14	1,965,711	1,387,004
Employee benefit expenses (including directors’ remunerations)	5	26,106,003	8,536,316
Straight line rent expense in respect of short-term lease		239,200	413,852
Legal and professional fees	(a)	6,101,527	3,834,170
Expensed software development	(b)	3,303,135	-
Other expenses	(c)	4,150,797	4,086,887
		42,984,644	18,885,901

Note 4(a): Legal and professional fees mainly consist of:

Year ended 31 March 2020:

●	Legal fees associated with the pending business combination with 8i Enterprises,
●	Professional fees incurred when seeking regulatory advice on both products and geographies for future expansion,
●	Equity in the Company issued at fair value for the services provided by consultants,
●	Various compliance tools to support Know Your Customer (“KYC”) and Anti-Money Laundering (“AML”) monitoring

F-33

Year ended 31 March 2019:

●	Consulting fees related to consultants engaged generally on a long-term basis to aid the build out the Group’s business lines. In the year ended 31 March 2020, these costs are included within employee benefit expenses, see note 5.1,
●	Professional fees related to services such as accounting and tax advices,
●	Costs of obtaining regulatory advice in multiple jurisdictions, designing and implementing the share option scheme and legal entity acquisitions.

Note 4(b): Expensed software development mainly consists of:

●	Costs associated with the build of the exchange, EQUOS, which have been expensed due to no identifiable future economic benefit.

Note 4(c): Other expenses, for both years, mainly consist of:

●	Recruitment fees,
●	Business travel and entertainment expenses,
●	Technology costs such as cloud-based hosting,
●	Marketing expenses related to the attending or sponsoring events to promote the Group’s brand.

5 Employee benefit expenses

5.1 Employee benefit expense

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Basic salaries, allowances and all benefits-in-kind	14,392,676	7,769,503
Pension costs - defined contribution plans (a)	316,009	132,351
Share-based payments (b)	11,397,318	634,462
	26,106,003	8,536,316

Note 5.1(a): For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

Note 5.1(b): During the year ended 31 March 2020, the Company changed the employee share option scheme by reducing the strike price from $0.10 to zero and also increasing the size of the options pool from 15% of issued share capital to 20% (note 25). This resulted in a significant increase in the fair value of the options scheme with an incremental charge to the combined and consolidated statement of profit or loss of $9,722,202 (2019: 634,462). In addition, during the year ended 31 March 2020, the Company engaged in a deferred compensation scheme whereby certain employees and long-term contractors deferred payment on a portion of their salaries and in return the Company issued a corresponding share-based payment award equal to the deferred value. As at 31 March 2020, $1,495,447 of share awards were issued and expensed under this scheme at a fair value price per share of $153.90 of which $70,331 were reclassed to discontinued operations This resulted in 9,717 shares issued. Other share awards issued during the year relate to a contractual share award of $250,000 which resulted in 805 shares issued.

F-34

5.2 Directors compensation

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Basic salaries, allowances and all benefits-in-kind	1,074,078	959,990
Pension costs – defined contribution plans	6,923	7,308
Share-based payments	6,536,200	148,123
	7,617,201	1,115,421

During the years ended 31 March 2020 and 31 March 2019, certain directors were granted share options in respect of their services to the Group under the share option scheme of the Company. The fair value of such options, which has been recognized in the combined and consolidated statement of profit or loss over the vesting period, was determined as at the date of grant and adjusted for modification events during the year (note 25) and the amount was included in the combined and consolidated financial statements for the current year in equity as a share-based payment. During 2020, the directors also received a corresponding share-based payment award due to their participation in the deferred compensation scheme as noted in note 5.1(b).

6 Other (losses) gains, net

	Notes	Year ended 31 March 2020	Year ended 31 March 2019
		USD	USD
Foreign exchange (losses) gains, net		(133,431)	139,140
Realized gain on fair value of DHPC	(a)	-	42,571,418
Net loss on sale of financial assets at fair value through profit or loss	(b)	(221,626)	(11,665,824)
Net fair value losses on financial assets at fair value through profit or loss	(c)	(210,899)	(630,853)
Others		183,148	214,289
		(382,808)	30,628,170

Note 6(a): On 31 July 2018, 51% of the Group’s equity interest in DHPC was sold to Madison Holdings Group Limited (“Madison”), a third party, for a total consideration of $60,000,000, resulting in a gain from divestment of $59,127,340. The consideration was settled by cash of $10,000,000 and the issuance of 213,252,717 Madison shares, which are listed on the Growth Enterprise Market (“GEM”) of the Stock Exchange of Hong Kong (note 35). The Group classified the Madison shares as trading securities under IFRS 9. The retained investment of the 49% equity interest in DHPC is accounted for under IFRS 10 using the equity accounting method. Per IFRS 10, the investment was revalued at its fair value of $43,811,765. The net assets of the business attributable to the 49% ownership amounted to $1,240,347, resulting in a fair value adjustment of $42,571,418.

F-35

Note 6(b): In October 2018, the Group sold 209,571,318 Madison’s shares and recorded a realized loss of $11,665,824. On 27 June 2019, the Group sold the remaining 3,681,399 Madison shares at a loss of $221,626.

Note 6(c): During the years ended 31 March 2020 and 2019, there was a decrease in market value of an investment in CSP tokens issued by Caspian (note 16) of $38,200 and $140,000 respectively. Included in 2020 is a decrease in market value of an investment in VOTE tokens issued by Agora of $172,699. At 31 March 2019, the Group also held 3,681,399 of Madison shares valued at $377,580 and recorded a fair value loss of $490,853 as of the year ended 31 March 2019.

7 Impairment loss on financial assets

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Impairment of loan receivables	4,374,446	5,481,772
Impairment of amounts due from an associate	6,749,833	-
Impairment of financial assets at fair value through profit or loss	-	31,541,079
Impairment of financial assets at amortized cost	1,316,259	1,960,000
Impairment of trade receivables	113,381	108,000
	12,553,919	39,090,851

During the year ended 31 March 2020,

●	Impairment of loan receivables consisted of: (1) impairment of a loan with Peter Yuan as detailed in note 15 and (2) on 20 February 2019, the Group signed a non-binding term sheet with a third party to establish a new subsidiary under the Group in the United States. In connection with the term sheet the group advanced monies for working capital purposes prior to a definitive agreement being signed. During the year ended 31 March 2020, the Group impaired $479,748 of the advance (note 15),
●	Amounts due from an associate was impaired by $6,749,833 (note 20)
●	Impairment of investment held at amortized cost of $1,316,259 (note 17).

During the year ended 31 March 2019,

●	Impairment of loan receivables consisted of: (1) fully impaired loan to Rise Tech Ventures, Inc of $200,000, (2) a fully impaired advance of $500,000 relating to the proposed new subsidiary in the US as noted above, and (3) an impairment of $4,781,772 on a loan with Peter Yuan as detailed in note 15,
●	Impairment loss on financial assets at fair value through profit or loss consisted of impairment of the Group’s investment in DHPC of $31,541,079,
●	Impairment of investments held at amortized costs amounting to $1,960,000 (note 17).

F-36

8 Finance costs (income), net

	Note	Year ended 31 March 2020	Year ended 31 March 2019
		USD	USD
Interest on:
● Lease liabilities	28	460,983	430,233
● Loans from shareholders	21	1,333,480	393,038
● Notes payable	30	57,064	-
● Other loans		-	55,477
Other finance costs		-	260,536
Other finance income		-	(73)
		1,851,527	1,139,211

During the years ended 31 March 2020 and 31 March 2019, the Group has a shareholder loan with Pelham Limited, via a $20m credit facility with a 12.5% interest charge on the outstanding balance.

The Group also issued a loan note in September 2019, the loan note had a 12-month maturity and a 15% interest charge. A notional amount of $675,000 was raised and was fully redeemed early on 1 June 2020 (note 30).

9 Equity method investment – DHPC

On 31 July 2018, the Group sold 51% of its equity interest in DHPC (note 35). After the disposal, the Group accounted for the remaining 49% equity interest in DHPC under IFRS 10 and recorded the investment at a fair value of $43,811,765.

The Group recorded its share of DHPC’s losses for the period from the disposal date to 31 March 2019 of $12,270,686 and impairment of $31,541,079 (note 7). The impairment value was determined based on the current net liability position of DHPC. The investment was fully impaired as at 31 March 2019.

During the year ended 31 March 2020, the operations of DHPC’s business ceased. As the investment has been fully impaired in the prior year, there have been no further losses booked in the year ended 31 March 2020 under the guidance of IAS 28.

Name of entity	Place of incorporation and operation	Principal activities	Particular of issued share capital	Percentage of ownership interest attributable to the Group

Diginex High Performance Computing Limited (“DHPC”)	Gibraltar	Transaction verification service	2,000 ordinary shares of GBP1 each	Indirect 49%

F-37

The Group’s shareholdings in DHPC is comprised of equity shares held by the Group and the shareholding is held by a wholly owned subsidiary of the Company. DHPC was previously a wholly owned subsidiary of the Group, which engaged in the provision of Transaction Verification services. During the year ended 31 March 2019, the Group lost control over DHPC which became an associate of the Group accordingly. At 31 March 2019, the Group’s effective interests in DHPC was 49%. Further details of the disposal are set out in note 35. The directors are of the view that DHPC is considered a material associate of the Group and is accounted for using the equity method.

The following table illustrates the summarized financial information in respect of DHPC at 31 March 2019:

At 31 March
2019
USD
Current assets	1,997,000
Non-current assets	10,513,000
Current liabilities	(21,828,000)
Non-current liabilities	(13,193,000)

Net liabilities	(22,511,000)

A reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the combined and consolidated financial statements is below:

At 31 March
2019
USD
Net liabilities of the associate	(22,511,000)
Proportion of the Group’s ownership interest in the associate at 49%	(11,030,390)

Carrying amount of the Group’s interest in the Associate	-
Results of DHPC for the period post divestment 1 August 2018 to 31 March 2019
USD
Revenue	2,485,000
Loss and total comprehensive loss for the period	(25,042,216)

The Group’s share of post divestment profits attributable to the 49% shareholding amounted to $12,270,686 as stated on the statement of profit or loss as share of loss of an associate.

F-38

Cashflow of DHPC from 1 August 2018 to 31 March 2019:

Net cash (outflow) from operating activities	(2,690,804)
Net cash (outflow) from investing activities	(1,750,000)
Net cash inflow from financing activities	4,440,804
Net increase (decrease) in cash generated by the subsidiary	-

Since the partial divestment of DHPC on 31 July 2018 to 31 March 2019 the business has generated cash proceeds from the sale of ETH amounting to $3.1m and had cash outflows from operating activities over the same period of $5.8m, resulting in a net outflow of $2.7m. The business invested $1.8m for the acquisition of another mining business in Sweden, High Performance Computing Nordic, AB in August 2018.

DHPC does not have a bank account. Operating and investing cash activities were recorded via shareholder loans which have increased by $4.4m as a result of the activity over the period.

Details on the cashflows for DHPC for the period prior to divestment are detailed in note 35.

During the year ended 31 March 2020, the Company advanced a further $226,308 to DHPC for working capital purposes and a loan of $2,000,000 to purchase new high-performance computing equipment. The equipment has yet to be purchased and the business is now inactive. Details of the amounts due to associate are highlighted in note 20.

10 Income tax expense

Income tax expense in the combined and consolidated statement of profit or loss consists of:

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Current tax expense
Current income tax charge	-	-
Deferred tax expense	-	-
Total income tax expense	-	-
Income tax expense is attributable to:
Profit (loss) from continuing operations	-	-
Profit (loss) from discontinued operation	-	-
	-	-

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10.1 Reconciliation of effective tax rate

In Hong Kong, the profit tax is 16.5% except for the first HK$2,000,000 (c.$250,000) profit which is charged at 8.25%. There is no capital gains tax in Hong Kong. Tax charge on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretation and practices in respect thereof. As at 31 March 2020, the effective tax rate for the Group is 0% (31 March 2019: 0%). Tax effects on other comprehensive income (loss) has been deemed immaterial.

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Loss from continuing operations before income tax expense	(57,278,276)	(40,266,233)
Profit from discontinued operation before income tax expense	(857,554)	56,986,946
	(58,135,830)	16,720,713
Notional tax calculated at the rates applicable to profits in the tax jurisdictions concerned	(9,546,463)	2,469,380
Tax effect of income that is not taxable	550	(9,756,003)
Tax effect of expenses that are not deductible	2,233,493	909,937
Tax effect of tax losses not utilized	5,216,460	5,215,623
Tax effect of temporary differences	2,095,960	1,161,063
Income tax expense for the year	-	-

The results for both reporting periods can also be analyzed in the following way:

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
(Loss) from continuing operations	(57,278,276)	(40,266,233)
(Loss) from discontinued operations	(857,554)	(2,140,394)
Total losses subject to income tax	(58,135,830)	(42,406,627)
Gain on sale of discontinued operations	-	59,127,340
Profit (Loss) for the year/period before tax	(58,135,830)	16,720,713

Of the profit generated in the year ended 31 March 2019, $59,127,340 relates to a gain on sale of DHPC. This gain was recognized in Diginex Global Limited, a Hong Kong resident company. In Hong Kong there is no capital gains tax. As a result, the effect of nontaxable income is $9,756,003 at Hong Kong’s profit tax rate of 16.5%.

F-40

For the year ended 31 March 2020 and 2019, there was an operating loss of $857,554 and $2,140,394 from discontinued operations. No tax provision has been recognized for either period in relation to these activities as no taxable income was generated.

The impact of the operating loss from continued operations has resulted in the Group carrying forward tax losses of $9,857,098 (2019: $5,278,416). The losses carried forward as at 31 March 2020 include those accumulated in prior years less losses related to entities that the Group no longer own or control ($1,798,841). The majority of operating losses and hence tax losses have been generated in Hong Kong. Tax losses in Hong Kong can be carried forward and offset against future profits indefinitely.

10.2 Deferred income taxes

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The main components of the deferred income tax assets are as follows:

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Depreciation and amortization recognized for tax purposes	434,696	256,570
Rental payments (IFRS 16)	(391,426)	-
Impairment	2,052,689	904,493
Benefit of tax loss carryforwards	9,857,098	5,278,416
	11,953,057	6,439,479
Unrecognized deferred tax asset	(11,953,057)	(6,439,479)
Deferred tax asset	-	-

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those temporary differences become deductible. In determining the recognition of a deferred tax asset, management considered the future profitability of the Group. While management expects the Group to return profits in the future, there is still an element of uncertainty and as such, no deferred tax asset has been recognized. The Group has also incurred costs during the year that are not deductible for tax purposes on a permanent basis.

F-41

11 (Loss) Earnings per share

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Basic (loss) earnings per share
From continuing operations attributable to the ordinary equity holders of the company	(53.12)	(40.52)
From discontinued operation	(0.80)	57.35
Total basic (loss) earnings per share attributable to the ordinary equity holders of the company	(53.92)	16.83

Reconciliation of (loss) earnings used in calculating (loss) earnings per share
Basic (loss) earnings per share
(Loss) profit attributable to the ordinary equity holders of the company used in calculating basic (loss) earnings per share:
From continuing operations	(57,278,276)	(40,266,233)
From discontinued operation	(857,554)	56,986,946
	(58,135,830)	16,720,713

Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used as the denominator in calculating basic (loss) earnings per share	1,078,231	993,604

Due to the losses from continuing operations during these periods, anti-dilutive instruments were excluded from the calculation of the diluted (loss) earnings per share. The excluded anti-dilutive instruments include 300,412 of options outstanding as at 31 March 2020 (31 March 2019: 151,019 options).

F-42

12 Intangible assets

	Capitalized Software Development	Software Acquired	Total
	USD	USD	USD
Cost:
At 31 March 2019	-	-	-
Additions	5,169,073	5,500,043	10,669,116
Disposals	-	-	-
At 31 March 2020	5,169,073	5,500,043	10,669,116
Amortization:
At 31 March 2019	-	-	-
Charges for the year	-	-	-
At 31 March 2020	-	-	-
Net carrying amount:
At 31 March 2020	5,169,073	5,500,043	10,669,116

External spend on software development is capitalized as an intangible asset in accordance with IAS 38 when control is obtained, future economic benefits of such software is probable and the cost of such software can be reliably measured. During the year ended 31 March 2020, the Group capitalized $5,169,073 of software development costs related to the ongoing build out of a digital asset exchange and custody solution which the Group considered their future benefits to be probable.

The Group also purchased software from a third party for potential consideration of $10,000,000. $8,500,000 of the fair value consideration is based on the integration of the software into the Diginex infrastructure and the delivery of future products with the balance of $1,500,000 contingent based on future trading volumes on the exchange. As at 31 March 2020, $5,500,043 had been paid to the seller via cash ($100,000) and 35,088 shares in the Company issued ($5,400,043). The additional $3,000,000 will be paid and capitalized on the completion of pre-agreed future milestones and the delivery of new products that will be built on the acquired software. On 1 June 2020, the Company has issued 3,899 shares equating the fair value of deliverables at that point in time of $600,056 and paid $400,000 related to the completion of milestones on 14 April 2020.

As at 31 March 2020, the Group has not amortized its intangible assets as the product was not fully available for use.

On 15 May 2020, as detailed in note 38, the Company pledged the intangible assets as security against the loan with Pelham Limited. The security was subsequently released on 29 June 2020.

F-43

13 Property, plant and equipment

	Furniture and fixtures	Office equipment	Leasehold improvements	High Performance Computers (discontinued operations)	Total
	USD	USD	USD	USD	USD
Year ended 31 March 2019:
Cost:
At 31 March 2018	11,695	125,831	-	4,867,806	5,005,332
Additions	61,578	178,418	2,133,521	25,549,556	27,923,073
Disposal of a subsidiary	-	-	-	(29,678,181)	(29,678,181)
Reclassification	-	-	-	(739,181)	(739,181)
At 31 March 2019	73,273	304,249	2,133,521	-	2,511,043
Depreciation:
At 31 March 2018	195	6,525	-	412,147	418,867
Change for the period	8,599	54,846	511,662	327,034	902,141
Reclassification	-	-	-	(739,181)	(739,181)
At 31 March 2019	8,794	61,371	511,662	-	581,827
Net carrying amount:
At 31 March 2019	64,479	242,878	1,621,859	-	1,929,216
Year ended 31 March 2020:
Cost:
At 31 March 2019	73,273	304,249	2,133,521	-	2,511,043
Adjustment for foreign exchange	1,027	1,903	12,715	-	15,645
Additions	-	69,875	-	-	69,875
At 31 March 2020	74,300	376,027	2,146,236	-	2,596,563
Depreciation:
At 31 March 2019	8,794	61,371	511,662	-	581,827
Adjustment for foreign exchange	(2,581)	507	5,375	-	3,301
Change for the period	10,520	64,516	716,678	-	791,714
At 31 March 2020	16,733	126,394	1,233,715	-	1,376,842
Net carrying amount:
At 31 March 2020	57,567	249,633	912,521	-	1,219,721

F-44

14 Right-of-use assets

Right-of-use assets relate to office space leased by the Group. The amount in respect of leases are as follows:

Properties
USD
Year ended 31 March 2019:
Opening net book amount, as previously reported	-
Effect of early adoption of IFRS 16 on 1 April 2018	-
Additions	5,678,624
Acquisition of a subsidiary	538,478
Depreciation	(1,387,004)
Closing net book amount	4,830,098
At 31 March 2019:
Cost	6,217,102
Accumulated depreciation	(1,387,004)
Net book amount	4,830,098

Year ended 31 March 2020:
At 1 April 2019	4,830,098
Additions	-
Adjustment for foreign exchange	14,645
Depreciation	(1,965,711)
Closing net book amount	2,879,032
At 31 March 2020:
Cost	6,217,102
Accumulated depreciation	(3,352,715)
Adjustment for foreign exchange	14,645
Net book amount	2,879,032

Details of leases that have been capitalized are included in note 28.

F-45

15 Loan receivables

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
At 1 April	8,218,228	-
Loan advance balance	479,748	15,700,000
Loan repayment	-	(2,000,000)
Loan novation (see note 20)	(4,323,530)	-
Impairment	(4,374,446)	(5,481,772)
At 31 March	-	8,218,228

In May 2018, the Group and Peter Yuan, a third party, entered into an agreement with the plan to establish a subsidiary in Taiwan (“Taiwan Sub”). With the purpose of funding the working capital of the Taiwan Sub, the Group assigned the loan with DHPC to Peter Yuan. In August 2018, the Group ceased the plan to establish the Taiwan Sub and the loan agreement was amended to state that any monies received by Peter Yuan would be immediately repayable to the Company. The loan amount was $15,000,000 of which $2,000,000 was repaid. At year end 31 March 2019, the outstanding loan balance of $13,000,000 was impaired by $4,781,772. During the year ended 31 March 2020, $4,323,530 was novated to be directly repaid by DHPC to the Company and accounted for as an amount due from an associate (note 20). The outstanding balance of the loan was fully impaired by $3,894,698 after management performed the analysis of expected credit losses (“ECL”).

On 22 July 2018, the Group entered into a loan agreement with Rise Tech Ventures Inc, a third party, amounting to $200,000. The loan receivable is unsecured, interest-bearing at 9% per annum and repayable on monthly installment over 36 months. At 31 March 2019, the Group fully impaired the $200,000 loan as well as interest charged but unpaid of $11,293 due to managements’ view that there is a reasonable probability that the loan will not be repaid.

On 20 February 2019, the Group signed a non-binding term sheet with a third party to establish a new subsidiary under the Group in the United States (“Americas”). In connection with the term sheet the Group advanced $500,000 to Americas during the year ended 31 March 2019 and $479,748 during the year ended 31 March 2020 for working capital purposes prior to a definitive agreement being signed. As at 31 March 2020 and 2019, the Group impaired the $479,748 and $500,000 advances, respectively, as the definitive agreement had not been signed.

F-46

16 Financial assets at fair value through profit or loss

	At 31 March	At 31 March
	2020	2019
	USD	USD
Listed equity investment, at fair value (a)	-	377,580
Unlisted investment, at fair value (b) and (c)	48,162	60,000
Adjustment for foreign exchange	849	-
	49,011	437,580

Note 16(a) Madison Holdings Group Limited

On 31 July 2018, 51% of the Group’s equity interest in DHPC was sold to Madison Holdings Group Limited (“Madison”), a third party, for a total consideration of $60,000,000, resulting in a gain from divestment of $59,127,340. The consideration was settled by cash of $10,000,000 and the issuance of 213,252,717 Madison shares, which are listed on the Growth Enterprise Market (“GEM”) of the Stock Exchange of Hong Kong. As of 31 March 2019, the Group held 3,681,399 Madison’s shares valued at $377,580. On 27 June 2019, the Group disposed all its remaining Madison’s shares and recorded a loss of $221,626.

Note 16(b):

Caspian

On 10 April 2018, the Group invested $200,000 in CSP Tokens issued by Caspian which amounted to 4,923,077 tokens value. The tokens are traded on digital exchanges such as KuCoin. As at 31 March 2019, the Group valued the investment based on the market value of the token which resulted in the Group recording a loss of $140,000, recorded at a median price between the average and closing price at 31 March 2019. As at 31 March 2020, the closing price further decreased to $0.004398 resulting in an additional loss of $38,200 to a carrying value of $21,652.

Note 16(c):

Agora

On 11 July 2018, the Group purchased 25,490,196 VOTE Tokens issued by Agora for $1,000,000, with each token being valued at $0.051. A 30% bonus was applied to the purchase hence increasing the number of tokens received. During the year ended 31 March 2019, Agora was classified as a financial asset at amortized cost since it was a privately owned company whose fair value is not readily determinable as the VOTE Tokens had yet to be listed on any digital asset exchanges. The Group had recorded an impairment loss of $800,000 against this investment. As at 31 March 2019, the Group’s investment in Agora was $200,000.

In September 2019, the VOTE token issued by Agora was listed on an exchange, Bitmart. As a result of the listing and the establishment of a market value for the asset, the Group consequently updated its classification of Agora as a financial asset held at fair value through profit and loss. As at 31 March 2020, each token was valued at $0.00104 and the investment in Agora was further reduced, by way of a fair value adjustment, by $172,699 to carrying value of $26,510.

F-47

17 Financial assets at amortized cost

	At 31 March	At 31 March
	2020	2019
	USD	USD
Unlisted investments, at amortized cost (a)	1,650,000	3,610,000
Acquisition	267,773	-
Reclassification	(200,000)	-
Less: impairment	(1,316,259)	(1,960,000)
Adjustment for foreign exchange	(1,514)
	400,000	1,650,000

Note 17(a):

Shadow Factory Limited

In October 2018, the Group entered into an equity investment agreement to invest $1,250,000 in Shadow Factory Limited (“Shadow Factory”) in exchange for 5,000 shares of Shadow Factory, which represented 5% of the then outstanding shares. Shadow Factory is a privately owned company whose fair value is not readily determinable. In June 2019, the Group purchased an additional 350 of ordinary shares, an additional 0.35%, for consideration of $267,773. As at 31 March 2020, Shadow Factory has prepared financial projections out for one year only. Following discussions with the management team regarding the future outlook of the business the Group prudently impaired the investment by $1,317,773 to $200,000.

Nynja Group Limited

In February 2018, the Group entered into an equity investment agreement to invest $860,000 in Nynja Group Limited (“Nynja”). Nynja is a privately owned company whose fair value is not readily determinable. During the year ended 31 March 2019, the Group invested $860,000 to Nynja and capitalized $500,000 of an outstanding receivable to equity in the company which increased the shareholding to 6.8% and total investment to $1,360,000. On 31 March 2019, the Group recorded an impairment loss on the investment of $1,160,000. As at 31 March 2020 and 31 March 2019, the Group’s value of its investment in Nynja was $200,000.

The reclassification is the result of the listing of the VOTE Tokens issued by Agora which allows the Group to obtain a market value for the asset. The Group now classifies the asset as a financial asset held at fair value through profit and loss during the year ended 31 March 2020 (note 16).

The above investments at 31 March 2020 were classified as financial assets at amortized cost as the group has not elected to recognize the fair value or loss through other comprehensive income.

F-48

18 Goodwill

	At 31 March	At 31 March
	2020	2019
	USD	USD
Opening net book amount	-	-
Acquisition of a subsidiary (note 35)	-	457,818
Impairment	-	(457,818)
Closing net book amount	-	-

During the year ended 31 March 2019, goodwill of $457,818 arose from the acquisition of Altairian Capital Holdings Limited, now known as Diginex (UK) Limited, whose principal activity is investment holdings. The acquisition was completed on 14 December 2018.

Goodwill was allocated to the acquired business upon acquisition. For the year ended 31 March 2019 the Company assessed the value of the business based on the future financial projections the business could generate. Given a change in economic conditions the directors assessed the recoverable amount of the business and determined that an impairment loss on the goodwill should be recognized for the year ended 31 March 2019. The impairment loss has been booked through profit and loss. At the year ended 31 March 2020, management reassessed the impairment and noted no changes.

19 Trade receivables, prepayments, deposits and other receivables

19.1 Trade receivables

	At 31 March	At 31 March
	2020	2019
	USD	USD
Trade receivables	186,158	212,298
Less: loss allowance	(113,381)	(108,000)
Adjustment for foreign exchange	(125)	-
	72,652	104,298

Trade receivables are non-interest bearing and generally have credit terms of 30 days.

F-49

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss provision, is as follows:

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Less than 1 month	68,694	-
Between 1 month and 3 months	3,958	-
Over 3 months	-	104,298
	72,652	104,298

The movements in the loss allowance for impairment of trade receivables are as follows:

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
At the beginning of the year	108,000	-
Write off of trade receivables (a)	(108,000)	-
Provision for impairment for trade receivables	113,381	108,000
At the end of the year	113,381	108,000

The carrying amounts of trade receivables approximate their fair values.

Note (a) – During the year ended 31 March 2020, management determined that a trade receivable would be uncollectable and reversed the provision from the year ended 31 March 2019. The provision was written off of the accounts receivable balance.

F-50

19.2 Prepayment, deposits, and other receivables

		At 31 March	At 31 March
	Notes	2020	2019
		USD	USD
Non-current:
Deposits	(a)	1,246,947	1,246,947
Current:
Deposits		88,039	45,810
Prepayments	(b)	1,197,682	56,129
Other receivables	(c)	522,458	90,543
		1,808,179	192,482
		3,055,125	1,439,429

Note 19.2(a): On 16 June 2018, the Group entered into a lease agreement for an office located in Hong Kong with a security deposit of $1,246,947. The Group will owe monthly rental payments of HKD1,455,744 (approximately $187,000) until the lease agreement terminates on 15 June 2021.

Note 19.2(b): Included in prepayments is an amount of $900,315 which relates to issued shares in the Company to service provider as an advanced payment on services to be provided. The shares were issued on 15 March 2020.

Note 19.2(c): Included in other receivables is a promissory note due from 8i Enterprises of $100,000 which was entered into on 3 March 2020. After the year ended 31 March 2020, the Company entered into another promissory note with 8i Enterprises of $287,500 in June 2020.

20 Amount due from an associate – DHPC

	At 31 March	At 31 March
	2020	2019
	USD	USD
At 1 April	1,991,988	-
Novation (note 15)	4,323,530	-
Working capital advance	226,308	1,991,988
Loan receivable	2,000,000	-
Repayment	(814,572)	-
Impairment	(6,749,833)	-
At 31 March	977,421	1,991,988

Diginex had advanced DHPC working capital, with a balance outstanding as at 31 March 2019 of $1,991,988. During the year ended 31 March 2020, $4,323,530 of a loan receivable from Peter Yuan was novated to DHPC (note 15) and hence the amount became collectable directly from DHPC. The Company also advanced DHPC an additional $226,308 of working capital during the year.

F-51

In 28 June 2019, Diginex entered into an additional loan agreement with DHPC in the amount of $2,000,000 to be used for the purchase of new high-performance computing equipment. The loan is interest bearing at 5% annum and repayable from 75% of DHPC EBITDA if the funding is used to purchase the equipment.

As at 31 March 2020 the combined amounts due from DHPC were impaired by $6,749,833 to leave an outstanding balance of $977,421. Since 31 March 2020, $700,000 has been received with the balance expected to be received following the sale of some high-performance computing equipment.

DHPC has ceased operations which has resulted, in part, with the impairment of the outstanding loans.

21 Related party transactions

21.1 Controllership of the Group

The Group is controlled by the following entities:

			Ownership interest
Name	Type	Place of incorporation	31 March 2020	31 March 2019
Pelham Limited	Investment	Hong Kong	22.8%	45.2%
DHC Investments Limited	Investment	Hong Kong	21.8%	27.3%

21.2 Transactions with other related parties

In addition to those related party transactions and balances disclosed elsewhere in the combined and consolidated financial statements, the Group had the following transactions with its related parties during the reporting year/period:

		Year ended 31 March 2020	Year ended 31 March 2019
	Notes	USD	USD
Amounts received (paid) per the following:
Interest charged by shareholders	(a)	(1,333,480)	(393,038)
Finance fees on loans from shareholders	(a)	-	(70,250)
Services agreement with a shareholder	(b)	151,288	120,822
Interest charged on notes payable	(c)	(57,064)	-
Shares issued to an existing shareholder	(d)	(155,030)	-
Custody service income from a shareholder	(e)	4,108	-
Repurchase of shares	(f)	-	(6,619,463)

21.2(a): The interest expense and draw down fees paid to the shareholders were pursuant to the terms in the loan agreements entered between the Company and shareholders.

F-52

21.2(b): The amounts received from a shareholder were pursuant to the terms of services agreements between the Company and a shareholder. Services include the provision of administrative duties.

21.2(c): The interest expense on loan notes is pursuant to terms in note agreements entered between Diginex Capital Limited, a subsidiary of the Company, employees, and a shareholder (note 30).

21.2(d): During the year, existing shareholders of the Company was issued share capital for consulting services. This non-cash amount was recorded to consulting expenses during the year ended 31 March 2020.

21.2(e): During the year, a shareholder, Pelham Limited, used the custody service offered by Digivault and was charge a fee on an arms-length basis.

21.2(f): During the year ended 31 March 2019, the company purchased Diginex stock from a former employee for a value of $6,619,463. The purchase consisted of two transactions:

●	Cash payment of $3,144,943
●	Allocation of Madison Holdings Group Limited stock which Diginex took ownership of as consideration of the partial divestment of DHPC valued at $3,474,520

21.3 Amounts due from related companies

The amounts due from related companies as at 31 March 2020 and 31 March 2019 are unsecured, interest-free and repayable on demand. At 31 March 2020, the amounts due from related companies were asset management fund entities set up in the Cayman Islands as part of the Asset Management business. Prior to the launch of the asset management fund entities all shares were owned by the Group. Diginex now only holds management shares post the launch of the funds. At 31 March 2019, the related companies were other companies controlled by Miles Pelham, a director of the Company.

21.4 Amounts due from shareholders

The amounts due from shareholders are unsecured, interest-free and repayable on demand.

Name	Maximum amount outstanding during the year	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Pelham Limited	25,664	-	25,664
DHC Investments Limited	75,435	37,278	75,435
Various	448	448	-
		37,726	101,099

F-53

21.5 Amounts due to directors

The amounts due to directors were unsecured, interest-free and had no fixed terms of repayment.

Name	Maximum amount outstanding during the year	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Miles Pelham	327,573	28,214	327,573
Richard Byworth (a)	1,000,000	243,117	29,122
Paul Ewing	103,273	103,273	-
Gemini Lo	160	-	160
		374,604	356,855

Note 21.5(a): On 5 September 2018, the Company advanced $1m to Richard Byworth which was returned in full to the Company on 1 November 2018. There was no interest charged on this advance.

21.6 Loans from shareholder

	At 31 March	At 31 March
	2020	2019
	USD	USD
1 April	10.406,249	-
Loans advanced	5,332,303	14,625,561
Loan repayments received	(4,850,000)	(4,612,350)
Interest charged	1,333,480	393,038
Interest repayments	(1,510,469)	-
31 March	10,711,563	10,406,249

The outstanding loan from a shareholder, Pelham Limited, is unsecured, interest-bearing at 12.5% per annum and repayable on 31 July 2021 which can be further extended for six months or beyond at the shareholder’s discretion or terminated on the public listing of the Company. The credit facility extends to $20m. This loan was re-classified in May 2020 from unsecured to secured as detailed in note 38 with the security subsequently being released.

During the year ended 31 March 2019, there were two other interest-bearing shareholder loans. DHC Investments and Melissa McDermott extended loans of $3.5m and $1.0m respectively, both of which were fully repaid as of 31 March 2019.

F-54

21.7 Amounts due to shareholders

Name	Maximum amount outstanding during the year	At 31 March 2020	At 31 March 2019
	USD	USD	USD
Various	1,686	1,686	-
		1,686	-

21.8 Key Management Compensation

Salaries, benefits-in-kind, pensions, and share-based payments to key management personnel was $9,436,336 and $1,685,991 in 2020 and 2019, respectively. There were no post-employment benefits, other long-term benefits, or termination benefits made in either year. The totals include share-based payments of $7,392,836 and $222,218 in 2020 and 2019, respectively.

22 Client assets and liabilities

	At 31 March	At 31 March
	2020	2019
	USD	USD
As at 31 March 2020 client monies consisted of:
Cash	500,933	-
Digital Assets	42,977	-
	543,910	-

As at 31 March 2020, the Group held monies on behalf of clients. The monies were held to enable clients to execute OTC trades involving digital assts. Cash balances were held in bank accounts and the digital assets, which consisted of BTC were held in a Diginex wallet. The Group has control over these assets and bears the associated risks. There were no client assets held as at 31 March 2019.

23 Digital Assets

	At 31 March	At 31 March
	2020	2019
	USD	USD
Digital assets, at fair value	329,827	-

As at 31 March 2020, the Group held digital assets on exchanges to facilitate the Proprietary Trading business.

F-55

24 Share capital

	Number of
	shares	Amount
		USD
Ordinary shares, issued and fully paid:
At 31 March 2018	1,020,400	10,572,482
Shares issued during the year	7,424	2,412,868
Shares issued for consulting services (b)	990	242,635
Shares issued as consideration for acquisition of a subsidiary	816	199,920
Expenses related to raise of capital	-	(44,985)
Shares repurchased during the year (a)	(55,727)	-
At 31 March 2019	973,903	13,382,920
Shares issued during the year	214,753	31,831,174
Shares issued for consulting services (b)	17,081	2,709,854
Shares issued for intangible assets (c)	35,088	5,400,043
Shares issued to employees (d)	10,522	1,745,447
Expenses related to raise of capital	-	(913,159)
At 31 March 2020	1,251,347	54,156,279

Note 24(a): The Company repurchased 55,727 of its shares for a total consideration of $6,619,463 which was paid wholly out of retained profits in accordance with section 257 of the Hong Kong Companies Ordinance and cancelled the shares. The total amount paid for the purchase of the shares has been charged to retained profits of the Company under IAS 32. The consideration was settled by cash and listed equity investments held by the Company.

Note 24(b): Shares were issued to consultants at the fair value for the services rendered during the year. In addition, 5,850 shares were issued in line with future contractual service obligations to be provided by a service provider and these shares were issued at the fair value of the services to be provided. The cost of this advance issuance of shares is included in prepayments on the combined and consolidated statement of financial position.

Note 24(c): As per note 12 the company issued 35,088 shares for the purchase of an intangible asset. The shares were issued at the fair value of the asset acquired.

Note 24(d): Shares were allocated to employees who participated in the salary deferral scheme and a contractual obligation (note 5).

Note 24(e): As at 31 March 2020, 182,341 shares were held under a nominee trust structure in the name of two key management employees of the Company, one being a director.

25 Share options

The Group has adopted a share option scheme (the “Scheme”). The Scheme held options equivalent to 15% of the total share capital of Diginex Limited and may be allocated to employees of the Group at the absolute discretion on the directors of the Company. During the year ended 31 March 2020, the Group made two changes to the structure of the share option scheme:

-	Reduced the strike price from $0.10 to zero as at 18 December 2019
-	Increased the pool from 15% to 20% of Diginex Limited share capital as at 13 February 2020

F-56

Options granted can be exercised after 36 months from commencement of employment with the Company or on other conditions as detailed in the scheme policy. The options give the holder the rights to receive ordinary shares in the Company.

The options are issued based on a percentage holding rather than absolute number of shares. Had all options been exercised as at 31 March 2020, this would have resulted in 300,412 (March 2019: 151,019) shares being issued. Options are granted under the plan for no consideration and carry no dividend or voting rights. The details of these share options are summarized as follows:

	Year ended 31 March 2020		Year ended 31 March 2019
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
As at the beginning of the year	$0.1	151,019	$0.1	48,453
Increase in options allotted from prior period (a)	$0.1	42,072	-	-
Granted during the period	$0.0	135,829	$0.1	102,566
Exercised during the period	-	-	-	-
Forfeited during the period	-	(28,508)	-	-
As at the end of the period	$0.0	300,412	$0.1	151,019
Vested and exercisable		-		-

Note 25(a): As the share options are issued based on a percentage of outstanding shares, when new shares are issued the number of options previously issued changes accordingly.

No options expired or vested during the periods covered by the above tables, however, some were forfeited when holders ceased employment with the Company. The options outstanding at the ended 31 March 2020 have a weighted average remaining contractual life of 1.19 years.

The fair value of the share options as at 31 March 2020 was $46,233,440 (weighted average fair value per share option: $153.90 each) of which the Group recognized a share option expense of $9,722,202. As at 31 March 2019, the fair value of the share options was $5,201,072 (weighted average fair value per share option: $34.44 each) of which the group recognized a share option expense of $634,462.

The charge to the profit and loss during the year ended 31 March 2020 has accumulated via:

●	Amortization of options value brought forward as at 1 April 2019 ($2,518,395)
●	Incremental value from first modification, change in strike price ($4,828,042)
●	Incremental value from second modification, increase pool size to 20% ($2,375,765)

F-57

The fair value at grant date for options issued prior to the first modification is independently determined using a binomial model, taking into account the exercise price, the term of the option, the impact of dilution (where material), the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk free interest rate for the term of option and the correlations and volatilities of the peer group companies.

The model inputs for options granted prior to the first modification included:

(i)	options are granted for no consideration
(j)	exercise price: $0.1 per share
(k)	grant date: on the employment date
(l)	expiry date: September 2020 to July 2022
(m)	share price at grant dates: $9.99 to $136.41
(n)	expected price volatility of the Company’s shares: average 45.05%
(o)	expected dividend yield: 0%
(p)	risk-free interest rate: average 2.55%

On 18 December 2019, the Group reduced the exercise price from $0.1 to $0. At this point in time the Company has been issuing equity at a consistent price of $153.90 and due to the removal of a strike price all options were revalued at 18 December 2019 to maturity at $153.90 with no other variables applied. The fair value of the options at the date of the modification was determined to be $23,338,102. The incremental fair value of $4,828,042 was recognized as an expense over the period from the modification date to the end of the remaining vesting period. The fair value of the modified options was determined using the same models and principles as described above, with the following model inputs:

(i)	options are granted for no consideration
(j)	exercise price: $0 per share
(k)	grant date: on the employment date
(l)	expiry date: September 2020 to December 2022
(m)	share price at modification date: $153.90
(n)	expected price volatility of the Company’s shares: N/A
(o)	expected dividend yield: 0%
(p)	risk-free interest rate: N/A

On 13 February 2020, the Group increased the percentage of share options relevant to the total share capital of Diginex Limited from 15% to 20%. The fair value of the additional options granted on the modification date was $16,752,679 of which $2,375,765 was recognized as an expense over the period from the modification date to the end of the remaining vesting period. The fair value of the additional options on the modification date was determined using the same models and principles as described above, with the following model inputs:

(i)	options are granted for no consideration
(j)	exercise price: $0 per share
(k)	grant date: on the employment date
(l)	expiry date: September 2020 to December 2022
(m)	share price at modification date: $153.90
(n)	expected price volatility of the Company’s shares: N/A
(o)	expected dividend yield: 0%
(p)	risk-free interest rate: N/A

F-58

26 Other reserves

Nature and purpose of reserves

26.1 Share-based payment reserve

The share-based payment reserve comprises the fair value of share options granted which are yet to be exercised, as further explained in the accounting policy for share-based payments in note 2.5 to the combined and consolidated financial statements.

26.2 Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the combined and consolidated financial statement of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 2.5 to the combined and consolidated financial statements.

26.3 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained in the business.

On 2 March 2020, the Group acquired the remaining 25% interest in Bletchley Park Asset Management Jersey Limited in consideration for $100,000. As a result, the non-controlling interest was fully reversed and the difference between the noncontrolling interest adjustment and the consideration, amounting to $375,920, was recognized as a reserve in accumulated losses (note 34).

27 Dividends

	Year ended 31 March 2020	Year ended 31 March 2019
	USD	USD
Dividend paid and recognized as distribution during the year
Interim dividends – $20.24 per ordinary share	-	20,000,000

28 Lease liability

The Group entered into a lease agreement for a shared facility in Hong Kong commencing on 15 June 2018 and expiring on 14 June 2020. The Group will owe monthly rental payments of HKD 33,000 (approximately $4,200).

On 16 June 2018, the Group entered into a lease agreement for an office located in Hong Kong and paid a security deposit of $1,246,947. The Group will owe monthly rental payments of HKD 1,455,744 (approximately $187,000) until the lease agreement terminates on 15 June 2021.

The Group entered into a short-term rolling lease agreement for an office located in Tokyo, Japan, commencing on 1 June 2018. The Group will owe monthly rental payments of JPY 465,369 (approximately $4,300). The lease was terminated post 31 March 2020 with no plans to entered into another office lease agreement in Japan. The Group has also elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

F-59

The Group entered into a short-term rolling lease agreement for an office located in London, United Kingdom, commencing on 19 November 2018. The Group will owe rental payments of GBP 6,250 (approximately $7,700). An additional short-term lease agreement was entered into from 30 September 2019 with monthly payments of GBP 3,800 (approximately $4,680), Both lease agreements were terminated post 31 March 2020. A new lease will be entered into post Covid-19 restrictions being lifted. The Group has also elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

On 1 March 2018, the Group entered into a lease agreement for an office located in St. Hellier, Jersey. The Group will owe quarterly rental payments of GBP 14,970 (approximately $18,700) until the lease agreement terminates on 28 February 2027. Post 31 March 2020, the Group has sublet some of the office space.

On 1 May 2018, the Group entered into a short-term rolling lease agreement for an office located in Berlin, Germany with a monthly rolling expense of €1,945 (approximately $2,100). Post 31 March 2020, the lease was terminated. There are no plans to enter into a new office lease in Germany. The Group has also elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

On 1 August 2019, the Group entered into a 12-month office lease in Boston, MA, USA. The Group will owe monthly rental payments of $6,826 per month. The Group has also elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis

On 13 January 2020, the Group entered into a short-term office lease in Singapore. The Group moved to a different office space on 1 March 2020 with a lease end date of 31 August 2020 and will owe monthly rental payments of SGD 5,182 (approximately $3,725) per month. The Group has also elected simplified accounting for short-term leases of 12 months or less and an expense is recognized in the period of the lease on a straight-line basis.

F-60

Changes in lease liability is as follows:

	At 31 March	At 31 March
	2020	2019
	USD	USD
At 1 April	5,022,838	5,678,624
Adjustment for foreign exchange	(15,204)	-
Lease liability acquired (note 34.1)	-	559,601
Interest expense (note 8)	460,983	430,233
Reduction in lease liability	(2,390,366)	(1,645,620)
At 31 March	3,078,251	5,022,838

Classified in the combined and consolidated statement of financial position as follows:

	At 31 March	At 31 March
	2020	2019
	USD	USD
Current	2,132,877	1,944,507
Non-current	945,374	3,078,331
At 31 March	3,078,251	5,022,838

Maturity of lease liability is as follows:

	At 31 March	At 31 March
	2020	2019
	USD	USD
Not later than one year	2,358,076	2,413,181
Later than one year and not later than five years	932,667	3,196,046
Later than five years	58,248	150,275
	3,348,991	5,759,502
Finance costs	(270,740)	(736,664)
Present value of minimum lease payments	3,078,251	5,022,838

The lease commitments have been discounted to calculate a present value of commitments. For Hong Kong leases, a rate of 12.5% has been used. This reflected the rate the Company is borrowing at from a shareholder. For the other leases, the local rate to borrow in the relevant jurisdiction has been applied.

F-61

29 Other payables and accruals

	At 31 March	At 31 March
	2020	2019
	USD	USD
Accounts payable (a)	7,735,010	1,038,632
Accruals	1,132,792	383,917
Deferred compensation (b)	614,081	-
Other payables	233,049	364,915
	9,714,932	1,787,464

Note 29(a): Accounts payable relates to unpaid expenses incurred during the ordinary course of business including software development costs and legal fees in association with the transaction as described in note 1.

Note 29(b): During the year the Group engaged in a salary deferral program. As at 31 March 2020, $614,081 was due to employees that participated. A further $342,566 was also due to directors who participated in the program and is classified as amounts due to directors in the combined and consolidated statement of financial position.

30 Notes payable

Diginex Capital Limited, a subsidiary registered in the United Kingdom and operating as an Authorized Representative of Starmark, issued a loan note with a value date of 6 September 2019. Starmark is regulated by the Financial Conduct Authority (“FCA”), the financial services regulatory body in the United Kingdom. The loan note was available to employees of Diginex and shareholders only due to regulatory constraints. The loan note was structured in $5,000 units and pays interest of 15% per annum and interest payments are made on a quarterly basis. As of 31 March 2020, Diginex Capital raised $675,000 and accrued $57,064 of interest payable as noted in note 8. The proceeds of the loan note were advanced via an intercompany loan to Diginex Markets, a Hong Kong subsidiary. Diginex Markets used the loan advanced as capital to trade digital assets on a proprietary basis. Diginex Capital charges Diginex Markets 15% interest per annum. The interest paid on the both the loan note and intercompany loan is fixed at 15% and does not vary based on the performance of the proprietary trading desk. The loan notes were fully redeemed on 1 June 2020.

31 Contingent liabilities

As per note 12, the Group purchased software for consideration of $10,000,000 of which $5,500,043 has been capitalized with a balance of $4,500,000 remaining. The additional $3,000,000 will be paid and capitalized on the completion of pre-agreed future milestones and the delivery of new products that will be built on the acquired software. The remaining $1,500,000 will be payable based on achieving future volumes targets executed on EQUOS, the Diginex exchange. The volume metrics need to be achieved by February 2021 and February 2022.

F-62

32 Reconciliation of liabilities arising from financing activities

	1 April 2019	Cash Flows	Other changes (i)	31 March 2020
	USD	USD	USD	USD

Borrowings	10,406,249	1,157,303	(170,550)	11,393,002

	1 April 2018	Cash Flows	Other changes (i)	31 March 2019
	USD	USD	USD	USD

Borrowings	-	10,116,732	289,517	10,406,249

(i)	Other changes include non-cash movements and interest payments which are presented as operating cash flows in the statement of cash flows.

During the year ended 31 March 2019, the Group entered into a credit facility with its majority shareholder and two short-term shareholder loans which were fully repaid during the year (see note 21.6 for details). The interest outstanding as at 31 March 2019 on the credit facility was $289,517. The group also engaged in short term funding from an international bank of $10,000,000 which was fully repaid during the year.

During the year ended 31 March 2020, the Group continued to draw down and repay the credit facility and related interest (see note 21.6 for details). Additionally, the group issued notes payable during the year (see note 30 for additional details). Interest on the credit facility of $112,524 and on the notes payable $6,439 remained outstanding as at 31 March 2020.

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33 Subsidiaries

The Group’s subsidiaries at 31 March 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group. The country of incorporation or registration is also their principal business place of business. Particulars of the subsidiaries as at 31 March 2020 are as follows:

Name of entity	Place of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Diginex Global Limited	Hong Kong	Investment holding	10,000 ordinary shares of HK$1 each	Direct 100%
Diginex Japan Limited	Japan	Solutions advisory service	155,021,671 ordinary shares of 1 Yen each	Indirect 100%
深圳市數塊鏈 科技有限公司 (“Diginex Limited China”)	The People’s Republic of China	Not yet commenced business	Registered capital of RMB300,000	Indirect 100%
Diginex Solutions Limited	Hong Kong	Investment holding	10,000 ordinary shares of HK$1 each	Direct 100%
Diginex Solutions (HK) Limited (fka Digipay Limited)	Hong Kong	Not yet commenced business	10,000 ordinary shares of HK$1 each	Indirect 100% (note b)
Diginex Financial Service Limited	Hong Kong	Investment holding	10,000 ordinary shares of HK$1 each	Direct 100%
Diginex Markets Limited	Hong Kong	Financial trading	10,000 ordinary shares of HK$1 each	Indirect 100%
Diginex Capital (Hong Kong) Limited	Hong Kong	Not yet commenced business	10,000 ordinary shares of HK$1 each	Indirect 100%

F-64

Name of entity	Place of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Diginex Capital Pte. Limited (fka Diginex Pte Limited)	Singapore	Provision of Digital Asset Exchange	100,000 ordinary shares of SG$1 each	Indirect 100%
Diginex SA	Switzerland	Not yet commenced business	100,000 ordinary shares of CHF1 each	Indirect 100%
Bletchley Park Asset Management (Hong Kong) Limited (fka Diginex Asset Management (Hong Kong) Limited)	Hong Kong	Fund Investment Manager	6,550,000 ordinary shares of HK$1 each	Indirect 100%
Diginex Strategic Limited	Hong Kong	Investment holding	10,000 ordinary shares of HK$1 each	Direct 100%
Diginex Ventures Limited	Hong Kong	Investment holding	10,000 ordinary shares of HK$1 each	Direct 100%
Diginex Data Centre Services Limited	Hong Kong	Data Centre Services	10,000 ordinary shares of HK$1 each	Indirect 100%
Diginex Co., Ltd. (Korea)	Republic of Korea	Not yet commenced business	20,000 ordinary shares of KRW 500 each	Indirect 100%
Diginex GmbH	Germany	Software development	25,000 ordinary shares of EUR1 each	Indirect 100%
Bletchley Park Asset Management Jersey Limited	Jersey	Fund investment manager	10,000 ordinary shares of US$1 each	Direct 100%

F-65

Name of entity	Place of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Digivault Limited	United Kingdom	Software development	3,400 ordinary shares of GBP1p each 600 ordinary B shares of GBP1p each	Direct 85% note (a)
Diginex (UK) Limited	United Kingdom	Investment holding	8,350 ordinary shares of GBP1p each	Direct 100%
1,650 preference shares of GBP1 each
Diginex Capital Limited	United Kingdom	Financial services	1 ordinary share of GBP1	Indirect 100%
Diginex Capital (Jersey) Limited	Jersey	Not yet commenced business	1,000,000 ordinary shares of par value USD0.01 each	Indirect 100%
Digivault (Jersey) Limited	Jersey	Not yet commenced business	1,000,000 ordinary shares of par value GBP0.01 each	Indirect 100%
Diginex USA LLC	United States	Advisory services	1,000 Class A shares of par value $0.01 each	Direct 100% (note b)
Diginex Solutions Pte Limited	Singapore	Technology service provider	10,000 ordinary shares of par value $1 each	Indirect 100%
Diginex Asset Management (Cayman) Limited	Cayman Islands	Holding company	1,276 ordinary shares of US$1 each	Indirect 100%
Diginex Global Market Holdings Limited	Hong Kong	Investment holding	10,000 ordinary shares of par value HK$1 each	Direct 100%

Note (a) – On 2 July 2019, Digivault Limited issued additional 3,399 ordinary shares of GBP1p and 600 B class ordinary shares of GBP1p each. The B class ordinary shares were purchased by employees. Both classes of shares carry the same voting rights but the B class ordinary shares had a restriction that they cannot be sold for 36 months. The issuance of B class ordinary shares created a 15% minority interest holding for the Group. During the year ended 31 March 2020, the minority interest booked to the combined and consolidated statement of profit and loss and balance sheet in relation to Digivault was $205,795.

Note (b) - After the year ended 31 March 2020 the Group disposed of Diginex Solutions (HK) Limited and Diginex USA LLC as detailed in note 38.

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34 Acquisitions

34.1 Bletchley Park Asset Management Jersey Limited

On 21 November 2018, the Group acquired a 75% interest in Bletchley Park Asset Management Jersey Limited. Bletchley Park Asset Management Jersey Limited acts as investment manager to Bletchley Park Asset Management Master Fund, Bletchley Park Asset Management Feeder 1 and Bletchley Park Asset Management US Feeder 1. The acquisition is for the purpose of potential business of provision of assets management services in the future. Acquisition costs were insignificant.

The fair values of the identifiable assets and liabilities of Bletchley Park Asset Management Jersey Limited acquired as at the date of acquisition were as follows:

USD
Net assets acquired:
Right-of-use assets	538,478
Prepayment, other receivables and other assets	17,670
Cash and bank balances	130,479
Lease liabilities	(559,601)
Other payables and accruals	(17,066)
Total identifiable net assets at fair value	109,960
Non-controlling interests of 25%	(27,490)
Gain on bargain purchase recognized in other gains in the combined and consolidated statement of profit or loss	(82,470)
Consideration	-
An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid	-
Cash and cash equivalents acquired	130,479
Net cash inflow generated from acquisition	130,479

Should the performance of Bletchley Park Asset Management Jersey achieve certain milestones, payments are required to be made to the former shareholders. A payment of $350 per share would be made if either:

●	Assets under management reach $50m and performance of assets is greater than 20% for that fiscal year
●	Assets under management reach $100m and performance of assets is greater than 10% for that fiscal year

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The above potential payments have not been reflected in the financial statements as Diginex are of the view that it is unlikely they will be achieved.

In addition to the above potential future payments, Diginex also agreed to fund working capital commitments of the Bletchley Park Asset Management Jersey of up to $1m.

The above transaction resulted in a bargain purchase being recognized on consolidation. Diginex considered if any intangibles assets could be recognized rather than booking such a gain but could not recognize any with any certainty. Diginex considered potential intangibles such as customers, employees, trading strategies and trade names/marks.

Had the acquisition of Bletchley Park Asset Management Jersey been completed on 1 April 2018, revenue for the year end 31 March 2019 would have been approximately $697,048 and for loss for the year ended 31 March 2019 approximately $408,390. The revenue and loss from the date of acquisition to 31 March 2019 was approximately $46,763 and $357,776 respectively.

On 2 March 2020, the Group acquired the remaining 25% interest in Bletchley Park Asset Management Jersey Limited for consideration of $100,000. As a result, the non-controlling interest of $275,920 was fully reversed and the difference between the noncontrolling interest adjustment and the consideration of $375,920 was recognized in other reserves within accumulated losses on the combined and consolidated statement of changes in equity.

The payment of the $100,000 is payable on:

$25,000	completion of transaction
$25,000	on 29 March 2020 (cash cleared the Company bank account on 2 April 2020)
$50,000	30 days after Diginex lists on Nasdaq

On a consolidation level per IFRS 10, the 25% noncontrolling interest that had accumulated on the balance sheet from the date of acquisition of 75% through 2 March 2020 when 100% ownership was acquired, is as follows:

-	Acquisition 21 Nov 2018:	($27,490)
-	01 Dec 2018 – 31 Mar 2019:	$89,444 (25% of BPAMJ net loss for the period)
-	01 Apr 2019 – 02 Mar 2020:	$213,966 (25% of BPAMJ net loss for the period)
-	Total	$275,920 (25% share of net loss since acquisition)

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34.2 Diginex (UK) Limited (formerly known as “Altairian Capital Holdings Limited”)

On 14 December 2018, the Group acquired a 100% interest in Diginex (UK) Limited (formerly known as “Altairian Capital Holdings Limited”). Diginex (UK) Limited is engaged in investment holding. The acquisition provided a structure to launch fund related products in the United Kingdom. Acquisition costs were insignificant.

The fair values of the identifiable assets and liabilities of Diginex (UK) Limited acquired as at the date of acquisition were as follows:

USD
Net assets acquired:
Prepayment, other receivables and other assets	5,724
Cash and bank balances	5,994
Loan to third party	43,080
Other payables and accruals	(52,614)
Total identifiable net assets at fair value	2,184
Goodwill on acquisition	457,818
Consideration	460,002
Satisfied by:
Cash	260,082
Shares	199,920
460,002

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid	(260,082)
Cash and cash equivalents acquired	5,994
Net cash used in acquisition	(254,088)

Had the acquisition of Diginex (UK) Limited been completed on 1 April 2018, revenue for the year end 31 March 2019 would have been zero and the loss for the year ended 31 March 2019 approximately $548,549. The revenue and loss from the date of acquisition to 31 March 2019 was approximately zero and $272,862, respectively.

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35 Discontinued Operations

35.1 Summary

There are two components that make up discontinued operations as detailed in notes 35.2 and 35.3.

	At 31 March 2020	At 31 March 2019
	USD	USD
Profit (loss) from discontinued operation (attributable to the ordinary equity holders of the Company)
DHPC – note 35.2	-	57,319,854
Solutions business – note 35.3	(857,554)	(332,908)
Profit (loss) from discontinued operations	(857,554)	56,986,946

35.2 DHPC

On 31 July 2018, the Group sold 51% equity interest in a subsidiary. The disposition was reported in the combined and consolidated financial statements for the year ended 31 March 2019 as a discontinued operation. A summary of the results is below.

Period from 1 April 2018 to 31 July 2018
USD
Revenue	1,063,273
General and administrative expenses	(2,668,700)
Other gains	23,767
Finance costs	(225,826)
Loss (income) before tax	(1,807,486)
Income tax expense	-
Loss (income) after income tax of discontinued operation	(1,807,486)
Gain on sale of the subsidiary after income tax	59,127,340
Profit from discontinued operations	57,319,854

Net cash inflow (outflow) from operating activities	(2,111,958)
Net cash (outflow) from investing activities	(15,550,618)
Net cash inflow from financing activities	27,949,691
Net increase (decrease) in cash generated by the subsidiary	10,287,115

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Details of the sale of the subsidiary:

The consideration of $60,000,000 was settled by cash of $10,000,000 and $50,000,000 by allotting and issuing 213,252,717 shares of Madison Holdings Group Limited, the shares of which are listed on the GEM of The Stock Exchange of Hong Kong Limited. The disposal was completed on 31 July 2018.

The carrying amount of assets and liabilities as at the date of disposal were:

USD

Property, plant and equipment	29,678,181
Digital assets	301,610
Trade and other receivables	1,186,154
Cash and bank balances	1,062
Trade and other payables	(685,997)
Loan payables	(27,949,691)
Identified net assets	2,531,319
Net assets disposed of (51%)	(1,290,972)
Waiver of shareholder loan	418,312
Gain on disposal of subsidiary	59,127,340
Consideration received	60,000,000

Assets and liabilities of disposal group:

For the period as at 31 March 2018, the assets and liabilities of DHPC were the following:

At 31 March
2018
USD
ASSETS
Non-current assets
Property, plant and equipment	4,455,658
Investment in subsidiary	50,000
Total non-current assets	4,505,658
Current assets
Prepayment, deposits and other receivables	128,945
Digital assets	234,634
Cash and cash equivalents	63,147
Total current assets	426,726
TOTAL ASSETS	4,932,384
EQUITY AND LIABILITIES
LIABILITIES

Current liabilities
Other payables and accruals	190,453
Amounts due to a shareholder	418,312
Amounts due to subsidiary	50,000
Amounts due to parent	4,815,414
Total current liabilities	5,424,179
TOTAL LIABILITIES	5,424,179

F-71

35.3 Solutions business

On 15 May 2020, Diginex Limited, together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex Limited. The sale also included the former employees related to the blockchain solutions business line (“Solutions business”) (note 38). The assets and liabilities of Diginex Solutions (HK) Limited and Diginex USA LLC have not been disclosed as available for sale as they are deemed immaterial.

A summary of the operating loss is below:

	At 31 March	At 31 March
	2020	2019
	USD	USD
Revenue	251,097	394,340
General and administrative expenses – note (a)	(1,108,651)	(727,248)
Loss from discontinued operations	(857,554)	(332,908)

Net cash inflow (outflow) from operating activities	70,331	-
Net cash (outflow) from investing activities	-	-
Net cash inflow from financing activities	-	-
Net (decrease) in cash generated discontinued operation	(787,223)	(332,908)

Note (a) – of the general and administrative expenses incurred, $70,331 related to a non-cash share award issued as part of the deferred compensation scheme (see note 5.1(b)).

F-72

36 Non-consolidated statement of financial position and reserve movement of Diginex Limited

36.1 Non-consolidated statement of financial position of Diginex Limited

	At 31 March	At 31 March
	2020	2019
	USD	USD
ASSETS
Non-current assets
Property, plant and equipment	1,113,420	1,875,642
Right-of-use assets	2,444,587	4,293,244
Loan receivables	-	8,218,228
Investments in subsidiaries	1,286,425	606,410
Financial assets at fair value through profit or loss	49,011	437,580
Financial assets at amortized cost	400,000	1,650,000
Prepayment, deposits and other receivables	1,246,947	1,246,947
Amount due from an associate	-	1,991,988
Total non-current assets	6,540,390	20,320,039
Current assets
Trade receivables	58,497	45,000
Prepayment, deposits and other receivables	655,827	119,605
Amounts due from related companies	12,529	11,279
Amounts due from subsidiaries	21,416,501	2,075,526
Amounts due from shareholders	37,726	101,099
Amount due from an associate	977,421	-
Cash and cash equivalents	194,970	189,083
Total current assets	23,353,471	2,541,592
TOTAL ASSETS	29,893,861	22,861,631
EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the Company
Share capital	54,156,279	13,382,920
Share-based payment reserve	10,356,664	634,462
Exchange fluctuation reserve	(53,498)	-
(Accumulated loss)	(62,420,984)	(13,737,174)
Total equity
	2,038,461	280,208
LIABILITIES

Non-current liabilities
Lease liabilities	551,704	2,591,798

F-73

	At 31 March	At 31 March
	2020	2019
	USD	USD
Current liabilities
Other payables and accruals	8,369,982	1,616,654
Amounts due to directors	374,604	356,855
Loans from shareholders	10,711,563	10,406,249
Amounts due to subsidiaries	5,790,326	5,742,701
Amounts due to shareholders	1,686	-
Lease liabilities	2,055,536	1,839,486
Tax payable	-	27,680
Total current liabilities	27,303,696	19,989,625
Total liabilities	27,855,400	22,581,423
TOTAL EQUITY AND LIABILITIES	29,893,861	22,861,631

36.2 Non-consolidated reserve movement of Diginex Limited

	Share-based payment reserve	Foreign currency translation reserve	(Accumulated losses)	Total
	USD	USD	USD	USD
At 1 April 2018	-	-	290,467	290,467
Shares repurchased	-	-	(6,619,463)	(6,619,463)
Total comprehensive income for the year	-	-	12,591,822	12,591,822
Interim 2019 dividend	-	-	(20,000,000)	(20,000,000)
Equity-settled share-based payments	634,462	-	-	634,462
At 31 March 2019	634,462	-	(13,737,174)	(13,102,712)
At 1 April 2019	634,462	-	(13,737,174)	(13,102,712)
Total loss for the year	-	-	(48,683,810)	(48,683,810)
Total other comprehensive income for the year	-	(53,498)	-	(53,498)
Equity-settled share-based payments	9,722,202	-	--	9,722,202
At 31 March 2020	10,356,664	(53,498)	(62,420,984)	(52,117,818)

F-74

37 Financial risk management

37.1 Market risk factors

The Group’s activities expose it to a variety of market risks: price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The risks are minimized and not concentrated by the financial management policies and practices described below.

37.1.1 Price risk

The group’s exposure to equity securities price risk arises from investments held by the Group and classified in the combined and consolidated statement of financial position as at FVTPL (note 16). As at year end the Groups investment in listed equity securities was not considered material.

37.1.2 Foreign currency risk

The Group operates primarily in USD and HKD. The two currencies are pegged within a range and as such the Group currently has a reduced exposure to foreign currency risk. The Group currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise. The material balance sheet items are denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed.

37.1.3 Interest rate risk

The Group has no interest rate risk because there are no significant borrowings at variable interest rates. The Group currently does not have an interest rate hedging policy. However, management monitors interest rate exposure and will consider other necessary action when significant interest rate exposure is anticipated. The Group’s cash flow interest rate risk relates primarily to variable-rate bank balances. The exposure to the interest rate risk for variable rate bank balances is insignificant as the bank balances have a short maturity period.

37.2 Credit risk

The Group has exposure to credit risk arising from monies relating to loans advanced to third parties, shareholders, associates, trade receivables as well as deposits with bank. Credit risk is managed on a Group basis. The amount of the Group’s maximum exposure to credit risk is the amount of the Group’s carrying value of the related financial assets and liabilities as of the end of the reporting period.

37.2.1 Loans receivable

As at 31 March 2020 the Group has a loan outstanding, after impairment, of $977,421 which was due from DHPC as detailed in note 20. $700,000 has been repaid since year end with the balance due to be repaid following the disposal of some high-performance computing equipment by DHPC. Given the value of the loan outstanding the Group as immaterial counterparty risk.

As at 31 March 2019, the Group had material counterparty risk due to the balances reported in notes 15 and 20. During the course of the year ended March 2020, these loan balances were impaired down to $977,421.

Following the impairment of loan balances as noted in note 20 the Group has immaterial counterparty risk.

F-75

37.2.2 Deposits with bank

In respect to the Group’s deposits with bank, the Group limits its exposure to credit risk by placing deposits with financial institution with high credit rating and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. As at 31 March 2020 and 2019, the Group has no significant concentration of credit risk in relation to deposit with bank.

37.2.3 Amounts due from related companies/shareholders/joint venture/an associate

If the parties are independently rated, these ratings are used. Otherwise, the Group’s risk measurement and monitoring process includes assessment of the credit quality of the parties, taking into account its financial position, past experience and other factors credit quality of the parties, taking into account its financial position, past experience and other factors.

Other than the credit risks mentioned above, the Group does not have any other significant concentrations of credit risk. The exposures to these credit risks are monitored on an ongoing basis.

37.3 Liquidity risk

37.3.1 Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations via a combination of investor funding and the available drawdown on a credit facility entered into with a shareholder as detailed in note 21.6. Whilst the shareholder loan has a maturity date of 31 July 2021, it can be further extended for six months or beyond at the shareholder’s discretion or terminated on the public listing of the Company.

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37.3.2 Maturities of financial liabilities

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each financial reporting period to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying amounts, as the impact of discounting is not significant.

	Within 1 year	1-5 years	Over 5 years	Total
	USD	USD	USD	USD
At 31 March 2020
Other payables and accruals	9,714,932	-	-	9,714,932
Lease liabilities	2,358,076	932,667	58,248	3,348,991
Loans from shareholders	10,711,563	-	-	10,711,563
Amounts due to shareholders	1,686	-	-	1,686
Client liabilities	543,910	-	-	543,910
Amounts due to directors	374,604	-	-	374,604
Notes payable	675,000	-	-	675,000
Tax payable	-	-	-	-
	24,379,771	932,667	58,248	25,370,686
At 31 March 2019
Other payables and accruals	1,787,464	-	-	1,787,464
Lease liabilities	2,413,181	3,196,046	150,275	5,759,502
Loans from shareholders	10,406,249	-	-	10,406,249
Amounts due to directors	356,855	-	-	356,855
Tax payable	27,680	-	-	27,680
	14,991,429	3,196,046	150,275	18,337,750

37.4 Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares or debt instruments. No changes were made in the objectives, policies or processes for managing capital during year ended 31 March 2020.

During the year ended 31 March 2020, a subsidiary of the group obtained a Type 4 and Type 9 license from the Hong Kong Securities and Futures Commission and is subject to minimal capital requirements. Other than this, the Group was not subject to any externally imposed capital requirements during the reporting periods.

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37.5 Fair values measurements

37.5.1 Fair value hierarchy

Per IFRS 9, all financial instruments are initially measured at fair value plus or minus transaction costs in the case of a financial asset or liability not at FVTPL. This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Fair value measurements using:
At 31 March 2020	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	49,011	-	-	49,011
Non-Recurring fair value measurements
Financial assets at amortized cost (a)	-	-	1,377,421	1,377,421
	49,011	-	1,377,421	1,426,432

Fair value measurements using:
At 31 March 2019	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	437,580	-	-	437,580
Non-Recurring fair value measurements	-	-	-	-
Financial assets at amortized cost (a)	-	-	11,860,216	11,860,216
	437,580	-	11,860,216	12,297,796

Note 37.5.1(a): Assets measured under Level 3 consist of:

	At 31 March 2020	At 31 March 2019
	USD	USD
Loan receivables, net of allowance	-	8,218,228
Financial assets at amortized cost	400,000	1,650,000
Amount due from an associate	977,421	1,991,988
	1,377,421	11,860,216

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37.5.2 Valuation techniques used to determine fair values

Below lists the valuation techniques and key inputs used by the Group to value its Level 3 financial assets. There has been no change in valuation techniques during the year.

Investment	Amount USD	Valuation techniques and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value and sensitivity

Shadow Factory	200,000	Review of 12 month financial projections and discussions with management	(i) Projected revenue growth and decline rate of 50%	(i): A slight increase in revenue rate used in isolation would result in a decrease in the fair value

Nynja	200,000	Discounted cash flow method	(i): Discount rate of 12.5% (ii) Projected revenue growth and decline rate of 20%	(i): A slight increase in the discount rate or revenue rate used in isolation would result in a decrease in the fair value

Amount due from an associate	977,421	Confirmed future cashflows	N/A	N/A

37.5.3 Reconciliation of Level 3 fair value measurements

	For the year ended 31 March 2020	For the year ended 31 March 2019
	USD	USD
At 1 April	11,860,216	-
Additions	2,973,829	18,601,988
Reclassification	(200,000)	-
Repayments	(814,572)	-
Impairment, through profit and loss	(12,440,538)	(6,741,772)
Adjustment for foreign exchange	(1,514)	-
At 31 March	1,377,421	11,860,216

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37.5.4 Fair value of financial assets and financial liabilities that are measured at amortized cost

Trade and other receivables, amounts due from an associate/shareholders/related companies, investments in privately held companies, loan receivables are measured at amortized cost. Management believes the carrying amounts of these financial assets measured at amortized cost approximate their Level 3 fair values.

Liabilities are categorized as fair value Level 2 as they are not traded on active markets, however the Group’s external borrowing rates can be used as a benchmark to estimate the fair value of the liabilities. The expectation is that the liabilities will be settled at cost.

38 Subsequent events

Post 31 March 2020, the Group has been impacted by COVID-19. From a revenue perspective, planned Capital Market mandates as well as the raising of assets under management for the Asset Management business have been negatively impacted. To mitigate the impact, the Group has undergone a restructuring which resulted in headcount reductions and the closure of offices in Tokyo and Berlin and temporarily in London. During this period however, the Group made significant advances in the development of the digital asset exchange, EQUOS.

On 6 May 2020, 8i Enterprises, the Group and its shareholders, and Singapore Newco entered into a third amendment to the share exchange agreement (the “Third Amendment”) to, among others, increase the number of Singapore NewCo ordinary shares issuable to the Group Shareholders from 20,000,000 to 25,000,000.

On 24 June 2020, 8i Enterprises, the Group and its shareholders, and Singapore Newco entered into a fourth amendment to the share exchange agreement (the “Fourth Amendment”) to, among others, exempt 5,000,000 out of the 25,000,000 Singapore Newco ordinary shares from otherwise applicable lock-up restrictions.

On 15 September 2020, the shareholders of 8i Enterprises voted to approve the proposed business combination transaction with Diginex Limited at a Special Meeting of Shareholders.

On 15 May 2020, Diginex Limited, together with Diginex Solutions Limited sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex Limited. The sale also included the departure of 17 employees related to the blockchain solutions business line (“Solutions business”). The consideration for the sale was $6m and Diginex also agreed to fund the Solutions business for 6 months which included paying salaries for those Solutions business employees, rent for the US office and incidentals up to $50,000 over the period. As a result, the Group recorded a net gain on sale of $4.5m on the transaction. The revenue and expenses related to the Solutions business for the years ended 31 March 2020 and 2019 have been included in discontinued operations. Refer to note 35.3 for additional details. Outstanding amounts relating to the Solutions liability were settled on 3 July 2020 at a discount of 20%. As at the date of signing these financial statements there was no outstanding liability.

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On 15 May 2020, security was pledged against the loan facility with Pelham Limited. The security consisted of:

●	Share charge over all the shares of Diginex Solutions Pte Limited
●	Security charge over all the assets of Diginex Solutions Pte Limited
●	Share charge over all the shares of Diginex Capital Pte Limited
●	Security charge over all the assets of Diginex Capital Pte Limited
●	Share charge over 85% of shares in Digivault Limited
●	Debenture charge over 85% of the assets of Digivault Limited

On 28 May 2020, the Group issued a 24 month secured convertible bond with a 10% coupon paid semi annually and a mandatory conversion into equity upon listing. As at the date of signing the financial statements the convertible bond had raised $25,000,000, out of which $485,000 was a non-cash conversion of deferred staff compensation.

On 1 June 2020, the Company issued 3,899 shares equating to $600,056 for completion of milestones related to the acquired intangible assets. Also related to the acquired intangible assets was a $400,000 payment made on 14 April 2020.

On 29 June 2020, the security pledged related to Diginex Solutions Pte Limited and Diginex Capital Pte Limited was released. On 27 July 2020, the security pledged related to Digivault Limited was release.

As of 9 September 2020 and at the date of this report there is no outstanding balance on the shareholder loan as the credit facility has been repaid via the Solution Business transaction, cash payments, investment into the convertible bond and an equity investment in the Company.

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PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION AS OF JULY 31, 2020

(UNAUDITED)

	(A)	(B)	Reflecting Actual Redemptions on September 11, 2020
	Diginex	JFK	Pro Forma Adjustments		Pro Forma Balance Sheet

ASSETS
Property, plant and equipment	$1,031,867	$-	$-		$1,031,867
Right-of-use assets	2,393,246	-	-		2,393,246
Software development	13,536,531	-	-		13,536,531
Financial assets at fair value through profit or loss	49,012	-	-		49,012
Financial assets at amortized cost	403,191	-	-		403,191
Cash held in Trust Account	-	59,246,412	(59,246,412)	(1)	-
Non-current assets	17,413,847	59,246,412	(59,246,412)		17,413,847

Trade receivables	4,297	-	-		4,297
Prepayment, deposits and other receivables	3,521,352	72,879	(387,500)	(10)	3,206,731
Client assets	4,805,050	-	-		4,805,050
Amounts due from an associate	276,234	-	-		276,234
Amounts due from shareholders	37,072	-	-		37,072
Cash and cash equivalents	1,668,507	5,382	59,246,651	(1)	23,649,311
			(1,852,403)	(2)
			(472,597)	(3)
			(35,276,229)	(4)
			330,000	(8)

Current assets	10,312,512	78,261	21,587,922		31,978,695

TOTAL ASSETS	$27,726,359	$59,324,673	$(37,658,490)		$49,392,542

EQUITY
Ordinary shares, no par value; unlimited shares authorized; 2,442,594 shares (excluding 4,984,906 shares subject to possible redemption) issued and outstanding at July 31, 2020	$-	$6,237,441	$250,000,000	(5)	$283,169,991
			18,500,000	(6)
			5,990,000	(7)
			2,442,550	(9)

Share capital	54,706,335	-	(54,706,335)	(5)	-
Additional paid-in capital	-	-	14,572,831	(4)	(177,357,937)
			(196,531,090)	(5)
			(5,990,000)	(7)
			(222,050)	(9)
			10,812,372	(11)
Share-based payment reserve	11,233,573	-	-		11,233,573
Exchange fluctuation reserve	79,905	-	-		79,905
Accumulated (deficit)	(71,021,358)	(1,237,425)	239	(1)	(89,648,522)
			(127,403)	(2)
			1,237,425	(5)
			(18,500,000)	(6)
Non-controlling interest	(287,983)	-	-		(287,983)

Total equity	(5,289,528)	5,000,016	27,478,539		27,189,027

LIABILITIES
Lease liabilities	375,225	-	-		375,225
Ordinary shares subject to possible redemption, 4,984,906 shares at redemption value at July 31, 2020	-	49,849,060	(49,849,060)	(4)	-
Convertible bond	10,734,376	-	(10,734,376)	(11)	-

Deferred underwriters’ discount	-	1,725,000	(1,725,000)	(2)	-

Non-current liabilities	11,109,601	51,574,060	(62,308,439)		375,225

Other payables and accruals	13,062,494	471,681	(471,681)	(3)	12,984,498
			(77,996)	(11)

Due to related party	-	1,891,416	(916)	(3)	-
			330,000	(8)
			(2,220,500)	(9)
Client liabilities	4,805,050	-	-		4,805,050
Due to Diginex	-	387,500	(387,500)	(10)	-
Amounts due to directors	130,524	-	-		130,524
Loan from shareholders	1,721,859	-	-		1,721,859
Lease liabilities	2,186,359	-	-		2,186,359
Current liabilities	21,906,286	2,750,597	(2,828,593)		21,828,290

Total liabilities	33,015,887	54,324,657	(65,137,029)		22,203,515

TOTAL EQUITY AND LIABILITIES	$27,726,359	$59,324,673	$(37,658,490)		$49,392,542

F-82

Pro Forma Adjustments to the Unaudited Combined Statement of Financial Position

(A)	Derived from the unaudited consolidated statement of financial position of Diginex as of June 30, 2020.

(B)	Derived from the audited balance sheet of JFK as of July 31, 2020, as adjusted for the reclassification of JFK’s ordinary shares subject to redemption as non-current liabilities under IFRS due to the nature of the ordinary shares subject to redemption.

(1)	To reflect income earned from the trust account and the release of cash from investments held in the trust account.

(2)	To reflect payment of estimated other professional fees related to the Business Combination.

(3)	To record payment of payables.

(4)	To reflect actual redemption of 3,423,625 shares into cash by JFK stockholders on consummation of the Business Combination.

(5)	To reflect recapitalization of Diginex through the contribution of the share capital in Diginex to JFK, and the issuance of 25,000,000 ordinary shares and the elimination of the historical accumulated deficit of JFK, the accounting acquiree.

(6)	To reflect the issuance of 1,850,000 shares, valued at $10 per share, to service providers at Closing.

(7)	To reflect the issuance of 599,000 shares, valued at $10 per share, from the conversion of rights at Closing.

(8)	To reflect the issuance of unsecured promissory note to related parties.

(9)	To reflect the repayment of unsecured promissory note to related parties by issuing stock and rights that will automatically converted into stock at closing.

(10)	To reflect the elimination of the unsecured promissory note issued by JFK to Diginex upon closing.

(11)	To reflect the conversion of Diginex convertible bond and accrued interest at Closing.

F-83

PRO FORMA COMBINED STATEMENT OF PROFIT OR LOSS

YEAR ENDED JULY 31, 2020

(UNAUDITED)

	(A)	(B)	Reflecting Actual Redemptions on September 11, 2020
	Diginex	JFK	Pro Forma Adjustments		Pro Forma Income Statement

Revenue	$472,911	$-	$-		$472,911

REVENUE	472,911	-	-		472,911

Formation and operating costs	-	(1,352,149)	1,103,970	(2)	(248,179)
General and administrative expenses	(44,096,773)	-	(36,137,576)	(3)	(80,234,349)

OPERATING LOSS	(43,623,862)	(1,352,149)	(35,033,606)		(80,009,617)

Other income	-	508,250	(508,223)	(1)	27
Other gains, net	4,554,381	-	-		4,554,381
Impairment losses on financial assets, net	(12,079,883)	-	-		(12,079,883)
Finance costs	(1,757,949)	-	-		(1,757,949)

(LOSS) BEFORE TAX	(52,907,313)	(843,899)	(35,541,829)		(89,293,041)
Income tax expense	-	-	-		-

(LOSS) FOR THE YEAR	$(52,907,313)	$(843,899)	$(35,541,829)		$(89,293,041)
Weighted average shares outstanding
Basic	1,143,473	7,427,500			31,688,392
Diluted	1,143,473	7,427,500			31,688,392
Net income (loss) per share
Basic	$(46.27)	$(0.11)			$(2.82)
Diluted	$(46.27)	$(0.11)			$(2.82)

F-84

Pro Forma Adjustments to the Unaudited Combined Statement of Profit or Loss

(A)	Derived from the unaudited consolidated statement of profit or loss of Diginex for the twelve months ended June 30, 2020.

(B)	Derived from the audited statement of operations of JFK for the year ended July 31, 2020.

(1)	Represents an adjustment to eliminate interest income held in the trust account as of the beginning of the period.

(2)	Represents an adjustment to eliminate direct costs related to the Business Combination.

(3)	To reflect the revised value of share options held by employees. The accumulated cost of existing Diginex options at June 30, 2020 was $10,828,030. On the assumption that the replacement of 5,600,000 options, with a fair value of $56,000,000, were issued on August 1, 2019 and vest after 15 months, the incremental compensation costs would be $45,171,970, of which $36,137,576 was recorded in the pro forma combined statement of profit or loss for the year ended July 31, 2020. The fair value of the replacement of 5,600,000 options is computed using the same input assumptions as in the binomial option pricing model for Diginex at June 30, 2020.

F-85

Weighted average shares outstanding-basic and diluted are calculated as follows:

For the year ended July 31, 2020

Reflecting Actual Redemptions on September 11, 2020
Weighted average shares calculation, basic and diluted
JFK weighted average public shares outstanding	7,427,500
JFK rights converted to shares	599,000
JFK shares and rights issued to repay the related parties loan	244,255
JFK shares redeemed by cash	(3,423,625)
JFK shares issued to service providers	1,841,262
JFK shares issued to Diginex’s shareholders	25,000,000
Weighted average shares outstanding	31,688,392

Percent of shares owned by Diginex holders	78.9%
Percent of shares owned by JFK shareholders	15.3%
Percent of shares owned by service providers	5.8%

Reflecting Actual Redemptions on September 11, 2020
Weighted average shares calculation, basic and diluted
Existing Diginex holders	25,000,000
JFK holders	4,847,130
Service providers	1,841,262
Weighted average shares outstanding	31,688,392

F-86

Item 19. Exhibits

Exhibit Number	Description
1.1	Constitution of Diginex Limited (incorporated by reference to Exhibit 3.4 to the JFK Registration on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
1.2	Amended and Restated Constitution of Diginex Limited
4.1	Form of Registration Rights Agreement by and among Diginex Limited and the Investors named therein (incorporated by reference to Exhibit 10.5 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 20, 2020).†
4.2	Form of Escrow Agreement (incorporated by reference to Exhibit 10.6 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
4.3	Form of Lock-Up Agreements (incorporated by reference to Exhibit 10.7 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020). †
4.4	Merger Agreement, dated October 8, 2019, by and among 8i Enterprises Acquisition Corp., Digital Innovative Limited, and DIGITAL INNOVATIVE LIMITED (incorporated by reference to Exhibit 10.8 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
4.5	Diginex Limited 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
4.6	Form of Option Agreement (incorporated by reference to Exhibit 10.10 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 5, 2020).†
4.7	Form of Assignment of Warrant Agreement (incorporated by reference to Exhibit 10.11 to the JFK Registration Statement filed on Form F-4/A filed with the Securities and Exchange Commission on February 20, 2020).†
4.8	Form of Supplemental Warrant Agreement (incorporated by reference to Exhibit 10.11 to the JFK Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on February 20, 2020).†
11	Code of Business Conduct and Ethics

†	Previously filed

72

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: October 6, 2020	DIGINEX LIMITED

/s/ Richard Byworth
	Name:	Richard Byworth
	Title:	Chief Executive Officer

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